ALAMOS GOLD INC.
and
ARGONAUT GOLD INC.

______________________________________________________________________________
ARRANGEMENT AGREEMENT
______________________________________________________________________________

Dated as of March 27, 2024

TABLE OF CONTENTS
(continued)
Page

ARRANGEMENT AGREEMENT
THIS ARRANGEMENT AGREEMENT (this “Agreement”) made as of the 27th day of March, 2024
BETWEEN:
ALAMOS GOLD INC., a corporation amalgamated under the laws of Ontario,
(hereinafter referred to as “Alamos”)
- and -
ARGONAUT GOLD INC., a corporation incorporated under the laws of Ontario,
(hereinafter referred to as “Argonaut”, and together with Alamos, the “Parties” and each, a “Party”)
WITNESSES THAT:
WHEREAS Alamos and Argonaut wish to enter into this Agreement to implement (i) the acquisition by Alamos of all the issued and outstanding Argonaut Shares and (ii) in conjunction with and prior to such acquisition, the distribution by Argonaut of part of the business of Argonaut (by way of a distribution of New Argonaut Shares) to the holders of Argonaut Shares;
AND WHEREAS the Argonaut Board has determined, after consultation with its legal and financial advisors, that the Arrangement is fair to the Argonaut Shareholders from a financial point of view and that the Arrangement and related transactions contemplated in this Agreement are in the best interests of Argonaut; and the Argonaut Board has resolved to recommend approval of the Arrangement Resolution to the Argonaut Shareholders, all on the terms and subject to the conditions contained herein;
AND WHEREAS the Locked-Up Shareholders have concurrently with the execution and delivery of this Agreement entered into the Lock-Up Agreements;
AND WHEREAS the Parties intend that the issuance of the 3(a)(10) Securities will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof and applicable U.S. state securities laws in reliance upon similar exemptions therefrom;
NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES
1.1    Definitions
In this Agreement (including the recitals hereof), unless the context otherwise requires, the following words and terms shall have the meanings ascribed to them below:
(a)    “1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;
(b)    “1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;
(c)    “1940 Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated from time to time thereunder;
(d)    “3(a)(10) Securities” means, one or more of, as applicable, the Alamos Shares, the Argonaut Arrangement Shares, the New Argonaut Shares, the Argonaut Class A Options, the New Argonaut Options and the Replacement Options, in each case issuable to Argonaut Securityholders pursuant to the Arrangement;
(e)    “Adjusted Argonaut Termination Payment” shall have the meaning ascribed thereto in Section 6.3;
(f)    “affiliate” has the meaning ascribed thereto in the Canadian Securities Administrators’ National Instrument 45-106 – Prospectus Exemptions, unless stated otherwise;
(g)    “Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;
(h)    “Alamos” shall have the meaning ascribed thereto on the first page of this Agreement;
(i)    “Alamos Board” means the board of directors of Alamos;
(j)    “Alamos Disclosure Letter” means the letter dated as of the date of this Agreement, delivered by Alamos to Argonaut pursuant to Section 3.3 with respect to certain matters in this Agreement;
(k)    “Alamos Exchange Ratio” means 0.0185 of an Alamos Share for each Argonaut Arrangement Share;
(l)    “Alamos FCMI NSR Agreement” means the royalty agreement to be entered into between Alamos, or an Alamos Subsidiary, and FCMI, as of the Effective Date, in a form agreeable to Argonaut, Alamos and FCMI, each acting reasonably, by which a 2% Net Smelter Returns (as such term is defined therein) with respect to all properties comprising the Florida Canyon Mine shall be granted to Alamos in connection with the provision of the Alamos Surety Bond Guarantee, all as more particularly described in Section 4.13;

(m)    “Alamos Financial Statements” shall have the meaning ascribed thereto in subsection 3.1(e);
(n)    “Alamos Public Disclosure Documents” means all documents filed by or on behalf of Alamos on SEDAR+ on or after January 1, 2022, and before the date hereof that are publicly available on the date hereof;
(o)    “Alamos Shares” means the Class A common shares in the capital of Alamos, as currently constituted;
(p)    “Alamos Subsidiaries” means, collectively, the Subsidiaries of Alamos included in the Alamos Disclosure Letter;
(q)    “Alamos Surety Bond Guarantee” means the corporate guarantee of Alamos in an amount not to exceed US$[redacted – commercially sensitive information], to be entered into as of the Effective Date, in form and content satisfactory to Argonaut and Alamos, each acting reasonably, regarding a guarantee for the obligations under the FCMI Surety Bonds which secure the reclamation and closure liabilities at the Florida Canyon Mine to be held by New Argonaut, as further described in Section 4.13;
(r)    “Alamos Termination Payment” shall have the meaning ascribed thereto in Section 6.4;
(s)    “Alio Replacement Options” means the replacement stock options issued by Argonaut upon the acquisition of Alio Gold Inc. on July 1, 2020, in exchanged for outstanding Alio Gold Inc. options.
(t)    “Anti-Corruption Laws” shall have the meaning ascribed thereto in subsection 3.1(p);
(u)    “ARC” means an advance ruling certificate issued by the Commissioner under Section 102(1) of the Competition Act in respect of the transactions contemplated by this Agreement;
(v)    “Argonaut” shall have the meaning ascribed thereto on the first page of this Agreement;
(w)    “Argonaut Acquisition Proposal” means, other than the transactions between the Parties contemplated by this Agreement, any proposal, offer or expression of interest from any Person or group of Persons acting “jointly or in concert”, other than Alamos or its affiliates, to, (i) directly or indirectly, acquire in any manner more than 20% of the assets of the Argonaut Entities on a consolidated basis, or more than 20% of the Argonaut Shares, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, issuer bid, exchange offer, sale of assets, joint venture earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Argonaut or any of its securityholders or any other Person whether by way of a single or multistep transaction or series of related transactions, or a written proposal to do so, or (ii) enter into any material royalty, production payment, streaming or similar right, or enter into any material agreements that are similar to a royalty agreement, production participation agreement, or a stream agreement, in each case in respect of or with reference to, all or any portion of the Magino Gold project;
(x)    “Argonaut Arrangement Share Exchange Ratio” means one Argonaut Arrangement Share for each Argonaut Share;
(y)    “Argonaut Arrangement Shares” means the Class A Common shares in the capital of Argonaut, to be created in accordance with, and issued to the holders of Argonaut Shares pursuant to, the Arrangement;
(z)    “Argonaut Benefit Plan” means all material plans with respect to any employees or consultants of Argonaut or any of the Argonaut Subsidiaries or former employees or former consultants of Argonaut or any of the Argonaut Subsidiaries which Argonaut or any of the Argonaut Subsidiaries is a party to or bound by or to which Argonaut or any of the Argonaut Subsidiaries has an obligation to contribute or with respect to which Argonaut or any of the Argonaut Subsidiaries may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefits, other than any Statutory Plan;
(aa)    “Argonaut Board” means the board of directors of Argonaut;
(bb)    “Argonaut Board Approval” shall have the meaning ascribed thereto in subsection 3.2(d);
(cc)    “Argonaut Budget” means Argonaut’s cash flow projections and budget for the period indicated therein in the form appended to the Argonaut Disclosure Letter;
(dd)    “Argonaut Contributed Assets” shall have the meaning ascribed thereto in the Plan of Arrangement;
(ee)    “Argonaut Circular” means the notice of the Argonaut Meeting to be sent to Argonaut Shareholders and the management information circular to be prepared in connection with the Argonaut Meeting, together with any amendments thereto or supplements thereof, and any other information circular or proxy statement which may be prepared in connection with the Argonaut Meeting;
(ff)    “Argonaut Class A Options” shall have the meaning ascribed to that term in the Plan of Arrangement;
(gg)    “Argonaut Debenture Indenture” means the debenture indenture dated as of October 30, 2020 between Argonaut and Computershare Trust Company of Canada;

(hh)    “Argonaut Debentures” means the 4.625% Senior Unsecured Convertible Debentures due November 30, 2025 issued pursuant to the Argonaut Debenture Indenture;
(ii)    “Argonaut Disclosure Letter” means the letter dated as of the date of the Agreement, delivered by Argonaut to Alamos pursuant to Section 3.4 with respect to certain matters in this Agreement;
(jj)    “Argonaut DSUs” means deferred share units granted under, or governed by, the Argonaut Incentive Plan;
(kk)    “Argonaut Ejido Property” shall have the meaning ascribed thereto in subsection 3.2(z)(xiii);
(ll)    “Argonaut Entities” means, collectively, Argonaut and the Argonaut Subsidiaries, and “Argonaut Entity” means any one of them;
(mm)    “Argonaut Executives” means collectively, the directors and officers of Argonaut or an Argonaut Subsidiary, as of immediately prior to the Effective Time, and “Argonaut Executive” means any one of such directors or officers;
(nn)    “Argonaut Fairness Opinion” shall have the meaning ascribed thereto in subsection 3.2(d);
(oo)    “Argonaut Financial Statements” shall have the meaning ascribed thereto in subsection 3.2(l);
(pp)    “Argonaut Incentive Plan” means the amended and restated share incentive plan of Argonaut, most recently approved by the Argonaut Shareholders on May 5, 2023;
(qq)    “Argonaut Loan Facilities” means the facilities provided under the Argonaut Macquarie Loan Agreement;
(rr)    “Argonaut Macquarie Loan Agreement” means the credit agreement dated as of October 27, 2022 between Argonaut as borrower, the guarantors party thereto, Macquarie Bank Limited as administrative agent and collateral agent and the lenders party thereto;
(ss)    “Argonaut Meeting” means the special meeting, including any adjournments or postponements thereof, of the Argonaut Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the Arrangement Resolution;
(tt)    “Argonaut Mineral Rights” shall have the meaning ascribed thereto in subsection 3.2(o)(i);
(uu)    “Argonaut Options” means stock options issued pursuant to, or governed by, the Argonaut Incentive Plan;

(vv)    “Argonaut Permitted Encumbrances” means:

(i)    minor title defects or irregularities (including any minor defects that would be revealed by an up to date survey of a property) or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or mineral property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the Argonaut Property or Argonaut Mineral Rights for mineral exploration, development and mining purposes;
(ii)    undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Argonaut or the Argonaut Subsidiaries;
(iii)    any development or similar agreements concerning real property entered into with a Governmental Entity or public utility from time to time which do not and will not in the aggregate materially detract from the value of such property or materially impair its use as a mine or in connection with mining operations;
(iv)    statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the Argonaut Property or Argonaut Mineral Rights or served upon Argonaut pursuant to Law or that relate to obligations not due or delinquent, save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are due and payable;
(v)    the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or mineral property or interest therein and statutory exceptions to title that do not materially detract from the value of the Argonaut Property or Argonaut Mineral Rights or materially impair the operation or enjoyment of the Argonaut Property or Argonaut Mineral Rights for mineral exploration, development and mining purposes;
(vi)    good faith deposits and encumbrances in the ordinary course of business to secure the performance of bids, tenders, contracts, leases, surety, customs, performance bonds and other similar obligations;
(vii)    the Argonaut Royalty Agreements and any Encumbrance existing as of the date hereof, securing an Argonaut Royalty Agreement;
(viii)    Encumbrances securing the Argonaut Loan Facilities and the Hedging Arrangements described in the Argonaut Disclosure Letter;

(ix)    Encumbrances securing the outstanding balance of the purchase price of real or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of real or personal property (including title retention arrangements), or any refinancing of such indebtedness or outstanding balance, where such Encumbrance is limited to such property; and
(x)    in respect of the Magino Project, the Encumbrances described in the title opinion to be received by Alamos pursuant to subsection 5.3(d), provided the scope of such Encumbrances is consistent with those in the bring-down title opinion provided to Alamos prior to the date hereof;
(ww)    “Argonaut Property” shall have the meaning ascribed thereto in subsection 3.2(o)(i);
(xx)    “Argonaut PSUs” means performance share units granted under, or governed by, the Argonaut Incentive Plan;
(yy)    “Argonaut Public Disclosure Documents” means all documents filed by or on behalf of Argonaut on SEDAR+ on or after January 1, 2022, and before the date hereof that are publicly available on the date hereof;
(zz)    “Argonaut Royalty Agreements” means the royalty agreements of Argonaut as more particularly described in Schedule 1.1(zz) of the Argonaut Disclosure Letter;
(aaa)    “Argonaut RSUs” means restricted share units granted under, or governed by, the Argonaut Incentive Plan;
(bbb)    “Argonaut SARs” means share appreciation rights granted under, or governed by, the Argonaut Incentive Plan;
(ccc)    “Argonaut Securities” means, collectively, the Argonaut Shares, Argonaut Options, Argonaut DSUs, Argonaut PSUs and Argonaut RSUs;
(ddd)    “Argonaut Securityholders” means, at the applicable time, the holders of Argonaut Securities;
(eee)    “Argonaut Shareholders” means, at any time, the holders of Argonaut Shares;
(fff)    “Argonaut Shares” means the common shares in the capital of Argonaut, as presently constituted;
(ggg)    “Argonaut Subsidiaries” means, collectively, the Subsidiaries of Argonaut included in the Argonaut Disclosure Letter;
(hhh)    “Argonaut Termination Payment” shall have the meaning ascribed thereto in Section 6.3;

(iii)    “Argonaut Trade-Marks” means any and all common law or registered trade-mark rights, trade names, trade-marks, proposed trade-marks, certification marks, service marks, distinguishing marks and guises, logos, slogans, domain names and any registrations and applications therefor, in each case relating to the name “Argonaut”, “Argonaut Gold” or any variation thereof anywhere in Canada, the United States of America or Mexico, whether or not registered or registrable, including common law trade-marks, pending trade-mark registrations and applications, together with all goodwill associated with the foregoing and including the websites and domain names presently used or held for use by Argonaut or any of the Argonaut Subsidiaries;
(jjj)    “Arrangement” means an arrangement pursuant to section 182 of the OBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made: (i) in accordance with this Agreement or the Plan of Arrangement; (ii) at the direction of the Court either in the Interim Order or the Final Order (with the consent of both of Alamos and Argonaut, each acting reasonably); or (iii) with the consent of both Alamos and Argonaut, each acting reasonably;
(kkk)    “Arrangement Resolution” means the special resolution of the Argonaut Shareholders approving the Plan of Arrangement substantially in the form attached as Schedule B;
(lll)    “Articles of Arrangement” means the articles of arrangement of Argonaut in respect of the Arrangement, to be sent to the Director pursuant to the OBCA after the Final Order is made, which shall be in form and substance satisfactory to Alamos and Argonaut, each acting reasonably;
(mmm)    “Ausenco Settlement Payment” means the payments of $[redacted – commercially sensitive information] and $[redacted – commercially sensitive information] owing and payable by April 15, 2024 and July 2, 2024, respectively, pursuant to the minutes of settlement entered into by Prodigy Gold Inc. and Ausenco Engineering Canada ULC dated February 27, 2024;
(nnn)    “Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, whether or not having the force of Laws, and includes any Environmental Approval;
(ooo)    “Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or New York City, New York;
(ppp)    “Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to section 183(2) of the OBCA;
(qqq)    “Change in Recommendation” shall have the meaning ascribed thereto in subsection 4.1(a)(ii);

(rrr)    “Claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action;
(sss)    “Co-operation Agreement” shall have the meaning ascribed thereto in Section 4.5;
(ttt)    “Commissioner” means the Commissioner of Competition Act, or any person duly authorized to exercise the powers of the Commissioner of Competition;
(uuu)    “Competition Act” means the Competition Act (Canada);
(vvv)    “Competition Act Approval” means, in respect of the transactions contemplated by this Agreement, that the Commissioner: (a) shall have issued an ARC, or (b) the applicable waiting period under Section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter;
(www)    “Completion Deadline” means June 28, 2024; provided that if on such date, all of the conditions precedent contained in Article 5 have been satisfied or waived (other than the condition precedent contained in subsection 5.1(i) with respect to the Required Regulatory Approvals and those conditions that by their nature can only be satisfied at closing of the Arrangement), then the Completion Deadline shall be automatically extended to September 6, 2024;
(xxx)    “Contribution Effective Time” means the time on the Effective Date at which the transfer of the Argonaut Contributed Assets to New Argonaut pursuant to the New Argonaut Contribution Agreement becomes effective in accordance with the Plan of Arrangement;
(yyy)    “Court” means the Ontario Superior Court of Justice (Commercial List);
(zzz)    “Director” means the Director appointed pursuant to Section 278 of the OBCA;
(aaaa)    “Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 3 of the Plan of Arrangement;
(bbbb)    “Effective Date” means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate of Arrangement;
(cccc)    “Effective Time” means 3:01 a.m. (Toronto time) on the Effective Date;

(dddd)    “Ejido” means communal property regime under which the Ejido members individually possess specific parcels and as a group hold common land; which are incorporated through an executive action of the Mexican Federal Government and registered with the Mexico’s National Agrarian Registry (Registro Agrario Nacional);
(eeee)    “Ejido Group” means the Ejido members;
(ffff)    “Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing, but does not include, when such term is used in reference to Argonaut, any Argonaut Permitted Encumbrance;
(gggg)    “Entitlement Plans” shall have the meaning ascribed thereto in Section 4.8 hereof;
(hhhh)    “Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or Claims, whether or not having the force of Law, issued or required by any Governmental Entity pursuant to any Environmental Laws;
(iiii)    “Environmental Laws” means all applicable Laws whether foreign or domestic, including applicable common law and civil law, for the protection of the natural environment and human health and safety and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances, and includes Environmental Approvals;
(jjjj)    “Excluded Taxes” means the amount of any Tax which is payable to any Governmental Entity by Argonaut or any of the Argonaut Subsidiaries in respect of: (i) the transfer of any New Argonaut Property to New Argonaut; (ii) any sale, disposition or transfer of any New Argonaut Property after the date of this Agreement; (iii) the disposition of New Argonaut Shares pursuant to the Arrangement; or (iv) such other Taxes as Alamos and Argonaut may agree, provided that “Excluded Taxes” shall exclude any GST/HST or PST or other sales Taxes or value-add Taxes arising or payable in respect of the transfer of any the New Argonaut Property to New Argonaut;
(kkkk)    “FCMI” means Florida Canyon Mining Inc., a company incorporated pursuant to the laws of the State of Delaware;
(llll)    “FCMI Surety Bonds” means the surety bonds guaranteed by Argonaut in place and existing as of the date hereof, regarding closing and reclamation liabilities required from time to time by the State of Nevada for the Florida Canyon Mine, as further disclosed in the Argonaut Disclosure Letter;
(mmmm)    “Final Order” means the final order made after application to the Court, and after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) Exemption in connection with the issuance of 3(a)(10) Securities in the

United States, to approve the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date (with the consent of both Alamos and Argonaut, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of both Alamos and Argonaut, each acting reasonably) on appeal;
(nnnn)    “Financial Indebtedness” means in relation to a Person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another Person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other Person;
(oooo)    “Florida Canyon Mine” means the Florida Canyon mine located in Pershing Country, Nevada, wholly owned indirectly by Argonaut, and to be transferred to New Argonaut at the Effective Time;
(pppp)    “Governmental Entity” means any: (i) supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;
(qqqq)    “Hedging Arrangements” shall have the meaning ascribed thereto in subsection 3.2(r)(i) hereof;
(rrrr)    “Hired Employee” means any employee listed on Schedule E who accepts an offer of employment with New Argonaut made pursuant to Section 2.10;
(ssss)    “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;
(tttt)    “including” means including, without limitation;
(uuuu)    “Indemnified Liabilities” means (i) the New Argonaut Liabilities, (ii) all Claims by or in respect of, and all liabilities and obligations related to, any Hired Employee to the extent such Claims, liabilities or obligations relate to events occurring at any time from and after the Effective Time (for greater certainty, liabilities and obligations of Argonaut or Alamos to their respective directors, officers, employees and consultants, including for any severance or change of control payments which may be payable in connection with the Arrangement, are not Indemnified Liabilities), (iii) all liabilities and obligations related to, arising out of or in connection with, the ownership, possession, financing, development or operation of the New Argonaut Property at any time after the Effective Time, (iv) any GST/HST and PST or other sales Taxes or value-add Taxes arising or payable in respect of the transfer of any New Argonaut Property to New Argonaut, and (v) those liabilities referred to as Indemnified Liabilities in the Argonaut Disclosure Letter and those additional liabilities as Alamos and Argonaut may agree;
(vvvv)    “Indigenous Group” includes any Indian or Band (as those terms are defined in the Indian Act (Canada)), First Nation person or people, Métis person or people, aboriginal person or people, native person or people, indigenous person or people, or any person or group asserting or otherwise claiming an aboriginal or indigenous right (including aboriginal title) or any other aboriginal, indigenous or Métis interest, and any Person or group representing, or purporting to represent, any of the foregoing;
(wwww)    “Intellectual Property” means, with respect to a Person, all registered patents, copyrights, trade-marks, trade-names, service marks, logos, commercial symbols and industrial designs, (including applications for all of the foregoing, and renewals, divisions, extensions and reissues, where applicable, relating thereto) owned by or licensed to the Person or its Subsidiaries;
(xxxx)    “Interim Order” means the interim order made after application to the Court, and after being informed of the intention to rely upon the exemption from registration pursuant to Section 3(a)(10) Exemption in connection with the issuance of 3(a)(10) Securities in the United States, containing declarations and directions in respect of the notice to be given in respect of, and the conduct of, the Argonaut Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both Alamos and Argonaut, each acting reasonably);
(yyyy)    “Laws” means all laws, by-laws, statutes, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, including U.S. Securities Laws;
(zzzz)    “Liability” means, in respect of any Person: (i) any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and/or (iii) any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise), in each case, whether accrued, absolute, contingent or otherwise;
(aaaaa)    “Lock-Up Agreements” means the voting and support agreements dated the date hereof and made between Alamos and each of the Locked-Up Shareholders, in the form attached hereto as Schedule C;
(bbbbb)    “Locked-Up Shareholders” means each of the members of senior management and the directors of Argonaut and each of GMT Capital Corp. and Libra Advisors, LLC;
(ccccc)    “Magino Project” means the Magino mine property located 40 kilometres northeast of Wawa, Ontario, approximately 14 kilometres southeast of the town of Dubreuilville;
(ddddd)    “Material Adverse Effect” means, in respect of Alamos or Argonaut, any one or more changes, events, occurrences or state of facts, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, Liabilities, financial condition or continued ownership, development and operation of its properties, of Alamos and the Alamos Subsidiaries, on a consolidated basis, or the Argonaut Entities on a consolidated basis, respectively, other than any change, effect, event, occurrence or state of facts:

(i)    relating to the global economy or securities or commodities markets in general and which does not have a materially disproportionate effect on Alamos and the Alamos Subsidiaries on a consolidated basis, or the Argonaut Entities on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as Alamos and the Alamos Subsidiaries, or the Argonaut Entities, respectively;
(ii)    affecting the worldwide gold and silver mining industry in general and which does not have a materially disproportionate effect on Alamos and the Alamos Subsidiaries on a consolidated basis, or the Argonaut Entities on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as Alamos and the Alamos Subsidiaries or the Argonaut Entities, respectively;
(iii)    resulting from changes in the price of gold and silver and which does not have a materially disproportionate effect on Alamos and the Alamos Subsidiaries on a consolidated basis, or the Argonaut Entities on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as Alamos and the Alamos Subsidiaries or the Argonaut Entities, respectively;
(iv)    relating to any change in applicable Laws or in the interpretation thereof by any Governmental Entity, provided that it does not have a materially disproportionate effect on Alamos and the Alamos Subsidiaries on a consolidated basis, or the Argonaut Entities on a consolidated basis, respectively, relative to other companies operating in the same industries and locations as Alamos and the Alamos Subsidiaries, or Argonaut and the Argonaut Subsidiaries, respectively;
(v)    relating to the rate at which Canadian dollars can be exchanged for United States dollars or any relevant foreign currency or vice versa;
(vi)    resulting from any natural disaster;
(vii)    relating to a change in the market trading price of publicly traded securities of Alamos or Argonaut, either: (A) related to this Agreement and the Arrangement or the performance of any obligation hereunder or the announcement thereof, or (B) primarily resulting from a change, effect, event, occurrence or state of facts excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iii), (iv), (v), (vi), (viii) or (ix) hereof;
(viii)    relating to any generally applicable change in applicable accounting principles; or
(ix)    resulting from the announcement of this Agreement, the pendency of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein;
and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a Material Adverse Effect has occurred or whether a state of facts exists that has or could have a Material Adverse Effect;
(eeeee)    “MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators;
(fffff)    “New Argonaut” shall have the meaning ascribed thereto in the Plan of Arrangement;
(ggggg)    “New Argonaut Contribution Agreement” means the agreement between New Argonaut, Argonaut and Alamos, in a form agreeable to Argonaut, New Argonaut and

Alamos, each acting reasonably, by which certain of the New Argonaut Property and the New Argonaut Liabilities are transferred to or assumed by, as applicable, New Argonaut and New Argonaut indemnifies Alamos in respect of the Indemnified Liabilities, all as more particularly described in Section 2.9;
(hhhhh)    “New Argonaut Exchange Ratio” means 0.10 of a New Argonaut Share for each Argonaut Share, subject to adjustment in accordance with the Plan of Arrangement;
(iiiii)    “New Argonaut Indemnity” shall have the meaning ascribed thereto in subsection 2.9(c)(v);
(jjjjj)    “New Argonaut Liabilities” means all of the liabilities and obligations of Argonaut, whether accrued, contingent or otherwise, which pertain or relate to the New Argonaut Property or relate to the Spin-off Transaction, including (i) all liabilities and obligations of Argonaut in respect of reclamation obligations related to or in respect of any New Argonaut Property, (ii) all liabilities and obligations that are reflected on the pro forma financial statements of New Argonaut included in the Argonaut Circular, (iii) those liabilities which are referred to as “New Argonaut Liabilities” in the Argonaut Disclosure Letter, (iv) such other liabilities as Argonaut and Alamos may agree, and (v) all liabilities and obligations of Argonaut to be performed under any agreement, note, bond, mortgage, indenture, supplemental indenture, deed of trust, lease, license, franchise, concession, easement, contract or Authorization which pertains or relates to the New Argonaut Property and which by the terms and conditions thereof are to be observed, paid, discharged or performed at any time on or after the Effective Time, but excluding, for greater certainty, (a) all obligations of Argonaut to its directors, officers, employees and consultants including any severance or change of control payments which may be payable in connection with the Arrangement, (b) Excluded Taxes, (c) such other excluded liabilities as Argonaut and Alamos may agree, and (d) all costs and expenses (including reasonable out-of-pocket legal and other professional fees and disbursements) relating to the inclusion of disclosure in respect of New Argonaut in the Argonaut Circular (including all costs relating to any technical reports required to be filed pursuant to NI 43-101 as a result thereof) and the listing and posting for trading of the New Argonaut Shares on the TSX or TSX Venture Exchange, as applicable;
(kkkkk)    “New Argonaut Options” shall have the meaning ascribed to that term in the Plan of Arrangement;
(lllll)    “New Argonaut Property” means all right, title and interest of Argonaut in (i) the property and assets set forth in Schedule D, (ii) the Argonaut Trade-Marks, (iii) cash collateral or deposits posted on account of reclamation obligations relating to the properties set forth in Schedule D, (iv) up to $10 million in cash, subject to and in accordance with subsection 4.10(g); (v) US$10 million in cash, provided by Alamos in accordance with this Agreement; and (vi) such other property or assets as Argonaut and Alamos may agree;
(mmmmm)    “New Argonaut Shares” means common shares in the capital of New Argonaut;

(nnnnn)    “New Argonaut Subscription Closing Date” shall have the meaning ascribed thereto in Section 4.12;
(ooooo)    “New Argonaut Subscription Price” shall have the meaning ascribed thereto in Section 4.12;
(ppppp)    “New Argonaut Subscription Shares” shall have the meaning ascribed thereto in Section 4.12;
(qqqqq)    “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;
(rrrrr)    “NI 45-106” shall have the meaning ascribed thereto in subsection 4.10(b)(i);
(sssss)    “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators;
(ttttt)    “No-Action Letter” means a letter from the Commissioner advising the Parties (directly or through counsel) in writing that the Commissioner at that time does not intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;
(uuuuu)    “Non-Continuing Employees” means those Persons who are Argonaut employees or consultants immediately prior to the Effective Time and who will not be employed or engaged by Alamos, Argonaut, any of the Argonaut Subsidiaries or New Argonaut from and following the Effective Time;
(vvvvv)    “Non-Solicitation Agreement” shall have the meaning ascribed thereto in subsection 2.10(b);
(wwwww)    “NYSE” means the New York Stock Exchange;
(xxxxx)    “OBCA” means the Business Corporations Act (Ontario);
(yyyyy)    “Parties” shall have the meaning ascribed thereto on the first page of this Agreement;
(zzzzz)    “Payor” shall have the meaning ascribed thereto in Section 2.6;
(aaaaaa)    “PCMLTFA” shall have the meaning ascribed thereto in subsection 4.10(b)(xv);
(bbbbbb)    “Pending Acquisition Proposal” shall have the meaning ascribed thereto in subsection 6.3(a);
(cccccc)    “Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

(dddddd)    “PFIC” means a passive foreign investment company within the meaning of the U.S. Tax Code;
(eeeeee)    “Plan of Arrangement” means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Article 5 of the Plan of Arrangement or subsection 2.9(e) or Section 7.1 hereof;
(ffffff)    “Private Placement” shall have the meaning ascribed thereto in Section 4.10;
(gggggg)    “Recipient” shall have the meaning ascribed thereto in Section 2.6;
(hhhhhh)    “Replacement Options” shall have the meaning ascribed to that term in the Plan of Arrangement;
(iiiiii)    “Representatives” shall have the meaning ascribed thereto in subsection 6.1(a);
(jjjjjj)    “Required Regulatory Approvals” means the Competition Act Approval and any other mandatory competition or antitrust approvals;
(kkkkkk)    “Response Period” shall have the meaning ascribed thereto in subsection 6.2(a)(v);
(llllll)    “SEC” means the United States Securities Exchange Commission;
(mmmmmm)    “Section 3(a)(10) Exemption” shall have the meaning ascribed thereto in Section 2.8;
(nnnnnn)    “Securities Authorities” means collectively, the Ontario Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada, as the context requires;
(oooooo)    “Spin-off Transaction” means the formation of New Argonaut, the transfer of any New Argonaut Property to New Argonaut, and the assumption by New Argonaut of the New Argonaut Liabilities, pursuant to the terms and conditions set forth in this Agreement, the New Argonaut Contribution Agreement and the Plan of Arrangement;
(pppppp)    “Statutory Plan” means a statutory benefit plan which Argonaut is required to participate in or comply with, including the Canada Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;
(qqqqqq)    “Subscription Closing Date” shall have the meaning ascribed thereto in subsection 4.10(e);
(rrrrrr)    “Subscription Price” shall have the meaning ascribed thereto in subsection 4.10(a);

(ssssss)    “Subscription Shares” shall have the meaning ascribed thereto in subsection 4.10(a);
(tttttt)    “Subsidiary” has the meaning specified in National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators in effect on the date of this Agreement, and “Subsidiaries” means more than one Subsidiary;
(uuuuuu)    “Superior Proposal” means any bona fide unsolicited written Argonaut Acquisition Proposal made by an arm’s length third party that is made after the execution of this Agreement (and not obtained in connection with a violation of Section 6.1 of this Agreement), to acquire all or substantially all of the assets of Argonaut (on a consolidated basis) or 100% of the Argonaut Shares not beneficially owned by the party making such Argonaut Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, and that the Argonaut Board determines in its good faith (based upon the advice from its financial advisors and outside legal counsel): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is not subject to any financing condition; (iii) is not subject to a due diligence or access to information condition; (iv) in the case of an offer to acquire all of the issued and outstanding Argonaut Shares, is made to all Argonaut Shareholders (other than the party making such Argonaut Acquisition Proposal and any joint actor or any of their respective affiliates) on the same terms and conditions (including the form and the amount of consideration); (v) would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to Argonaut Shareholders from a financial point of view than the terms of the Arrangement (including any adjustment to such terms proposed by Alamos as contemplated by subsection 6.2(b)); and (vi) failure to recommend such Argonaut Acquisition Proposal to the Argonaut Shareholders would be inconsistent with the Argonaut Board’s fiduciary duties under applicable Law;
(vvvvvv)    “Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity, with respect to the foregoing;

(wwwwww)    “Tax Act” means the Income Tax Act (Canada), as amended;
(xxxxxx)    “Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;
(yyyyyy)    “Transaction Documents” means collectively, this Agreement, the Alamos Disclosure Letter, the Argonaut Disclosure Letter, the Plan of Arrangement, and any Schedules attached hereto and thereto;
(zzzzzz)    “TSX” means the Toronto Stock Exchange;
(aaaaaaa)    “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;
(bbbbbbb)    “U.S. Securities Laws” means the 1933 Act, the 1934 Act and any applicable U.S. state securities laws; and
(ccccccc)    “U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.
1.2    Interpretation Not Affected by Headings
The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.
1.3    Number and Gender
In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.
1.4    Date for any Action
If the date on which any action is required to be taken hereunder by any Party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5    Statutory References
Unless otherwise stated, any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
1.6    Currency
Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.
1.7    Invalidity of Provisions
Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.
1.8    Certain References
References to any contract, licence, lease, agreement, indenture, arrangement or commitment shall be a reference to such contract, licence, lease, agreement, indenture, arrangement or commitment, as amended, modified or supplemented from time to time in accordance with the terms thereof.
1.9    Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.
1.10    Knowledge
Where the phrases “to the knowledge of Alamos” or “to Alamos’ knowledge” or “to the knowledge of Argonaut” or “to Argonaut’s knowledge” are used in respect of Alamos, the Alamos Subsidiaries, Argonaut or the Argonaut Subsidiaries, as applicable, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of Alamos and the Alamos Subsidiaries, the collective knowledge, after reasonable inquiry, of certain officers or directors of Alamos and the Alamos Subsidiaries set forth in the Alamos Disclosure Letter and without personal liability; and (b) in the case of Argonaut and the Argonaut Subsidiaries, the collective knowledge, after reasonable inquiry, of certain officers or directors of Argonaut and the Argonaut Subsidiaries set forth in the Argonaut Disclosure Letter and without personal liability.
1.11    Meaning of Certain Phrase
In this Agreement the phrase “in the ordinary and regular course of business” or “ordinary course” and similar expressions shall, as applicable, mean and refer to (i) those activities that are normally conducted by Persons engaged in the exploration for gold deposits and in the development and production of such deposits and/or (ii) the ordinary course of business conduct of a Party (or its Subsidiaries) in a commercially reasonable and business-like manner consistent with the past practices of the Party.
1.12    Subsidiaries
To the extent any representations, warranties, covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of Alamos or Argonaut, each such provision shall be construed as a covenant by Alamos or Argonaut to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.
1.13    Schedules
The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
A	Plan Of Arrangement
B	Form Of Arrangement Resolution
C	Form Of Lock-Up Agreement
D	New Argonaut Property
E	Hired Employees

ARTICLE 2
THE ARRANGEMENT

2.1    Arrangement
Alamos and Argonaut agree that the Arrangement will be implemented in accordance with, and subject to the terms and conditions contained in, this Agreement and the Plan of Arrangement.
2.2    Effective Time
The Arrangement shall become effective at the Effective Time on the Effective Date. The Articles of Arrangement shall be filed by Argonaut with the Director on the third Business Day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth in Sections 5.1, 5.2 and 5.3 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) but in any event no later than the Completion Deadline, unless another time or date is agreed to in writing by the Parties.
2.3    Consultation

(a)    Alamos and Argonaut shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties, by way of joint or separate press release(s) to be approved by the Parties in advance, acting reasonably. Alamos and Argonaut agree to co-operate in the preparation of presentations, if any, to the Argonaut Securityholders regarding the transactions contemplated by this Agreement.
(b)    Alamos and Argonaut will consult with the other in respect of issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement, Argonaut’s business or operations and in making any filing with any Governmental Entity, including any Securities Authority or stock exchange with respect thereto. Each of Alamos and Argonaut shall use commercially reasonable efforts to enable the other of them to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively, thereof; provided, however, that the obligations herein will not prevent a Party from making, after consultation with the other Party, such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange. Reasonable consideration shall be given to any comments made by the other Party and its counsel. Each of Alamos and Argonaut agrees that Argonaut will file the material change report required to be filed following the public announcement of this Agreement by Argonaut not earlier than the tenth day following such announcement, or such earlier date as may be agreed by the Parties, and that a copy of this Agreement will only be publicly filed on the date such material change report is filed, and the filed Agreement will contain such redactions as each Party may reasonably request, provided such redactions are permitted by applicable Law.
2.4    Court Proceedings
Argonaut shall apply to the Court for the Interim Order and the Final Order as follows:
(a)    as soon as is reasonably practicable after the date hereof, Argonaut shall make and diligently advance an application to the Court for the Interim Order, which application shall be in form and substance satisfactory to Alamos and Argonaut, each acting reasonably, and shall request that the Interim Order shall provide, among other things:

(i)    for the calling and holding of the Argonaut Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;

(ii)    for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Argonaut Meeting and for the manner in which such notice is to be provided;
(iii)    that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Argonaut Shareholders present in person or represented by proxy at the Argonaut Meeting, voting together as a single class, together with, if required by MI 61-101, minority approval in accordance with Section 8.1 of MI 61-101 or as modified by the Interim Order;
(iv)    that, except as modified by the Interim Order, in all other respects, the terms, conditions and restrictions of Argonaut’s constating documents, including quorum requirements and other matters, shall apply in respect of the Argonaut Meeting;
(v)    for the grant of the Dissent Rights as set forth in the Plan of Arrangement;
(vi)    that the Argonaut Meeting may be adjourned or postponed from time to time by management of Argonaut, subject to the terms of this Agreement, without the need for additional approval of the Court;
(vii)    confirmation of the record date for the purposes of determining the Argonaut Shareholders entitled to receive notice of, and vote at, the Argonaut Meeting in accordance with the Interim Order;
(viii)    that the record date for Argonaut Shareholders entitled to notice of, and to vote at, the Argonaut Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Argonaut Meeting or any other change;
(ix)    that the Parties intend to rely upon the Section 3(a)(10) Exemption, subject to and conditioned on the Court’s determination that the Arrangement is fair and reasonable to Argonaut Securityholders (within the meaning of Section 182 of the OBCA), with respect to the issuance of the 3(a)(10) Securities pursuant to the Arrangement;
(x)    for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and
(xi)    for such other matters as Alamos or Argonaut may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned; and
(b)    subject to approval of the Arrangement Resolution by the Argonaut Shareholders at the Argonaut Meeting in accordance with the terms of the Interim Order, Argonaut shall forthwith make and diligently advance an application to the Court for the Final Order, which application shall be in form and substance satisfactory to Alamos and Argonaut, each acting reasonably, and Alamos and Argonaut shall diligently take steps to arrange for the Final Order hearing to be held within three Business Days of the approval of the Arrangement Resolution at the Argonaut Meeting or otherwise as soon as possible, subject to Court availability.
Argonaut will provide Alamos’ legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give due consideration to all such comments. Argonaut will also provide Alamos’ legal counsel, on a timely basis, with copies of any notice of appearance and evidence served on Argonaut or its legal counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom. Subject to applicable Law, Argonaut will not file any material with the Court or serve any such material and will not agree to modify or amend materials so filed or served, except with Alamos’ prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, provided that nothing herein shall require Alamos to agree or consent to any increase in consideration payable pursuant to the Arrangement or expansion of its obligations.
2.5    Closing
The closing of the Arrangement will take place electronically or at such other location as may be agreed upon by the Parties.
2.6    Withholding Taxes
Any Person paying an amount (a “Payor”) to another Person (a “Recipient”) hereunder shall be entitled to deduct or withhold from any such amount otherwise payable to the Recipient such amounts as the Payor is required or reasonably believes is required or permitted to deduct or withhold with respect to such payment under the Tax Act, the U.S. Tax Code or any provision of provincial, state, local or foreign Tax Law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes under this Agreement as having been paid to the Recipient in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Taxing authority. The Payor is hereby authorized to withhold and sell (or otherwise require the Recipient to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale of) such portion of any share or other security otherwise issuable to the Recipient as is necessary to provide sufficient funds to the Payor, to enable it to comply with such deduction or withholding requirement, and the Payor shall notify the Recipient of such withholding and sale and shall remit the applicable portion of the net proceeds of such sale to the appropriate Taxing authority and the balance to the Recipient. Notwithstanding the foregoing, the Payor shall not withhold securities where the Recipient has made arrangements to timely satisfy any such amounts required or permitted to be deducted or withheld, in advance, to the satisfaction of the Payor.
2.7    Structuring
The Parties and their advisors shall in good faith consider and investigate whether the transactions contemplated by this Agreement and the Arrangement may be effected in a manner that achieves favourable tax treatment of the Parties and their respective securityholders. If, following such investigation, the Parties deem it necessary or advisable, the Parties shall amend the Plan of

Arrangement and/or this Agreement accordingly. Notwithstanding the foregoing, neither Alamos nor Argonaut shall be obligated to agree to any amendment if (A) such amendment would have adverse tax or other consequences to (i) Alamos or the Alamos shareholders, or (ii) Argonaut or the Argonaut Shareholders; or (B) such amendment would delay the consummation of, the Arrangement beyond the Completion Deadline.
2.8    U.S. Securities Law Matters
The Parties intend that the issuance of the 3(a)(10) Securities under the Arrangement in the United States will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”), will not be subject to registration or qualification under state “blue sky” or securities laws and will otherwise be in compliance with all U.S. Securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.8.
In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:
(a)    the Arrangement will be subject to the approval of the Court;
(b)    the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;
(c)    the Court will be required to satisfy itself as to the fairness of the Arrangement;
(d)    the Final Order will expressly state that the Arrangement is approved by the Court as being fair and reasonable (within the meaning of Section 182 of the OBCA);
(e)    the Parties will ensure that each Person entitled to receive 3(a)(10) Securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to approve the Final Order and providing them with sufficient information necessary for them to exercise that right;
(f)    each Person to whom 3(a)(10) Securities will be issued pursuant to the Arrangement will be advised that the 3(a)(10) Securities issued pursuant the Arrangement have not been registered under the 1933 Act and will be issued by Alamos in reliance upon the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act and may be subject to certain restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the 1933 Act with respect to securities issued to affiliates (within the meaning of Rule 144 under the 1933 Act) of the issuer of such securities and Persons deemed to be affiliates (within the meaning of Rule 144 under the 1933 Act) of the issuer of such securities within 90 days of the Effective Date;
(g)    the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to issue the Interim Order;

(h)    the Interim Order approving the Argonaut Meeting will specify that each Argonaut Securityholder will have the right to appear before the Court at the hearing of the Court to approve the Final Order so long as such securityholder enters an appearance within a reasonable time; and
(i)    the Final Order shall include a statement to substantially the following effect:
“The Court has been advised that it is the intention of Alamos and New Argonaut to rely on this Order as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Alamos and New Argonaut pursuant to the Plan of Arrangement.”
2.9    Spin-off Transaction

(a)    Argonaut shall, prior to the Effective Time, take such steps as may reasonably be required in order to permit the formation of New Argonaut to occur prior to the Effective Time as contemplated in the Plan of Arrangement.
(b)    The Spin-off Transaction will be completed pursuant to and in accordance with the Plan of Arrangement, and in connection therewith, (X) Argonaut and New Argonaut will enter into the New Argonaut Contribution Agreement, (Y) Alamos will execute and provide the Alamos Surety Bond Guarantee, (Z) pursuant to the New Argonaut Contribution Agreement, (i) Argonaut will transfer, assign and convey to New Argonaut all of the right, title and interest of Argonaut in and to any New Argonaut Property that is not owned by New Argonaut or its subsidiaries immediately prior to the Contribution Effective Time, for the consideration specified in the New Argonaut Contribution Agreement, and (ii) New Argonaut will assume the New Argonaut Liabilities (to the extent such New Argonaut Liabilities have not already been assumed by New Argonaut or its subsidiaries prior to the Contribution Effective Time). It is the intention of the Parties that the transfer of the New Argonaut Property will be structured with a view to achieving favorable tax treatment of the Parties and their respective securityholders.
(c)    Pursuant to the New Argonaut Contribution Agreement, New Argonaut will acknowledge and agree that:

(i)    it is fully informed of all matters relating to the New Argonaut Property and the New Argonaut Liabilities;
(ii)    none of Alamos or Argonaut is making any representation, warranty or covenant to, or for the benefit of, New Argonaut with respect to the New Argonaut Property, the New Argonaut Liabilities or the Spin-off Transaction;

(iii)    if the Spin-off Transaction is consummated pursuant to the Plan of Arrangement, New Argonaut will acquire the New Argonaut Property on an “as is, where is” basis at the sole risk and peril of New Argonaut;
(iv)    none of Alamos, Argonaut, or any of their respective affiliates, directors, officers, employees, agents or representatives shall have any liability to New Argonaut in respect of the New Argonaut Property, the New Argonaut Liabilities or any aspect of the Spin-off Transaction and New Argonaut shall have no recourse against Alamos or Argonaut in relation thereto;
(v)    New Argonaut shall be responsible for, and shall pay, all GST/HST, PST and all other sales and value-added Taxes arising or payable in respect of the transfer of any New Argonaut Property to New Argonaut; and
(vi)    New Argonaut shall provide an indemnity in favour of Argonaut and Alamos, to indemnify and save harmless Argonaut, Alamos and their respective affiliates, directors, officers, employees, agents or representative successors and assigns for, from and against all Claims and losses sustained, suffered or incurred by any of them as a result of, arising out of or in connection with any Indemnified Liability, which indemnity shall be in form and substance satisfactory to the Parties, each acting reasonably (the “New Argonaut Indemnity”).
(d)    Pursuant to the New Argonaut Contribution Agreement, the Parties shall (i) agree upon the value of the consideration for any New Argonaut Property transferred to New Argonaut pursuant to the New Argonaut Contribution Agreement, and (ii) agree to file all Tax Returns in a manner consistent with such agreed upon values.
(e)    From and following the Effective Time, the board of directors and senior management of New Argonaut shall be as agreed by the Parties after the date hereof. To the extent the Parties are unable to agree on the board of directors and senior management of New Argonaut, Argonaut shall use commercially reasonable efforts to negotiate appropriate arrangements with certain of the Argonaut Executives of Argonaut immediately prior to the Effective Time to allow each of them to assume equivalent positions in New Argonaut from and following the Effective Time, and in any event shall be obligated to ensure New Argonaut has a board of directors and senior management that complies with applicable Laws.
2.10    New Argonaut Employees

(a)    Argonaut shall use commercially reasonable efforts to cause the employees listed on Schedule E to accept, effective as of the Effective Time and contingent on the completion of the Arrangement, offers of employment with New Argonaut on the proposed terms set forth in the Argonaut Disclosure Letter.
(b)    The Parties agree that on the Effective Date, (i) each of Alamos and Argonaut shall deliver a covenant to New Argonaut that each of Alamos and Argonaut shall not, for a period of 12 months following the Effective Date, solicit for employment any Hired Employee; provided, however, that the foregoing prohibition shall not extend to (a) general solicitations of a public nature provided that Alamos or Argonaut, as the case may be, have not specifically directed their efforts toward the Hired Employees or (b) any Hired Employee who approaches Alamos or Argonaut, as the case may be, of their own volition; and (ii) New Argonaut shall deliver a covenant to Argonaut that New Argonaut shall not, for a period of 24 months following the Effective Date, solicit for employment any employee of Argonaut or Alamos; provided, however, that the foregoing prohibition shall not extend to (a) the employees listed on Schedule E; (b) general solicitations of a public nature provided that New Argonaut has not specifically directed its efforts toward such employees or (c) any such employee who approaches New Argonaut of their own volition, which covenants shall be in form and substance satisfactory to the Parties, each acting reasonably (the “Non-Solicitation Agreement”).
2.11    Collateral Benefits
The Argonaut Board shall forthwith after the date hereof, and in sufficient time for the determination of such committee to be included in the Argonaut Circular, constitute a committee of independent directors meeting the requirements of MI 61-101 to determine whether the value of any additional benefit that any related party of Argonaut is expected to receive in connection with the Arrangement is or is not a “collateral benefit” as defined in MI 61-101 or is otherwise required to be disclosed in the Argonaut Circular.
2.12    Lock-Up Agreements
Argonaut shall, concurrently with the execution and delivery to Alamos of this Agreement, deliver to Alamos duly executed Lock-Up Agreements, in a form acceptable to Alamos, acting reasonably, from each of the Locked-Up Shareholders.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of Alamos
Except as disclosed in the Alamos Public Disclosure Documents or except as expressly permitted by this Agreement, Alamos hereby represents and warrants to Argonaut, and hereby acknowledges that Argonaut is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:
(a)    Organization. Alamos has been amalgamated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Alamos is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Alamos.
(b)    Capitalization. Alamos is authorized to issue an unlimited number of Alamos Shares. As at March 27, 2024, there were: (i) 396,904,624 Alamos Shares outstanding; and (ii) an aggregate of 4,313,844 Alamos Shares reserved for issue pursuant to outstanding options, warrants, convertible securities and other rights to acquire Alamos Shares. All issued and outstanding Alamos Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. Except as stated in the first sentence of this subsection 3.1(b), as set out in the Alamos Disclosure Letter and except as created pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Alamos to issue or sell any securities of or interest in Alamos. As of the date hereof, Alamos is in compliance with the terms and conditions of all evidence of Financial Indebtedness of Alamos and has not received any notice of default or breach of, or termination under, any instruments governing Financial Indebtedness of Alamos, except in either case as would not, individually or in the aggregate, have a Material Adverse Effect on Alamos.
(c)    Authority. Alamos has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Alamos as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Alamos and all other agreements and instruments to be executed by Alamos as contemplated by this Agreement, and the completion by Alamos of the transactions contemplated herein and therein have been authorized by the Alamos Board and no other corporate proceedings on the part of Alamos are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby. This Agreement has been executed and delivered by Alamos and constitutes a legal, valid and binding obligation of Alamos, enforceable against Alamos in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Subject to the receipt of the approvals set out in this subsection 3.1(c), the execution and delivery by Alamos of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)    result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of:

(A)    the articles and by-laws of Alamos,
(B)    any Law or rules or policies of the TSX or the NYSE, or

(C)    any credit agreement, note, bond, mortgage, indenture, supplemental indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, Authorization, or other instrument to which Alamos or any of the Alamos Subsidiaries is bound or is subject to or of which Alamos or any of the Alamos Subsidiaries is the beneficiary, in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Alamos; or
(ii)    give rise to any right of termination or acceleration of Financial Indebtedness, or cause any Financial Indebtedness owing by Alamos to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Alamos.
No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Alamos in connection with the execution and delivery of this Agreement or the consummation by Alamos of the transactions contemplated hereby other than: (i) in connection with or in compliance with applicable securities Laws; (ii) the Interim Order and any approvals required by the Interim Order; (iii) the Final Order and any approvals required by the Final Order; (iv) filings required under the OBCA (including the Articles of Arrangement); (v) filings with and approvals required by the Securities Authorities, the SEC, the TSX and the NYSE; (vi) the Required Regulatory Approvals; and (vii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Alamos.
(d)    Absence of Changes. Since December 31, 2023, there has not occurred a Material Adverse Effect with respect to Alamos.
(e)    Financial Matters. The audited consolidated financial statements of Alamos as at and for the financial years ended December 31, 2023 (collectively, the “Alamos Financial Statements”) were prepared in accordance with IFRS and present fairly, in all material respects, the respective consolidated financial position of Alamos at the respective dates indicated, and their respective financial performance and cash flows for the years then ended.
Alamos maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that (i) material information relating to Alamos is made known to Alamos’ management, including its chief financial officer and chief executive officer, particularly during the periods in which Alamos’ interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by Alamos in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws. Alamos maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2023, there has been no change in Alamos’ internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Alamos’ internal control over financial reporting.
Since December 31, 2023, neither Alamos nor, to Alamos’ knowledge, any director, officer, employee, auditor, accountant or representative of Alamos has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Alamos or their respective internal accounting controls which has not been resolved to the satisfaction of the audit committee of the Alamos Board.
(f)    Books and Records. The corporate records and minute books of Alamos have been maintained in accordance with all applicable Laws and are complete and accurate in all respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Alamos. Financial books and records and accounts of Alamos, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with IFRS; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Alamos; and (iii) accurately and fairly reflect the basis for the Alamos Financial Statements.
(g)    Off-Balance Sheet Transactions. None of Alamos or any of the Alamos Subsidiaries is party to or bound by any operating leases or any “off-balance sheet” transactions or arrangements, other than the lease in respect of Alamos’ head office in Toronto, Ontario.
(h)    Litigation. There is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Alamos, threatened against or relating to Alamos or any of the Alamos Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on Alamos or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Alamos, threatened against or relating to Alamos or any of the Alamos Subsidiaries before any Governmental Entity. None of Alamos and the Alamos Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Alamos or one of the Alamos Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on Alamos.

(i)    Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for the mineral projects in which Alamos or any of the Alamos Subsidiaries holds an interest, as set forth in the Alamos Public Disclosure Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. Except as disclosed in the Alamos Disclosure Letter, there has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Alamos or any of the Alamos Subsidiaries, or any of their material joint ventures, taken as a whole, from the amounts set forth in the Alamos Public Disclosure Documents. All information regarding any mineral project on a property material to Alamos, including all drill results, technical reports and studies, that is required to be disclosed by Laws, has been disclosed by Alamos in its public filings.
(j)    Tax Matters.

(i)    Except as disclosed in the Alamos Disclosure Letter, or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Alamos:

(A)    each of Alamos and the Alamos Subsidiaries has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are true, complete and correct;
(B)    each of Alamos and the Alamos Subsidiaries has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by applicable Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Laws to be remitted by it; and
(C)    there are no investigations, audits or Claims now pending or, to the knowledge of Alamos, threatened against Alamos or any Alamos Subsidiary in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.
(ii)    For purposes of the Tax Act, Alamos is a “taxable Canadian corporation” and is not a non-resident of Canada.

(iii)    To Alamos’ knowledge, Alamos was not classified as a PFIC for its taxable year ended December 31, 2023, and Alamos does not expect to be classified as a PFIC for its taxable year ending December 31, 2024.
(k)    Reporting Status. Alamos is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Alamos Shares are registered pursuant to Section 12(b) of the 1934 Act, Alamos is subject to the reporting requirements of Section 13 of the 1934 Act and Alamos is not in default in any material respect of its obligations as such. The Alamos Shares are listed on the TSX and the NYSE and are not listed or quoted on any other market, and Alamos is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NYSE.
(l)    No Cease Trade. Alamos is not subject to any cease trade or other order of the TSX, the NYSE, any Securities Authority or the SEC, and, to the knowledge of Alamos, no investigation or other proceedings involving Alamos that may operate to prevent or restrict trading of any securities of Alamos are currently in progress or pending before the TSX, the NYSE, any Securities Authority or the SEC.
(m)    Reports. Alamos has filed with the Securities Authorities, the SEC, the TSX, the NYSE and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it. The Alamos Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by securities Laws) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities, the SEC, the TSX, the NYSE or other self-regulatory authority having jurisdiction over Alamos, except where such non-compliance has not had, or would not reasonably be expected to have, a Material Adverse Effect on Alamos. Alamos has not filed any confidential material change or other report or other document with any Securities Authorities, the SEC, the TSX, the NYSE or other self-regulatory authority which at the date hereof remains confidential.
(n)    Compliance with Laws. Alamos and the Alamos Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Alamos.
(o)    U.S. Securities Law Matters. (i) Alamos is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and (ii) Alamos is not registered or required to register as an investment company under the 1940 Act.
(p)    Corrupt Practices Legislation. Neither Alamos, nor any Alamos Subsidiary, has taken, directly or indirectly, any action which would cause Alamos or any Alamos Subsidiary to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended

(and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction (collectively, the “Anti-Corruption Laws”) and, to the knowledge of Alamos, no such action has been taken by any of the officers, directors, employees, agents, representatives or other Persons acting on behalf of Alamos or the Alamos Subsidiaries. Each of Alamos and the Alamos Subsidiaries has conducted its businesses in compliance with Anti-Corruption Laws and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
(q)    Canadian Status. Alamos is not a non-Canadian within the meaning of the Investment Canada Act (Canada).
(r)    Information. The information contained or incorporated by reference in the Argonaut Circular relating to Alamos will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make the statements not misleading in light of the circumstances in which they were made.
(s)    Ownership of Argonaut Shares. As of the date hereof, Alamos does not beneficially own or exercise control or direction over any Argonaut Shares. As of the date hereof, neither Alamos nor any Alamos Subsidiary, whether alone or together with any Person under common control with Alamos or any Alamos Subsidiary or a Person acting jointly or in concert with any of them, directly or indirectly, beneficially own or exercise control or direction over any securities of Argonaut nor do they have any options, rights or entitlements to acquire any securities of Argonaut.
(t)    Issuance of Alamos Securities. Alamos has the full power and authority to issue the Alamos Shares to be issued to Argonaut Shareholders, all as contemplated hereby. The issuance of such Alamos Shares has been, or prior to the Effective Date will be, duly authorized, and such Alamos Shares, when issued in accordance with the Plan of Arrangement and as contemplated hereby, will be validly issued as fully paid and non-assessable shares of Alamos.
(u)    No Defaults. Except as would not reasonably be expected to have a Material Adverse Effect on Alamos, each of Alamos and each of the Alamos Subsidiaries is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Alamos or the Alamos Subsidiaries under:

(i)    its articles or by-laws; or
(ii)    any contract, agreement or licence to which Alamos or the Alamos Subsidiaries is a party or by which it is bound.
(v)    Title and Rights re: Other Assets. Except as would not reasonably be expected to have a Material Adverse Effect on Alamos, Alamos and the Alamos Subsidiaries have good and marketable title to all properties and assets associated with a mineral project on a property material to Alamos reflected in the Alamos Financial Statements (or acquired after that date), subject to reduction or amendment in the ordinary course of business, or valid leasehold or licence interests in all material properties and assets not reflected in such financial statements but used by Alamos and the Alamos Subsidiaries.
(w)    Other Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Alamos:

(i)    any and all operations of Alamos and the Alamos Subsidiaries and, to the knowledge of Alamos, any and all operations by third parties, on or in respect of the assets and properties of Alamos and the Alamos Subsidiaries, have been conducted in accordance with reasonable and prudent international mining industry practices and in compliance with applicable Laws; and
(ii)    in respect of the assets and properties of Alamos and the Alamos Subsidiaries that are operated by such entity, as applicable, if any (other than projects or assets of Alamos and the Alamos Subsidiaries located in Türkiye), Alamos or the Alamos Subsidiaries hold all valid licences, permits and similar rights and privileges that are required and necessary under applicable Laws to operate the assets and properties of Alamos and the Alamos Subsidiaries as presently operated.
3.2    Representations and Warranties of Argonaut
Except as disclosed in the Argonaut Disclosure Letter or except as expressly permitted by this Agreement or contemplated by the Plan of Arrangement, Argonaut hereby represents and warrants to Alamos, and hereby acknowledges that Alamos is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:
(a)    Organization. Argonaut is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Argonaut is registered, licensed or otherwise qualified as an extra-provincial corporation, a corporation (in accordance with the laws of the country of domicile) or a foreign corporation in each jurisdiction, where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Argonaut.
(b)    Capitalization. Argonaut is authorized to issue an unlimited number of Argonaut Shares and an unlimited number of special shares, issuable in series. As at the date of this Agreement, there were: (i) 1,094,258,281 Argonaut Shares outstanding; (ii) 572,133 Argonaut SARs outstanding; (iii) 1,998,701 Argonaut Options outstanding and 76,868 Alio Replacement Options outstanding, each exercisable to acquire one Argonaut Share; (iv) 5,697,525 Argonaut DSUs; (v) 15,738,778 Argonaut PSUs; and (vi) 22,720,823 Argonaut RSUs. Except for the Argonaut Options, the Argonaut DSUs, the Argonaut PSUs, the Argonaut RSUs, the Argonaut Debentures, the agreements listed in the

Argonaut Disclosure Letter and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Argonaut to issue or sell any securities of or interest in Argonaut. All issued and outstanding Argonaut Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Argonaut having the right to vote with the Argonaut Shareholders on any matter. There are no outstanding contractual obligations of Argonaut to repurchase, redeem or otherwise acquire any outstanding Argonaut Shares or with respect to the voting or disposition of any outstanding Argonaut Shares. Other than the Lock-Up Agreements, Argonaut is not party to any shareholder, pooling, voting trust or similar agreement relating to the issued and outstanding securities of Argonaut. Each Argonaut Option (i) has an exercise price at least equal to the closing market price of the Argonaut Shares on a date no earlier than the date of the corporate action authorizing the grant, (ii) has not had its exercise date or grant date delayed or “back-dated,” and (iii) has been issued in compliance with all applicable Laws and properly accounted for in all material respects in accordance with IFRS. A complete and accurate list of the Argonaut Options, Argonaut DSUs, Argonaut PSUs and Argonaut RSUs is set forth in the Argonaut Disclosure Letter (including the name of the holder thereof, date of issuance, exercise price, expiry date and any vesting conditions). Other than as disclosed in Argonaut’s most recent publicly disclosed financial statements and as disclosed in the Argonaut Disclosure Letter, Argonaut does not have any material Financial Indebtedness. Except as disclosed in the Argonaut Disclosure Letter, as of the date hereof, Argonaut is in compliance with the terms and conditions of all evidence of Financial Indebtedness of Argonaut, including the Argonaut Loan Facilities, and has not received any notice of default or breach of, or termination under, any instruments governing Financial Indebtedness of Argonaut, except in either case as would not, individually or in the aggregate, have a Material Adverse Effect on Argonaut.
(c)    Authority. Argonaut has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Argonaut as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Argonaut and all other agreements and instruments to be executed by Argonaut as contemplated by this Agreement, and the completion by Argonaut of the transactions contemplated herein and therein have been authorized by the Argonaut Board and, subject to obtaining the approval of Argonaut Shareholders with respect to the Arrangement Resolution, the Interim Order and the Final Order in the manner contemplated herein and filings under the OBCA, including the filing of the Articles of Arrangement, no other corporate proceedings on the part of Argonaut are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby other than in connection with the approval by the Argonaut Board of the Argonaut Circular. This Agreement has been executed and delivered by Argonaut and constitutes a legal, valid and binding obligation of Argonaut, enforceable against Argonaut in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity. Subject to the receipt of the approvals set out in this subsection 3.2(c), the execution and delivery by Argonaut of this Agreement and the performance by it of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)    result in a violation, contravention or breach of or constitute a default under, or entitle any Person to terminate, accelerate, modify or call any obligations or rights under, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)    the articles or by-laws of Argonaut or the Argonaut Subsidiaries,
(B)    any Law or rules or policies of the TSX, or
(C)    except as disclosed in the Argonaut Disclosure Letter, any credit agreement, note, bond, mortgage, indenture, supplemental indenture, deed of trust, lease, franchise, concession, easement, contract, agreement, Authorization, the Argonaut Mineral Rights, or other instrument to which Argonaut or the Argonaut Subsidiaries is bound or is subject to or of which Argonaut or the Argonaut Subsidiaries is the beneficiary;
in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Argonaut;
(ii)    except as disclosed in the Argonaut Disclosure Letter, give rise to any right of termination or acceleration of Financial Indebtedness, or cause any Financial Indebtedness owing by Argonaut or the Argonaut Subsidiaries to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Argonaut;
(iii)    result in the imposition of any Encumbrance upon any of the property or assets of Argonaut or the Argonaut Subsidiaries or give any Person the right to acquire any of Argonaut or the Argonaut Subsidiaries’ assets, or restrict, hinder, impair or limit the ability of Argonaut or the Argonaut Subsidiaries to conduct its business as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Argonaut; or
(iv)    except as disclosed in the Argonaut Disclosure Letter, result in or accelerate the time for payment (or vesting of, or increase the amount of any severance, unemployment compensation, “golden parachute”, bonus, termination payments or otherwise) becoming due to any director or officer of Argonaut or the Argonaut Subsidiaries or increase any benefits otherwise payable under any pension or benefits plan of Argonaut or the Argonaut Subsidiaries or result in the acceleration of the time of payment or vesting of any such benefits.
No consent, approval, order or Authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by Argonaut or the Argonaut Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Argonaut and the Argonaut Subsidiaries of the transactions contemplated hereby other than: (i) in connection with or in compliance with applicable securities Laws; (ii) the Interim Order and any approvals required by the Interim Order; (iii) the Final Order and any approvals required by the Final Order; (iv) filings required under the OBCA (including the Articles of Arrangement); (v) filings with and approvals required by the Securities Authorities and the TSXV; (vi) any other consents, waivers, permits, orders or approvals required by the Argonaut Loan Facilities; (vii) the Required Regulatory Approvals; and (viii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Argonaut.
(d)    Directors’ Approvals. (i) The Argonaut Board has received an opinion from Cormark Securities Inc., the independent financial advisor to the Argonaut Board, to the effect that the consideration to be received under the Arrangement is fair from a financial point of view to the Argonaut Shareholders (the “Argonaut Fairness Opinion”); (ii) the Argonaut Board, after consultation with its outside legal counsel and financial advisors, has unanimously determined that the Arrangement is in the best interests of Argonaut and accordingly has approved the entering into of this Agreement and the making of a recommendation that Argonaut Shareholders vote in favour of the Arrangement Resolution (the “Argonaut Board Approval”); and (iii) each director or officer has advised Argonaut that he or she intends to vote all Argonaut Shares held by such director or officer in favour of the Arrangement Resolution.
(e)    Argonaut Subsidiaries. Except as disclosed in the Argonaut Disclosure Letter, the only Subsidiaries of Argonaut are the Argonaut Subsidiaries and Argonaut does not own a direct or indirect voting or equity interest in any Person that is not one of the Argonaut Subsidiaries and has no agreement or other commitment to acquire such interest. All of the Argonaut Subsidiaries are, directly or indirectly, wholly-owned by Argonaut. All of the outstanding shares and other ownership interests in the Argonaut Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Argonaut are, except pursuant to restrictions on transfer contained in constituting documents of such subsidiaries, owned free and clear of all Encumbrances, and, except as disclosed in the Argonaut Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any Person to acquire any such shares or other ownership interests in or material assets or properties of any of the Argonaut Subsidiaries.

(f)    No Defaults. Except as disclosed in the Argonaut Disclosure Letter, each of the Argonaut Entities is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by Argonaut or the Argonaut Subsidiaries under:

(i)    its articles or by-laws; or
(ii)    any contract, agreement or licence to which Argonaut or the Argonaut Subsidiaries is a party or by which it is bound other than would not, individually or in the aggregate, have a Material Adverse Effect on Argonaut.
(g)    Company Authorizations. Each of the Argonaut Entities has obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of its material assets or otherwise in connection with the material business or operations of the Argonaut Entities and such Authorizations are in full force and effect. Each of the Argonaut Entities has fully complied with and is in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Material Adverse Effect on Argonaut. Except as disclosed in the Argonaut Disclosure Letter, there is no action, investigation or proceeding pending or, to the knowledge of Argonaut, threatened regarding any of such Authorizations. Each of the Argonaut Entities has not received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect on Argonaut and all such Authorizations continue to be effective in order for each of the Argonaut Entities to continue to conduct its business as it is currently being conducted in all material respects. No Person other than Argonaut or the Argonaut Subsidiaries owns or has any proprietary, financial or other interest (direct or indirect) in any of such Authorizations.
(h)    Absence of Changes. Since December 31, 2023, with the exception of matters relating to this Agreement and except as disclosed in the Argonaut Disclosure Letter,:

(i)    each of the Argonaut Entities has in all material respects conducted its business only in the ordinary and regular course of business consistent with past practice;
(ii)    there has not occurred and there exists no change, event, occurrence or state of facts which has had or is reasonably likely to have a Material Adverse Effect;
(iii)    there has not been any acquisition or sale or any agreement for the acquisition or sale by Argonaut or the Argonaut Subsidiaries of any material property or assets thereof;
(iv)    other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Argonaut or the Argonaut Subsidiaries of any: (A) payment, Liability, Encumbrance or obligation of any nature which has had or is reasonably likely to have a Material Adverse Effect on Argonaut; (B) debt for borrowed money, (C) any creation or assumption by Argonaut or the Argonaut Subsidiaries of any Encumbrance; (D) any making by Argonaut or the Argonaut Subsidiaries of any loan, advance or capital contribution to or investment in any other Person (other than loans and advances in an aggregate amount that do not exceed $100,000 outstanding at any time); or (E) any entering into, amendment of, relinquishment, termination or non-renewal by Argonaut or the Argonaut Subsidiaries, of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, which has had or is reasonably likely to have a Material Adverse Effect on Argonaut;
(v)    Argonaut has not declared or paid any dividends or made any other distribution on any of the Argonaut Shares or made any redemption or other acquisition of Argonaut Shares;
(vi)    Argonaut has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Argonaut Shares;
(vii)    other than in the ordinary and regular course of business consistent with past practice, as required by applicable Law, as provided for or required by an existing Argonaut Benefit Plan or Contract (as amended) or as expressly permitted by this Agreement, neither Argonaut nor any of the Argonaut Subsidiaries has made any material increase in or material modification of the compensation payable to or to become payable by Argonaut or any of the Argonaut Subsidiaries to any of their respective directors, officers, employees or consultants or granted to any such director, officer, employee or consultant any increase in severance or termination pay entitlements;
(viii)    each of the Argonaut Entities has not effected any material change in its accounting methods, principles or practices; and
(ix)    each of the Argonaut Entities has not adopted any collective bargaining agreement, or adopted or amended any shareholder rights plan (other than the Argonaut Incentive Plan).
(i)    Material Contracts. Except as disclosed in the Argonaut Disclosure Letter, each of Argonaut and the Argonaut Subsidiaries has performed in all material respects all of its obligations required to be performed by it to date under the material contracts to which Argonaut or the Argonaut Subsidiaries is a party or bound. Except as disclosed in the Argonaut Disclosure Letter, each of Argonaut and the Argonaut Subsidiaries is not in breach or default under any material contract to which it is a party or bound, nor does Argonaut or the Argonaut Subsidiaries have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on

Argonaut. Each of Argonaut and the Argonaut Subsidiaries does not know of, nor has it received written notice of, any breach or default under (nor, to the knowledge of Argonaut, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Material Adverse Effect on Argonaut. Except as disclosed in the Argonaut Disclosure Letter, all contracts that are material to Argonaut and the Argonaut Subsidiaries, taken as a whole, are with Argonaut and the Argonaut Subsidiaries. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Argonaut or one of the Argonaut Subsidiaries in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.
(j)    No Contracts or Commitments. Except as disclosed in the Argonaut Disclosure Letter, there are no agreements, covenants, undertakings or other commitments of or on behalf of Argonaut or the Argonaut Subsidiaries under which the completion of the Arrangement or other transactions contemplated herein would: (i) have the effect of imposing restrictions or obligations on Argonaut or the Argonaut Subsidiaries; (ii) give a third party a right to terminate any Authorization with respect to any Argonaut Property or the Argonaut Mineral Rights; or (iii) impose restrictions on the ability of Argonaut or the Argonaut Subsidiaries to pay any dividends or make other distributions to its shareholders.
(k)    Employment Agreements. Other than as disclosed in the Argonaut Disclosure Letter:

(i)    Argonaut has provided Alamos with a true, complete and correct copy of each written employment agreement between Argonaut and any of the Argonaut Subsidiaries and their respective executive employees, including any amendments thereto;
(ii)    each of the Argonaut Entities is, and has been in the past three years, operated in all material respects in compliance with all applicable Laws relating to employment and employees, including but not limited to wages and hours of work, classification, labour, and human rights;
(iii)    there is no material proceeding, action, suit or claim against any Argonaut Entity pending or, to the knowledge of Argonaut, threatened that involves any employee of Argonaut or any of the Argonaut Subsidiaries;
(iv)    neither Argonaut nor any of the Argonaut Subsidiaries is a party to any written employment or consulting agreement with any director or officer of Argonaut or any of the Argonaut Subsidiaries that would result in any severance or termination payments to such director or officer becoming due or payable solely as a result of Argonaut entering into this Agreement or the completion of the Arrangement; and

(v)    neither Argonaut nor any of the Argonaut Subsidiaries is: (a) a party to any collective bargaining agreement; (b) to the knowledge of Argonaut, subject to any application for certification or threatened or apparent union-organizing campaigns for employees; or (c) subject to any current, or to the knowledge of Argonaut, pending or threatened strike, lockout, slowdown or work stoppage.
(l)    Financial Matters. Argonaut’s audited financial statements as at and for the financial years ended December 31, 2023, 2022 and 2021 (the “Argonaut Financial Statements”) were prepared in accordance with IFRS and present fairly, in all material respects, the financial position of the Argonaut Entities at the respective dates indicated, and their financial performance and cash flows for the year then ended. The Argonaut Entities do not have any Liability or obligation (including liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes other than Taxes not yet due), whether accrued, absolute, contingent or otherwise, or any related party transactions or off-balance sheet transactions not reflected in the audited financial statements of Argonaut for the fiscal period ended December 31, 2023 except (i) Liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Argonaut Entities’ projects) since December 31, 2023 which Liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Argonaut, (ii) Liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Argonaut Entities’ projects) that are not required to be set forth in the financial statements of Argonaut for the fiscal period ended December 31, 2023 under IFRS, and (iii) Liabilities and obligations incurred in connection with this Agreement.
Argonaut maintains a system of disclosure controls and procedures (as such term is defined in NI 52-109) to provide reasonable assurance that (i) material information relating to Argonaut is made known to Argonaut’s management, including its chief financial officer and chief executive officer, particularly during the periods in which Argonaut’s interim filings and annual filings (as such terms are defined in NI 52-109) are being prepared; and (ii) information required to be disclosed by Argonaut in its annual filings, interim filings or other reports filed or submitted by it under applicable securities Laws are recorded, processed, summarized and reported within the time periods specified in applicable securities Laws. Argonaut maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 31, 2023, there has been no change in Argonaut’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect Argonaut’s internal control over financial reporting.
Since December 31, 2023, none of Argonaut, the Argonaut Subsidiaries, nor, to Argonaut’s knowledge, any director, officer, employee, auditor, accountant or representative of Argonaut or the Argonaut Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Argonaut or the Argonaut Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Argonaut or the Argonaut Subsidiaries have engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Argonaut Board.
(m)    Books and Records. The corporate records and minute books of the Argonaut Entities have been maintained in accordance with all applicable Laws and are complete and accurate in all respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Argonaut. Financial books and records and accounts of the Argonaut Entities, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, in accordance with IFRS; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Argonaut Entities; and (iii) accurately and fairly reflect the basis for the Argonaut Financial Statements.
(n)    Litigation. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.2(y)), and except as disclosed in the Argonaut Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Argonaut, threatened against or relating to Argonaut or the Argonaut Subsidiaries or affecting any of its properties or assets before any Governmental Entity which individually or in the aggregate has, had, or could reasonably be expected to have, a Material Adverse Effect on Argonaut or that would materially impede the consummation of the transactions contemplated by this Agreement. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Argonaut, threatened against or relating to Argonaut or the Argonaut Subsidiaries before any Governmental Entity. None of Argonaut, the Argonaut Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of each of the Argonaut Entities to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement or have a Material Adverse Effect on Argonaut.
(o)    Interest in Properties and Mineral Rights.

(i)    The Argonaut Disclosure Letter sets out a complete and accurate description of all of the Argonaut Entities’: (A) real properties (collectively, the “Argonaut Property”), and (B) mineral interests and rights (including any mineral claims, mining claims, concessions, exploration permits, exploitation permits, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Laws or otherwise) (collectively, the “Argonaut Mineral Rights”). Other than the Argonaut Property and the Argonaut Mineral

Rights set out in the Argonaut Disclosure Letter, the Argonaut Entities do not own or have any interest in any real property or any mineral interests or rights.
(ii)    Argonaut or one of the Argonaut Subsidiaries is the sole legal registered and beneficial owners of all right, title and interest in and to the Argonaut Property and the Argonaut Mineral Rights, free and clear of any Encumbrances other than Argonaut Permitted Encumbrances.
(iii)    To the knowledge of Argonaut, all of the Argonaut Mineral Rights have been properly located and recorded and otherwise granted in compliance with applicable Laws and are valid and subsisting.
(iv)    The Argonaut Property and the Argonaut Mineral Rights are in good standing under applicable Laws and, to the knowledge of Argonaut, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings required to be completed in respect thereof have been made, other than those that could not reasonably be expected to have a Material Adverse Effect on Argonaut.
(v)    To the knowledge of Argonaut, there is no material adverse claim against or challenge to the title to or ownership of the Argonaut Property or any of the Argonaut Mineral Rights.
(vi)    The Argonaut Entities have the exclusive right to deal with the Argonaut Property and the Argonaut Mineral Rights.
(vii)    Other than Taxes, Argonaut Permitted Encumbrances, interests of Governmental Entities and Indigenous Groups, no Person other than the Argonaut Entities has any interest in the Argonaut Property or any of the Argonaut Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.
(viii)    Except as disclosed in the Argonaut Disclosure Letter, there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights which would affect the Argonaut Entities’ interests in the Argonaut Property or any of the Argonaut Mineral Rights.
(ix)    Except as disclosed in the Argonaut Disclosure Letter, there are no material restrictions on the ability of Argonaut or the Argonaut Subsidiaries to use, transfer or exploit the Argonaut Property or any of the Argonaut Mineral Rights, except pursuant to the applicable Laws.
(x)    To the knowledge of Argonaut, none of the Argonaut Entities has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of any Argonaut Entity in any Argonaut Property or any Argonaut Mineral Rights.
(xi)    Except as disclosed in the Argonaut Disclosure Letter, the Argonaut Entities have all required surface rights, including fee simple estates, leases, easements, rights of way and permits or licences from landowners or Governmental Entities permitting the use of land and other interests by the Argonaut Entities, that are required to exploit the development potential of the Argonaut Property and the Argonaut Mineral Rights based on current or planned operations (as set forth in the Argonaut Public Disclosure Documents, including as contemplated by the current technical report with respect thereto, prepared under NI 43-101) and, no third party or group holds any such rights that would be required by the Argonaut Entities to so develop the Argonaut Property or any of the Argonaut Mineral Rights.
(xii)    All mines located in or on the lands of the Argonaut Entities or lands pooled or unitized or otherwise used in connection therewith, which have been abandoned, have been abandoned in all material respects in accordance with good mining practices and in compliance in all material respects with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Argonaut or the Argonaut Subsidiaries as of the date hereof have been accurately set forth in the Argonaut Public Disclosure Documents or Argonaut Disclosure Letter without omission of information necessary to make the disclosure not misleading.
(p)    Records and Data. Argonaut has delivered to Alamos, or provided Alamos with access to, all scientific and technical information in its possession or under its control relating to any Argonaut Property and the Argonaut Mineral Rights, whether in writing, graphic, machine readable, electronic or physical form, including (i) all geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information, including maps, charts and surveys, (ii) all scoping, pre-feasibility, feasibility, engineering and other technical studies, exploration plans, development plans, mine plans or similar studies or analyses, (iii) all plans, blueprints, process flow sheets, equipment and parts lists, instructions, manuals, and equipment records and procedures, and (iv) all exploration, development, operations, production and other technical records, data and reports.
(q)    Mineral Reserves and Resources. The estimated mineral resources for the Argonaut Property and the Argonaut Mineral Rights in which the Argonaut Entities hold an interest, as set forth in the Argonaut Public Disclosure Documents, as at the date of such documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101. There has been no material reduction in the aggregate amount of estimated mineral resources of the Argonaut Entities, from the amounts set forth in the Argonaut

Public Disclosure Documents. Except as disclosed in the Argonaut Disclosure Letter, all information regarding the Argonaut Property and the Argonaut Mineral Rights, including all drill results, technical reports and studies, that is required to be disclosed by Laws, has been disclosed by Argonaut in the Argonaut Public Disclosure Documents.
(r)    Hedging and Prepayment Contracts.

(i)    Other than as set forth in the Argonaut Disclosure Letter, each of the Argonaut Entities is not party to or bound by, nor has it incurred an obligation or Liability under or in respect of, any agreement or arrangement that is in substance an interest rate swap, currency swap or any other rate fixing agreement for a financial transaction or any call arrangement of any sort or any forward sale agreement for commodities or any other commodities hedging or speculation arrangements, including gold forward executory sales contracts (“Hedging Arrangements”). The Argonaut Disclosure Letter contains the material details of any Hedging Arrangements and gold forward executory sales contracts to which Argonaut or an Argonaut Subsidiary is party to, and Alamos has been provided with full, true and correct copies of all Hedging Arrangements.
(ii)    Other than as set forth in the Argonaut Disclosure Letter, each of the Argonaut Entities is not obligated under any prepayment contract or other prepayment arrangement to deliver mineral products at some future time without then receiving full payment therefor.
(s)    Off-Balance Sheet Transactions. Each of the Argonaut Entities is not party to or bound by any material operating leases or any material “off-balance sheet” transactions or arrangements.
(t)    Title and Rights re: Other Assets. The Argonaut Entities have good and valid title to all material properties and assets other than the Argonaut Property and the Argonaut Mineral Rights (which are addressed elsewhere) reflected in the audited financial statements for the year ended December 31, 2023 (or acquired after that date), subject to reduction or amendment in the ordinary course of business, or valid leasehold or licence interests in all material properties and assets not reflected in such financial statements but used by the Argonaut Entities, free and clear of all material Encumbrances other than the Argonaut Permitted Encumbrances or as disclosed in the Argonaut Disclosure Letter, and there are no back-in rights, earn-in rights, purchase options, rights to first refusal or similar provisions or rights which would affect Argonaut’s interest in any of the foregoing-described material properties and assets.
(u)    Intellectual Property. Each of the Argonaut Entities owns or has the right to use all Intellectual Property required to carry on its business as currently conducted and proposed to be conducted. To the knowledge of Argonaut, there has been no claim of infringement by the Argonaut Entities or breach by the Argonaut Entities of any Intellectual Property rights or industrial rights of any other Person, and the Argonaut

Entities have not received any notice that the conduct of its business infringes on any Intellectual Property rights or industrial rights of any other Person.
(v)    Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Argonaut or as disclosed in the Argonaut Disclosure Letter:

(i)    all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Argonaut Entities and any of its joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof, including as provided for in the Argonaut Budget; and
(ii)    all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Argonaut Entities or any of their respective joint ventures is directly or indirectly bound, have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business or as is otherwise provided for in the Argonaut Budget.
(w)    Other Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Argonaut:

(i)    any and all operations of the Argonaut Entities and, to the knowledge of Argonaut, any and all operations by third parties, on or in respect of the assets and properties of the Argonaut Entities, have been conducted in accordance with reasonable and prudent international mining industry practices and in compliance with applicable Laws; and
(ii)    in respect of the assets and properties of Argonaut and the Argonaut Subsidiaries that are operated by such entity, as applicable, if any, Argonaut or the Argonaut Subsidiaries hold all valid licences, permits and similar rights and privileges that are required and necessary under applicable Laws to operate the assets and properties of Argonaut and the Argonaut Subsidiaries as presently operated.
(x)    Insurance. Each of the Argonaut Entities maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mineral extraction industry and such policies are in full force and effect as of the date hereof.
(y)    Environmental. Except as disclosed in the Argonaut Disclosure Letter:

(i)    each of the Argonaut Entities is and, for the past five (5) years, has been in material compliance with, and is not in violation of, any material Environmental Laws;

(ii)    each of the Argonaut Entities has operated its business at all times and has generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without material violation of Environmental Laws;
(iii)    to the knowledge of Argonaut, there have been no spills, releases, deposits, presence or discharges of pollutants or hazardous or toxic substances, contaminants or wastes into or in the earth, air or any body of water, whether surface or otherwise, or any municipal or other sewer or drain or drinking or water systems by Argonaut or the Argonaut Subsidiaries or at, to or from Argonaut or the Argonaut Subsidiaries’ assets or operations, which could reasonably be expected to result in material Liability under any Environmental Law;
(iv)    no material orders, notifications, directives, demands, Claims, instructions, directions or notices have been issued and remain outstanding by any Governmental Entity or other Person pursuant to any Environmental Laws relating to the business or assets of Argonaut or the Argonaut Subsidiaries;
(v)    each of the Argonaut Entities has not failed to report to the proper Governmental Entity the occurrence of any material event which is required to be so reported by any Environmental Laws;
(vi)    each of the Argonaut Entities holds all material Environmental Approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use including rehabilitation of its assets, all such Environmental Approvals are in full force and effect, and each of the Argonaut Entities has not received any notification from any Governmental Entity pursuant to any Environmental Laws that any material work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to any material limitation or conditions, revoked, withdrawn or terminated;
(vii)    there are no changes in the status, terms or conditions of any Environmental Approvals held by Argonaut or the Argonaut Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer, restriction or amendment of any such Environmental Approvals, or any review by, or approval of, any Governmental Entity of such Environmental Approvals that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business and operations of Argonaut or the Argonaut Subsidiaries following the Effective Date;
(viii)    Argonaut has made available to Alamos all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental, health, and safety matters, as well as providing to Alamos a map and any other relevant documents relating to historical operations or other actions undertaken on properties prior to their ownership, lease or use by Argonaut or any of the Argonaut Subsidiaries, to the extent such information or documents are in the possession or control of Argonaut or the Argonaut Subsidiaries; and
(ix)    to the knowledge of Argonaut, each of the Argonaut Entities is not subject to any past or present fact, condition or circumstance (including any threatened Claim) that could reasonably be expected to result in material Liability under any Environmental Laws.
(z)    Indigenous Groups and Ejido Affairs. Except as disclosed in the Argonaut Disclosure Letter:

(i)    (A) each of the Argonaut Entities is carrying on business in compliance in all material respects with all legal and governmental requirements related to Indigenous Groups and aboriginal or Indigenous-related matters or Ejido Groups and ejido-related matters, and (B) there are no facts that could give rise to non-compliance by the Argonaut Entities in respect of any such legal or governmental requirements;
(ii)    there is no Claim, complaint or other proceeding threatened by or on behalf of any Indigenous Group or Ejido Group of which Argonaut or the Argonaut Subsidiaries have received notice or of which Argonaut or the Argonaut Subsidiaries are otherwise aware, with respect to any Argonaut Property or Argonaut Mineral Right or any Authorization issued by any Governmental Entity in respect of, or otherwise related to Argonaut, the Argonaut Subsidiaries or their respective businesses;
(iii)    no portion of any Argonaut Property or Argonaut Mineral Rights is designated or legally constitutes a “reserve” pursuant to the Indian Act (Canada);
(iv)    since January 1, 2023, there has not been any blockade or other act of civil disobedience undertaken by any Indigenous Group or Ejido Group with respect to the Argonaut Property or otherwise affecting the Argonaut Mineral Rights, or to the knowledge of Argonaut has any responsible official of any Indigenous Group or Ejido Group threatened Argonaut or the Argonaut Subsidiaries with any blockade or other act of civil disobedience with respect to any Argonaut Property or which could reasonably be expected to affect the Argonaut Mineral Rights;
(v)    except as disclosed in the Argonaut Disclosure Letter, to the knowledge of Argonaut, no other Person, including any Person representing or purporting to represent an Indigenous Group or Ejido Group, or Indigenous Group or Ejido Group has asserted any right or interest of any kind whatsoever, relating to any Argonaut Property or Argonaut Mineral Rights;

(vi)    the Argonaut Disclosure Letter sets out all agreements, written or verbal, between Argonaut or the Argonaut Subsidiaries and any Indigenous Group or Ejido Group;
(vii)    to the knowledge of Argonaut, the properties currently owned, leased or used by Argonaut or any of the Argonaut Subsidiaries do not contain any trap lines, nor did or do the current operations of the Argonaut Entities materially impact or materially adversely affect the use of any trap lines by any Indigenous Group or member of any such Indigenous Group or other individual;
(viii)    each of Argonaut and each of the Argonaut Subsidiaries has not received any notice, whether written or oral from any Governmental Entity, Indigenous Group or Ejido Group or any Persons representing or purporting to represent an Indigenous Group or Ejido Group of the exercise or assertion of aboriginal, indigenous or ejido rights or assertion of aboriginal title or ejido title in the area of any Argonaut Property or Argonaut Mineral Rights or Argonaut or the Argonaut Subsidiaries’ interests in any Argonaut Property or Argonaut Mineral Rights or of an impact on the asserted aboriginal, indigenous or ejido title or rights involving Argonaut or the Argonaut Subsidiaries’ works on any Argonaut Property or Argonaut Mineral Rights except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Argonaut;
(ix)    there are no Claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Argonaut, threatened affecting Argonaut or affecting any of its property or assets at Law, in equity or otherwise before or by any Governmental Entity, with respect to the duty to consult or other aboriginal, indigenous or ejido rights. None of Argonaut, the Argonaut Subsidiaries nor their respective assets or properties are subject to any outstanding judgment, order, writ, injunction or decree with respect to such aboriginal rights or ejido rights or duty to consult;
(x)    where applicable, the incorporation to the private property regime of any owned Argonaut Property or Argonaut Mineral Rights, formerly under an ejido regime, was effected under the terms and conditions of applicable Law including without limitation, of the Mexican Agrarian Law (Ley Agraria), except where the failure to so effect would not have a Material Adverse Effect;
(xi)    where applicable, all the assemblies, notices and/or other acts and/or procedures required under the Mexican Agrarian Law (Ley Agraria) for the incorporation of any owned Argonaut Property or Argonaut Mineral Rights, were performed, except where the failure to so perform would not have a Material Adverse Effect;
(xii)    where applicable, all expropriation procedures over owned Argonaut Property or Argonaut Mineral Rights were carried out in compliance in all material respects with applicable Law, including, without limitation, the Mexican Expropriation Law (Ley de Expropiación);

(xiii)    with respect to each parcel of the real estate subject to propiedad ejidal or propiedad comunal to which Argonaut or an Argonaut Subsidiary has rights (the “Argonaut Ejido Property”):

(A)    Argonaut has the legal right pursuant to applicable Law to occupy, use, and/or exploit any such Argonaut Ejido Property;
(B)    there is no assembly, notice or act regarding the Argonaut Ejido Property that is being contested and/or that may be null or void pursuant to the Mexican Agrarian Law (Ley Agraria); and
(C)    there is no litigation, claim or similar action by a third party claiming the ownership of any such parcel; and
(xiv)    all the liabilities and obligations of the Argonaut Entities in connection with the Mexican Institute of Social Security (Instituto Mexicano del Seguro Social), the Mexican Institute of the National Fund for Housing of Workers (Instituto del Fondo Nacional de la Vivienda para los Trabajadores), the Mexican Retirement Savings System (Sistema de Ahorro para el Retiro), funds or social security plans, pension or retirement benefits and payments for services rendered, to employees, officers and/or directors of Argonaut or an Argonaut Subsidiary (including those employed through an outsourcing structure), have been paid or are duly reserved and reflected in the Argonaut Financial Statements.
(aa)    Tax Matters.

(i)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Argonaut or as disclosed in the Argonaut Disclosure Letter:

(A)    each of the Argonaut Entities has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and such Tax Returns are true, complete and correct;
(B)    each of the Argonaut Entities has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by applicable Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by applicable Laws to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales, sales, value added, federal, provincial, state or territorial sales taxes, required by applicable Laws to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by applicable Laws to be remitted by it;

(C)    the charges, accruals and reserves for Taxes reflected on the Argonaut Financial Statements (whether or not due and whether or not shown on any of the Tax Returns but excluding any provision for deferred income taxes) are, in the opinion of Argonaut, adequate under IFRS to cover Taxes with respect to Argonaut for the periods covered thereby;
(D)    there are no investigations, audits or Claims now pending or, to the knowledge of Argonaut, threatened against the Argonaut Entities in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;
(E)    no waiver of any statutory limitation period with respect to Taxes has been given or requested with respect to the Argonaut Entities;
(F)    none of the Argonaut Entities has entered into any agreement or other arrangement with any Governmental Entity in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date;
(G)    none of the Argonaut Entities is bound by, is party to, or has any obligation under any Tax sharing, allocation, indemnification or similar agreement (other than customary Tax indemnification provisions in commercial contracts not primarily relating to Taxes);
(H)    none of the Argonaut Entities have acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property;
(I)    for all material transactions between any Argonaut Entity resident in Canada and any Person not resident in Canada with whom the such Argonaut Entity was not dealing at arm’s length for purposes of the Tax Act, such Argonaut Entity has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act and there are no material transactions to which subsection 247(2) or subsection 247(3) of the Tax Act may reasonably be expected to apply;
(J)    no Argonaut Entity has made or incurred any deductible outlay or expense owing to a Person not dealing at arm’s length with such Argonaut Entity, the amount of which would, absent an election under paragraph 78(1)(b) of the Tax Act, be included in such Argonaut Entity’s income for Canadian income tax purposes for any taxation year or other fiscal period that ends after the Effective Date under paragraph 78(1)(a) of the Tax Act or a corresponding provision of provincial Law;

(K)    none of sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) has applied to an Argonaut Entity;
(L)    no Argonaut Entity is required to file any Tax Returns outside of its jurisdiction of incorporation;
(M)    there are no circumstances which exist and would result in, or which have existed and resulted in, section 17 of the Tax Act requiring a material amount to be included in the income of any Argonaut Entity;
(N)    no Argonaut Entity is obligated to make any material payments or is a party to any contract under which it may be obligated to make any payment that will not be deductible in computing its income under the Tax Act by virtue of section 67 of the Tax Act;
(O)    none of the Argonaut Entities has undertaken any “reportable transaction” as defined in subsection 237.3(1) of the Tax Act or any “notifiable transaction” as defined in subsection 237.4(1) of the Tax Act; and
(P)    there are no Encumbrances for Taxes upon any properties or assets of the Argonaut Entities (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the balance sheet included in the Argonaut Financial Statements).
(ii)    For the purposes of the Tax Act and any other relevant Tax purposes: (A) Argonaut is not a non-resident of Canada; and (B) each of the Argonaut Subsidiaries is resident in the jurisdiction it was formed in, and is not resident in any other jurisdiction;
(iii)    To Argonaut’s knowledge, Argonaut was not classified as a PFIC for its taxable year ended December 31, 2023, and Argonaut does not expect to be classified as a PFIC for its taxable year ending December 31, 2024.
(bb)    Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business or pursuant to the Argonaut Incentive Plan, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to Financial Indebtedness by Argonaut or the Argonaut Subsidiaries) between the Argonaut Entities, on the one hand, and any: (i) officer or director of Argonaut or the Argonaut Subsidiaries; (ii) any holder of record or, to the knowledge of Argonaut, beneficial owner of five percent or more of the voting securities of Argonaut; or (iii) any affiliate or associate of any such officer, director or beneficial owner, on the other hand.

(cc)    Pension and Employee Benefits.

(i)    The Argonaut Disclosure Letter contains a true, complete and accurate list of all Argonaut Benefit Plans and, except as disclosed in the Argonaut Disclosure Letter, no Argonaut Benefit Plan has been amended, varied or otherwise supplemented since December 31, 2023, in any material respect.
(ii)    Argonaut has, for each Argonaut Benefit Plan, made available to Alamos, as applicable: (i) copies of all material documents setting forth the current terms thereof, including all amendments thereto; (ii) the most recent actuarial reports; (iii) the most recent summary plan description; and (iv) all material written contracts, instruments or agreements, including trust agreements, administrative service agreements and group insurance contracts.
(iii)    Each Argonaut Benefit Plan has been established, and as applicable, registered, qualified, funded and invested in accordance with its terms and all applicable Laws in all material respects.
(iv)    None of the Argonaut Benefit Plans provides for benefit increases, transaction or retention bonuses or payments or the acceleration of, or an increase in, funding obligations that are contingent upon, or will be triggered by the entering into of this Agreement or the completion of the transactions contemplated herein other than as provided by the Entitlement Plans or as disclosed in the Argonaut Disclosure Letter.
(v)    None of the Argonaut Benefit Plans provides life, accident insurance, hospitalization, health, medical or dental benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees, other than in respect of any conversion or survivorship period, or during any period of statutory, contractual or common law notice of termination of employment.
(vi)    To the knowledge of Argonaut, there is no proceeding, action, suit or claim (other than routine claims for payments of benefits) pending or threatened involving any Argonaut Benefit Plan.
(vii)    No Argonaut Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act, a multi-employer pension plan, a defined benefits pension plan, or is a plan that could be subject to any material liability under Title IV of the U.S. Employee Retirement Income Security Act of 1974, as amended, or any similar Law.
(viii)    As of March 27, 2024, the number of (i) Argonaut DSUs outstanding is 5,697,525 and such Argonaut DSUs may be settled in Argonaut Shares, cash or a combination thereof; (ii) Argonaut PSUs outstanding is 15,738,778 and such Argonaut PSUs may be settled in Argonaut Shares, cash or a combination thereof;

(iii) Argonaut RSUs outstanding is 22,720,823 and such Argonaut RSUs may be settled in Argonaut Shares, cash or a combination thereof; and (iv) Argonaut SARs outstanding is 572,133 and such Argonaut SARs may be settled in Argonaut Shares, cash or a combination thereof.
(ix)    Each Argonaut Benefit Plan has, to the knowledge of Argonaut, been operated in material compliance in accordance with its terms and applicable Laws, and any contributions required to be made under each Argonaut Benefit Plan, as of the date hereof, have been timely made in all material respects, and all obligations in respect of each Argonaut Benefit Plan have, as applicable, been properly accrued and reflected in the audited financial statements for Argonaut in accordance with IFRS.
(x)    To the knowledge of Argonaut, no event has occurred respecting any Argonaut Benefit Plan which could reasonably be expected to result in, as applicable, the registration of such Argonaut Benefit Plan to become revocable, or entitle any person (without the consent of Argonaut) to wind up or terminate any Argonaut Benefit Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Argonaut Benefit Plan in any material respect.
(dd)    Reporting Status. Argonaut is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Argonaut Shares are listed on the TSX and, except for the quotation of the Argonaut Shares on the OTC “pink sheets” under the symbol “ARNGF”, are not listed or quoted on any other market (including over-the-counter quotation systems and marketplaces), and Argonaut is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.
(ee)    No Cease Trade. Argonaut is not subject to any cease trade or other order of the TSX or any Securities Authority, and, to the knowledge of Argonaut, no investigation or other proceedings involving Argonaut that may operate to prevent or restrict trading of any securities of Argonaut are currently in progress or pending before the TSX or any Securities Authority.
(ff)    Reports. Argonaut has filed with the Securities Authorities, the TSX and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it. The Argonaut Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by securities Laws) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities, the TSX or other self-regulatory authority having jurisdiction over Argonaut except where such non-compliance has not had, or would not reasonably be expected to have, a Material Adverse Effect on

Argonaut. Argonaut has not filed any confidential material change or other report or other document with any Securities Authorities, the TSX or other self-regulatory authority which at the date hereof remains confidential.
(gg)    Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.2(y)), each of the Argonaut Entities has complied with and is not in violation of any applicable Law other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Argonaut.
(hh)    No Option on Assets. Except as disclosed in the Argonaut Disclosure Letter, no Person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Argonaut or the Argonaut Subsidiaries of any of the assets of Argonaut or the Argonaut Subsidiaries other than as described or contemplated in this Agreement.
(ii)    Certain Contracts. Each of the Argonaut Entities is not a party to or bound by any non-competition agreement, area of mutual interest agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Argonaut or the Argonaut Subsidiaries is conducted; (ii) limit any business practice of Argonaut or the Argonaut Subsidiaries in any material respect; or (iii) restrict any acquisition or disposition of any property by Argonaut or the Argonaut Subsidiaries in any material respect.
(jj)    No Broker’s Commission. Except as disclosed in the Argonaut Disclosure Letter, Argonaut has not entered into any agreement that would entitle any Person to any valid claim against Argonaut for a broker’s commission, finder’s fee, success fee or any like payment or fee in respect of the Arrangement or any other matter contemplated by this Agreement.
(kk)    No Expropriation. No property or asset of the Argonaut Entities (including any Argonaut Property or Argonaut Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Argonaut, is there any intent or proposal to give any such notice or to commence any such proceeding.
(ll)    Corrupt Practices Legislation. None of the Argonaut Entities has taken, directly or indirectly, any action which would cause such Argonaut Entity to be in violation of Anti-Corruption Laws and, to the knowledge of Argonaut, no such action has been taken by any of the officers, directors, employees, agents, Representatives or other Persons acting on behalf of the Argonaut Entities. Each of the Argonaut Entities has conducted its businesses in compliance with Anti-Corruption Laws in all material respects and has instituted and maintains policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(mm)    Argonaut Board Approval. The Argonaut Board has unanimously approved the Arrangement and the entering into of this Agreement and has resolved to unanimously recommend that Argonaut Shareholders approve the Arrangement Resolution.
(nn)    Vote Required. Except as may otherwise be required by the Court pursuant to the Interim Order, the only vote of holders of any class or series of the Argonaut Shares, Argonaut Options or other securities of Argonaut necessary to approve this Agreement and the Arrangement and the transactions contemplated hereby or thereby is the approval of the Arrangement Resolution by the Argonaut Shareholders, including any required minority approvals.
(oo)    Information. The information contained or incorporated by reference in the Argonaut Circular relating to the Argonaut Entities will contain no untrue statement of a material fact and will not omit to state a material fact that is required to be stated or that is necessary to make the statements not misleading in light of the circumstances in which they were made.
(pp)    Confidentiality Agreement. Since January 1, 2024, none of the Argonaut Entities has waived or released any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements entered into by any Argonaut Entity and, except as disclosed in the Argonaut Disclosure Letter, neither the entering into of this Agreement or the completion of the transactions contemplated hereby will release or spring (or be deemed to release or spring) any Person from any standstill, confidentiality or use or other similar provisions of any confidentiality or similar agreements, other than any obligations that expire in accordance with the existing terms of such confidentiality or similar agreements.
(qq)    Commodity-Linked Agreements. Except as disclosed in the Argonaut Disclosure Letter, none of the Argonaut Entities has granted or entered into, and none of the assets, properties or mineral rights of the Argonaut Entities are subject to, any back-in rights, farm-in rights, earn-in rights, streaming arrangements, royalty rights, off-take rights, rights of first offer, option rights, rights of first refusal or similar rights or provisions or any agency marketing fees, volume or production based payments or commodity based payments (whether based on price of a commodity or volume of commodity produced or otherwise) or any other arrangements or payments (actual or contingent) where a Person would receive or be entitled to receive a payment or payments or a fee or fees in connection with or with reference to the production or sale of minerals from any of mineral properties of the Argonaut Entities.
(rr)    Ownership of Alamos Shares. As of the date hereof, the Argonaut Entities, whether alone or together with any Person under common control with Argonaut, the Argonaut Subsidiaries or a Person acting jointly or in concert with any of them, directly or indirectly, does not beneficially own or exercise control or direction over any securities of Alamos nor does it have any options, rights or entitlements to acquire any securities of Alamos.

(ss)    U.S. Securities Law Matters. (i) Argonaut is a “foreign private issuer” as defined in Rule 3b-4 under the 1934 Act, and is not subject to the reporting requirements of Sections 13(a) or 15(d) of the 1934 Act, (ii) Argonaut Shares are not registered under Section 12 of the 1934 Act, and (iii) Argonaut is not registered or required to register as an investment company under the 1940 Act.
3.3    Alamos Disclosure Letter
The Parties acknowledge and agree that Alamos has delivered to Argonaut the Alamos Disclosure Letter, which has been accepted by Argonaut and which sets forth all modifications to those representations and warranties made by Alamos in Section 3.1 hereof.
3.4    Argonaut Disclosure Letter
The Parties acknowledge and agree that Argonaut has delivered to Alamos the Argonaut Disclosure Letter, which has been accepted by Alamos and which sets forth all modifications to those representations and warranties made by Argonaut in Section 3.2 hereof.
3.5    Survival of Representations and Warranties
The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated.
ARTICLE 4
COVENANTS

4.1    Covenants of Argonaut
Subject to the other terms and conditions of this Agreement, Argonaut hereby covenants and agrees with Alamos as follows:
(a)    Argonaut Meeting. In a timely and expeditious manner, Argonaut shall:

(i)    prepare the Argonaut Circular, provide Alamos with a reasonable opportunity to comment thereon, reasonably consider all comments provided thereon by Alamos, and subsequently file the Argonaut Circular, together with any other documents required by applicable Laws, in all jurisdictions where the Argonaut Circular is required to be filed and mail the Argonaut Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the Argonaut Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities Laws) with respect thereto, other than with respect to any information relating to and provided by Alamos. The Argonaut Circular will include information in sufficient detail to permit the Argonaut Shareholders to form a reasoned judgment concerning the matters to be placed before them at the Argonaut Meeting, and to allow reliance upon the Section 3(a)(10) Exemption with respect to the issue of the 3(a)(10) Securities as part of completion of the Arrangement. The Argonaut Circular shall also include all information, disclosure and other documentation required by MI 61-101, and such other financial, operational and other information and disclosure required under applicable Law. To the extent required by applicable Law, Argonaut covenants and agrees to take any and all actions necessary to obtain at the Argonaut Meeting minority approval of the Arrangement Resolution under MI 61-101 and to provide disclosure in respect thereof in the Argonaut Circular;
(ii)    subject to the terms of this Agreement: (A) take commercially reasonable lawful action to solicit proxies in favour of the Arrangement Resolution as the Argonaut Board may determine; (B) recommend (and the Argonaut Board shall in the Argonaut Circular recommend) to all Argonaut Shareholders that they vote in favour of the Arrangement Resolution; (C) not withdraw, modify or qualify, or publicly propose to or publicly state that it intends to withdraw, modify or qualify in any manner adverse to Alamos such recommendation or the approval, recommendation or declaration of advisability of the Arrangement by the Argonaut Board (a “Change in Recommendation”), it being understood that failing to affirm the approval or recommendation of the Argonaut Board of the transactions contemplated herein after a Argonaut Acquisition Proposal has been publicly announced shall be considered an adverse modification, in each case except as expressly permitted by Sections 6.1 and 6.2 hereof; and (D) include in the Argonaut Circular the Argonaut Board Approval and a statement that each director and officer of Argonaut intends to vote all of such Person’s Argonaut Shares in favour of the Arrangement Resolution;
(iii)    convene and conduct the Argonaut Meeting in accordance with Argonaut’s constating documents, applicable Laws and the Interim Order as soon as reasonably practicable and in any event no later than June 21, 2024 (or such later date as may be consented to by Alamos or otherwise permitted pursuant to this Agreement);
(iv)    provide notice to Alamos of the Argonaut Meeting and allow representatives of Alamos to attend the Argonaut Meeting;
(v)    at the reasonable request of Alamos, and subject to compliance with applicable corporate and securities Laws, from time to time Argonaut shall provide Alamos with a list (in electronic form) of the registered Argonaut Shareholders, together with their addresses and respective holdings of Argonaut Shares and with a list of the names and addresses and holdings of all Persons having rights issued by Argonaut to acquire Argonaut Shares (including holders of Argonaut Options, Argonaut DSUs, Argonaut PSUs and Argonaut RSUs,) and a list of non-objecting beneficial owners of Argonaut Shares, together with their addresses and respective holdings of Argonaut Shares. Argonaut shall from time to time require that its registrar and transfer agent furnish Alamos with such additional information, including updated or additional lists of Argonaut Shareholders and lists of holdings and other assistance as Alamos may reasonably request;
(vi)    provide Alamos with information on the proxies received and the Argonaut Shareholder votes on the Arrangement Resolution on a daily basis commencing at least ten Business Days before the date of the Argonaut Meeting to the extent that such information is available to Argonaut;
(vii)    take all such actions as may be required under applicable Laws in connection with the transactions contemplated by this Agreement and the Plan of Arrangement, in accordance with the terms hereof and thereof; and
(viii)    except as required by applicable Law, or with the prior written consent of Alamos, which shall not be unreasonably withheld, conditioned or delayed, the Arrangement Resolution shall be the only matter of business transacted at the Argonaut Meeting; provided that, if Argonaut is required by applicable Law, or permitted by Alamos in writing, to transact any other item of business at the Argonaut Meeting, Argonaut shall cause the Arrangement Resolution to be considered and voted upon before any other item of business to be transacted at the Argonaut Meeting.
(b)    Amendments to Argonaut Circular. In a timely and expeditious manner and subject to providing Alamos with a reasonable opportunity to comment thereon, Argonaut shall prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Argonaut Circular (which amendments or supplements shall be in a form satisfactory to the Parties, acting reasonably), complying in all material respects with all applicable Laws on the date of the mailing thereof.
(c)    Adjournment. Other than as provided in Section 5.4 or subsection 6.2(f), Argonaut shall not adjourn, postpone or cancel the Argonaut Meeting (or propose to do so), except: (i) in the case of an adjournment, if quorum is not present at the Argonaut Meeting; (ii) if required by applicable Laws; (iii) if otherwise agreed with Alamos; or (iv) if required by the Court. For greater certainty, no Change in Recommendation shall relieve Argonaut from its obligation to proceed to call and hold the Argonaut Meeting and to hold the vote on the Arrangement Resolution (provided that, except as required under applicable Laws, Argonaut shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.
(d)    Dissent Rights. Argonaut shall promptly provide Alamos with a copy of any purported exercise of the Dissent Rights in respect of the Arrangement Resolution and written communications with any Argonaut Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior written consent of Alamos, which consent shall not be unreasonably withheld, conditioned or delayed.
(e)    Compliance with Orders. Argonaut shall forthwith carry out the terms of the Interim Order and the Final Order, subject to the terms and conditions hereof.
(f)    Copy of Documents. Except as otherwise provided herein, Argonaut shall furnish promptly to Alamos a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis). Argonaut shall give Alamos and its representatives during normal business hours reasonable access to its premises, assets, books, records, contracts and personnel and furnish Alamos with all such other information as Alamos may reasonably request.
(g)    Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement or as otherwise set out in the Argonaut Disclosure Letter, Argonaut shall, and shall cause the Argonaut Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business, consistent with past practice.
(h)    Certain Actions Prohibited. Other than as required or expressly permitted or specifically contemplated by this Agreement, the Plan of Arrangement or the New Argonaut Contribution Agreement, required by applicable Laws or disclosed in the Argonaut Disclosure Letter or the Argonaut Budget, or as consented to by Alamos, which consent shall not be unreasonably withheld, conditioned or delayed, Argonaut shall, and shall cause each of the Argonaut Subsidiaries to, conduct its business in the ordinary course, consistent with past practice in accordance with applicable Laws, and Argonaut shall not and shall cause the Argonaut Subsidiaries not to, other than as required or expressly permitted or specifically contemplated by this Agreement or the Plan of Arrangement, required by applicable Laws or disclosed in the Argonaut Disclosure Letter or the Argonaut Budget (other than with respect to the payment of bonuses, which shall be governed by subsection 4.1(h)(xvi)), or with the prior written consent of Alamos, which consent shall not be unreasonably withheld, conditioned or delayed, directly or indirectly do any of the following, except where refraining from taking any such action, or seeking the consent of Alamos, as the case may be, would be contrary to applicable Laws:

(i)    issue, sell or grant, or agree to issue, sell or grant, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Argonaut or the Argonaut Subsidiaries, other than pursuant to the Private Placement and the issue of Argonaut Shares in accordance with the Argonaut Options, the Argonaut DSUs, the Argonaut PSUs, the Argonaut RSUs

and the Argonaut Debentures issued and outstanding on the date hereof in accordance with their terms as of the date hereof;
(ii)    other than pursuant to obligations or rights under existing contracts or as disclosed in the Argonaut Disclosure Letter, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons), sell, lease, encumber or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing including pursuant to any royalty, streaming or similar arrangement;
(iii)    amend or propose to amend the articles or by-laws of Argonaut or the Argonaut Subsidiaries or any of the terms of the Argonaut Shares, Argonaut Options, Argonaut DSUs, Argonaut PSUs, and Argonaut RSUs (except as set forth herein, including pursuant to the Plan of Arrangement) as they exist at the date of this Agreement;
(iv)    reduce the stated capital, or split, combine or reclassify any of the shares or other securities of Argonaut or the Argonaut Subsidiaries (except as set forth herein, including pursuant to the Plan of Arrangement), or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Argonaut Shares;
(v)    redeem, purchase or offer to purchase any Argonaut Shares and, other than pursuant to the Argonaut Incentive Plan, any other securities or rights under existing contracts, agreements and commitments;
(vi)    except as disclosed in the Argonaut Disclosure Letter, take any action that would result in any material amendment, modification or change of any term of any Financial Indebtedness by Argonaut or the Argonaut Subsidiaries;
(vii)    adopt any resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;
(viii)    acquire or agree to acquire any corporation, partnership or other Person (or material interest therein) or division of any corporation or other entity;
(ix)    except as disclosed in the Argonaut Disclosure Letter (A) satisfy or settle any claim, dispute, Liability or obligation that is not in the ordinary course of business; (B) relinquish any contractual rights; (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments; (D) enter into or renew any lease, licence or other binding obligation of Argonaut or the Argonaut Subsidiaries (1) containing (a) any limitation or restriction on the ability of Argonaut or the Argonaut Subsidiaries or, following consummation of the transactions contemplated hereby, the ability of Alamos or any of the Alamos Subsidiaries to engage in any type of activity or business, (b) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Argonaut or the Argonaut Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Alamos or any of the Alamos Subsidiaries is or would be conducted, or (c) any limit or restriction on the ability of Argonaut or the Argonaut Subsidiaries or, following consummation of the transactions contemplated hereby, the ability of Alamos or any of the Alamos Subsidiaries to solicit customers or employees, or (2) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement; or (E) enter into or renew any agreement, contract, lease, licence or other binding obligation of Argonaut or the Argonaut Subsidiaries that involves or would reasonably be expected to involve aggregate payments over the term of the contract in excess of $250,000;
(x)    except as disclosed in the Argonaut Disclosure Letter, (A) acquire any assets outside the ordinary course of business consistent with past practices; (B) incur any indebtedness for borrowed money or any other Liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances, except inter-company guarantees and inter-company loans and advances, in each case other than expense reimbursements in the ordinary course of business; (C) authorize, recommend or propose any release or relinquishment of any contractual right; (D) waive, release, grant or transfer any rights of value or modify or change in any respect any existing Authorization, lease, contract, agreement, government land concession or other rights, claims or document, other than as set forth in the Argonaut Disclosure Letter; (E) enter into or terminate any hedges, swaps or other similar financial instruments or transactions, except for the settlement of contracts in existence as of the date of this Agreement; (F) enter into any financial agreements with its directors or officers or their respective affiliates; or (G) authorize, propose, permit or agree to any of the above;
(xi)    except as disclosed in the Argonaut Disclosure Letter, initiate any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of any Argonaut Property or the Argonaut Mineral Rights) without the prior consent of Alamos such consent not to be unreasonably withheld, delayed or conditioned and further agrees, subject to applicable Law, to provide Alamos with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication;
(xii)    enter into new commitments of a capital expenditure nature or incur any new contingent Liabilities other than: (A) ordinary course expenditures; (B) expenditures required by Laws; (C) expenditures made in connection with transactions contemplated in this Agreement; and (D) capital expenditures required to prevent the occurrence of a Material Adverse Effect;
(xiii)    create any new material obligations or Liabilities or modify in any material manner any existing obligations and Liabilities, to pay any amount, including loan amounts, to its officers, directors, employees and consultants, other than (A) for ordinary course salary, wages, bonuses and incentive compensation under its or their existing compensation arrangements and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and obligations or liabilities, (B) as is necessary to comply with applicable Laws or the terms of any existing Argonaut Benefit Plan or Contract, or (C) arising in the ordinary and usual course of business
(xiv)    create any new expenditures made in connection with transactions contemplated in this Agreement that involve or would reasonably be expected to involve aggregate payments less than $500,000;
(xv)    adopt any new bonus, profit sharing, retention, option, deferred compensation, incentive compensation, other compensation or other similar plan for the benefit of employees, or materially amend any current Argonaut Benefit Plan, including the Argonaut Incentive Plan, except in the ordinary course of business consistent with past practice or except as is necessary to comply with applicable Laws or the terms of such Argonaut Benefit Plan;
(xvi)    pay any bonus amounts to any director, officer or employee, including the annual 2023 bonus (the payment of which has been deferred), provided that such bonus amounts shall be paid at the Effective Time;
(xvii)    take actions or fail to take any action that could reasonably be expected to be prejudicial in any material respect to Alamos’ interest in the business, property or assets of Argonaut or the Argonaut Subsidiaries following the completion of the Arrangement;
(xviii)    acquire any securities of Alamos or any option, rights or entitlements to acquire any securities of Alamos or enter into any commitment or agreement to do any of the foregoing;
(xix)    except as required by IFRS or any applicable Laws, make any changes to the existing accounting policies of Argonaut or the Argonaut Subsidiaries or make any material Tax election inconsistent with past practice other than as contemplated in this Agreement; or
(xx)    (i) transfer, sell, assign, gift or dispose of all or any portion of any of the assets, properties or rights of Argonaut or any of the Argonaut Subsidiaries or any interest therein to New Argonaut, or (ii) grant to New Argonaut any right, option or privilege to acquire all or any portion of any of the assets, properties or rights of Argonaut or Prodigy Gold Inc. or any interest therein.
(i)    Employment Arrangements. Except as disclosed in the Argonaut Disclosure Letter, Argonaut shall not and shall cause the Argonaut Subsidiaries not to, without the prior written consent of Alamos, which consent shall not be unreasonably withheld, delayed or conditioned, enter into or modify in any material respect any employment, consulting, collective bargaining or similar agreement, policy or arrangement.
(j)    Insurance. Argonaut shall and shall cause the Argonaut Subsidiaries to use commercially reasonable efforts to cause its current insurance (and reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.
(k)    Mineral Rights and Properties. Argonaut shall and shall cause the Argonaut Subsidiaries to use its best efforts to maintain and preserve all of their rights under each of the Argonaut Mineral Rights, Argonaut Property and under each of its Authorizations in each case relating to the Magino Project and its commercially reasonable efforts to maintain and preserve all of their rights under each of the material Argonaut Mineral Rights, material Argonaut Property and under each of its material Authorizations relating to all other Argonaut Property.
(l)    Certain Actions. Argonaut shall and shall cause the Argonaut Subsidiaries to:

(i)    not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Argonaut in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or that would or could have a Material Adverse Effect on Argonaut;
(ii)    except as disclosed in the Argonaut Disclosure Letter, not participate in any material discussions, negotiations, consultations or filings or other communications, other than in the normal course of business, with (i) any Governmental Entity regarding permits or Environmental Laws with respect to any Argonaut Property or Argonaut Mineral Rights or (ii) any Indigenous Groups or any Persons representing or purporting to represent any Indigenous Group (or any Governmental Entity in relation to any of the foregoing) regarding the exercise or assertion of aboriginal rights or assertion of aboriginal title in relation to any Argonaut Property or Argonaut Mineral Rights or the transactions contemplated by this Agreement without the prior written consent of Alamos, which shall not be unreasonably withheld, conditioned or delayed, and Argonaut shall and shall cause the Argonaut Subsidiaries to provide Alamos with prompt notice of any material communication (whether oral or written) in respect of any of the foregoing, including a copy of any written communication, and to allow Alamos to participate in any such permitted discussions, negotiations, consultations, filings or other communications;
(iii)    pay, in a proper and timely manner, all liabilities as they become due, including, for greater certainty, the Ausenco Settlement Payment, except for such payments that are being dealt with prior to delinquency in the ordinary course of business or as is otherwise provided for in the Argonaut Budget; and
(iv)    promptly notify Alamos in writing of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Effect, in respect of Argonaut; and (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated) of which Argonaut or any of the Argonaut Subsidiaries receives notice.
(m)    No Compromise. Argonaut shall not settle or compromise any Claim brought by any present, former or purported holder of any securities of Argonaut in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Alamos, which consent shall not be unreasonably withheld, conditioned or delayed.
(n)    Contractual Obligations. Without the prior written agreement of Alamos, and except as disclosed in the Argonaut Disclosure Letter, Argonaut shall not and shall cause the Argonaut Subsidiaries not to enter into, renew or modify in any material respect any instruments governing Financial Indebtedness, material contract, agreement, lease, commitment or arrangement to which Argonaut or any of the Argonaut Subsidiaries is a party or by which it is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect on Argonaut.
(o)    Satisfaction of Conditions. Argonaut shall, and shall cause the Argonaut Subsidiaries to, use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control, subject to the terms and conditions hereof, including using commercially reasonable efforts to:

(i)    obtain the approval of the Argonaut Shareholders with respect to the Arrangement Resolution in accordance with the provisions of the OBCA, the Interim Order and the requirements of any applicable regulatory authority;
(ii)    obtain all consents, approvals and authorizations as are required to be obtained by Argonaut or the Argonaut Subsidiaries under any applicable Laws or from any

Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Argonaut, including the Required Regulatory Approvals;
(iii)    effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity in connection with the transactions contemplated by this Agreement, including the Required Regulatory Approvals;
(iv)    oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated by this Agreement or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;
(v)    cause the issuance of the 3(a)(10) Securities pursuant to the Arrangement to be exempt from the registration requirements of the 1933 Act pursuant to the Section 3(a)(10) Exemption and all applicable state securities laws in reliance upon similar exemptions;
(vi)    obtain all third-party consents, waivers and approvals and give any notices required under any of the contracts to which Argonaut or any of the Argonaut Subsidiaries is a party or its assets are bound, including any consents, waivers, permits, orders or approvals required by the Argonaut Loan Facilities;
(vii)    fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Argonaut or the Argonaut Subsidiaries;
(viii)    acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and
(ix)    cooperate with Alamos in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Argonaut or the Argonaut Subsidiaries to pay or cause to be paid any monies to cause such performance to occur.
(p)    Keep Fully Informed. Subject to applicable Laws, Argonaut shall and shall cause the Argonaut Subsidiaries to use commercially reasonable efforts to conduct itself so as to keep Alamos fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business. Without limiting the foregoing, prior to making any material cash expenditure in excess of $500,000 in the aggregate (other than expenditures committed prior to the date of this Agreement or required in order to complete the transactions contemplated hereby, or otherwise set out in the

Argonaut Disclosure Letter or the Argonaut Budget), Argonaut shall and shall cause the Argonaut Subsidiaries to inform Alamos of the nature and amount thereof.
(q)    Cooperation. Argonaut shall and shall cause the Argonaut Subsidiaries to make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.
(r)    Representations. Argonaut shall and shall cause the Argonaut Subsidiaries to use commercially reasonable efforts to conduct its affairs so that all of the representations and warranties of Argonaut contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.
(s)    Taxes. Argonaut shall and shall cause the Argonaut Subsidiaries to:

(i)    duly and timely file all Tax Returns required to be filed by it on or after the date hereof and prior to the Effective Date, and all such Tax Returns will be true, complete and correct in all material respects;
(ii)    in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable;
(iii)    not make or rescind any material express or deemed election relating to Taxes, except with the consent of Alamos, such consent not to be unreasonably withheld, conditioned or delayed;
(iv)    not make a request for a Tax ruling or voluntary disclosure or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Alamos, such consent not to be unreasonably withheld, conditioned or delayed;
(v)    not enter into any Tax sharing, Tax advance pricing agreement, Tax allocation, Tax indemnification or similar agreement (other than customary Tax indemnification provisions in commercial contracts not primarily relating to Taxes);
(vi)    not surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund;
(vii)    not materially reduce the amount of any of its individual categories of Tax attributes without the consent of Alamos (except in connection with the transactions expressly contemplated by this Agreement);
(viii)    not settle or compromise any Claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Alamos, such consent not to be unreasonably withheld, conditioned or delayed; and
(ix)    not change or amend any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2023, except as may be required by applicable Laws or IFRS.
4.2    Covenants of Alamos
Subject to the other terms and conditions of this Agreement, Alamos hereby covenants and agrees with Argonaut as follows:
(a)    Information for Argonaut Circular. In a timely and expeditious manner, Alamos shall provide to Argonaut all information as may be reasonably requested by Argonaut so as to permit Argonaut Shareholders to make a reasoned judgment in respect of the Arrangement Resolution, or as required by the Interim Order or applicable Laws with respect to Alamos and the Alamos Subsidiaries and their respective businesses and properties for inclusion in the Argonaut Circular or in any amendment or supplement to the Argonaut Circular that complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Alamos and the Alamos Subsidiaries required to be disclosed in the Argonaut Circular (including any pro forma financial statements) and not containing any misrepresentation (as defined under applicable Laws) with respect thereto. Alamos shall provide Argonaut with a reasonable opportunity to comment on the information and documents provided by Alamos and shall reasonably consider all comments provided thereon by Argonaut. Alamos shall use commercially reasonable efforts to obtain consents of auditors and other advisors to use financial, technical or expert information in the Argonaut Circular and fully cooperate with Argonaut in the preparation of the Argonaut Circular.
(b)    Copy of Documents. Except as otherwise provided herein, Alamos shall furnish promptly to Argonaut a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis).
(c)    Certain Actions Prohibited. Alamos shall not, prior to the Effective Time, split, combine or reclassify any of the Alamos Shares, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Alamos Shares (other than quarterly or semi-annual cash dividends in respect of the Alamos Shares paid in the ordinary course of business of Alamos).

(d)    Certain Actions. Alamos shall:

(i)    not take any action, or refrain from taking any action (subject to commercially reasonable efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or that would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Alamos in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or that would or could have a Material Adverse Effect on Alamos; and
(ii)    promptly notify Argonaut in writing of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to become a Material Adverse Effect, in respect of Alamos, and (B) any material Governmental Entity or third Person complaints, investigations or hearings (or communications indicating that the same may be contemplated) of which Alamos or any Alamos Subsidiary receives notice.
(e)    Satisfaction of Conditions. Alamos shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control, subject to the terms and conditions hereof, including using commercially reasonable efforts to:

(i)    obtain all consents, approvals and authorizations as are required to be obtained by Alamos under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Alamos, including the Required Regulatory Approvals;
(ii)    effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity, including the Required Regulatory Approvals;
(iii)    cause the issuance of the 3(a)(10) Securities pursuant to the Arrangement to be exempt from the registration requirements of the 1933 Act pursuant to the Section 3(a)(10) Exemption and all applicable state securities laws in reliance upon similar exemptions;
(iv)    obtain all third-party consents, waivers and approvals and give any notices required under any of the material contracts to which Alamos or any of the Alamos Subsidiaries is a party or its or their respective assets are bound;
(v)    cause the Alamos Shares to be issued pursuant to the Arrangement to be listed on the TSX and the NYSE;

(vi)    fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Alamos;
(vii)    oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated by this Agreement or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;
(viii)    acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and
(ix)    cooperate with Argonaut in connection with the performance by Argonaut of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Alamos to pay or cause to be paid any monies to cause such performance to occur.
(f)    Cooperation. Alamos shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.
(g)    Representations. Alamos shall use commercially reasonable efforts to conduct its affairs and to cause the Alamos Subsidiaries to conduct their affairs so that all of the representations and warranties of Alamos contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.
4.3    Regulatory Approvals

(a)    Each of Argonaut and Alamos shall, as applicable:

(i)    make any filings, notifications or submissions that may be required or deemed advisable in order to secure the Competition Act Approval, and thereafter use commercially reasonable efforts to obtain the Competition Act Approval, including within five Business Days of the date hereof, Alamos shall submit to the Commissioner a request for an ARC, or in the alternative a No-Action Letter together with a request for a waiver in accordance with section 113(c) of the Competition Act, in respect of the transactions contemplated by this Agreement; in addition, unless Argonaut and Alamos mutually agree not to take such action, within 20 Business Days of the date hereof or such other date as Argonaut and Alamos may agree, Argonaut and Alamos shall each make a premerger notification filing in respect of the transactions contemplated by this Agreement with the Commissioner in accordance with Part IX of the Competition Act;

(ii)    as soon as practicable, and in any event, within 15 Business Days of the date hereof, file comparable filings, notifications or submissions in connection with any other Required Regulatory Approvals; and
(iii)    use commercially reasonable efforts to obtain the Required Regulatory Approvals.
(b)    Each of Argonaut and Alamos shall promptly:

(i)    supply the other Party with any information which may be required in order to effectuate such filings, notifications or submissions (except where such material is competitively or commercially sensitive, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis);
(ii)    supply any additional information which reasonably may be required by the Commissioner or any Governmental Entity of any other applicable jurisdiction;
(iii)    supply the other Party or its outside counsel with a copy of any filings, notifications or submissions (including additional information) provided to the Commissioner or other Governmental Entity; and
(iv)    notify the other Party of any written or oral communication received from the Commissioner or other Governmental Entity and provide the other Party with a copy of any written communication or written summary of oral communication (except where such communications contain competitively or commercially sensitive information, in which case they will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis).
(c)    Neither Party shall provide any filings, notifications or submissions (including any additional information) to the Commissioner or other Governmental Entity or communicate with the Commissioner or other Governmental Entity without providing the other Party a reasonable opportunity to comment thereon in advance.
(d)    Neither Party shall attend any meetings, whether in Person or by telephone with the Commissioner or any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides the other Party with a reasonable opportunity to attend such meetings.
(e)    Alamos shall pay the governmental fees in connection with the filings, notifications or submissions in relation to the Competition Act Approval and any other Required Regulatory Approvals.
4.4    Indemnification and Insurance

(a)    Alamos agrees that all rights to indemnification or exculpation now existing in favour of current and former directors or officers of Argonaut as provided in the articles and by-laws thereof, or in any agreement, and the directors’ and officers’ liability insurance referred to in subsection 4.4(c), shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.
(b)    Alamos and Argonaut shall act as agent and trustee of the benefits of the foregoing for such directors and officers for the purpose of this Section 4.3 and this Section 4.3 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Alamos and the Alamos Subsidiaries by the Persons described in subsection 4.4(a) hereof.
(c)    Prior to the Effective Date, Argonaut shall arrange and pay for directors’ and officers’ liability “run-off” insurance coverage for a term of six (6) years in favour of its current and former directors and officers, for a lump sum amount not to exceed $500,000 (unless such additional amount is approved in writing by Alamos).
4.5    Covenants Regarding New Argonaut
Argonaut shall cause New Argonaut to perform all obligations or provisions required or desirable to be performed by New Argonaut prior to the Effective Date under this Agreement, co-operate with Argonaut and Alamos in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Argonaut shall, and shall cause New Argonaut to:
(a)    apply for and use commercially reasonable efforts to obtain all consents and approval required from any Governmental Entity or any other Person in order to consummate the Spin-off Transaction pursuant to the Plan of Arrangement and, in doing so, keep Argonaut and Alamos reasonably informed as to the status of the proceedings related to obtaining such consents and approvals, including providing Argonaut and Alamos with copies of all related applications and notifications, in draft form (except where such material is confidential, in which case it will be provided (subject to applicable Laws) to Alamos’ outside counsel on an “external counsel” basis) in order for Alamos to provide its comments thereon, which shall be given due and reasonable consideration;
(b)    use commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of the New Argonaut Shares to be issued pursuant to the Plan of Arrangement and, in that regard, use its commercially reasonable efforts to comply, or assist Argonaut and Alamos in complying, with the provisions of Section 2.8;
(c)    use commercially reasonable efforts, acting reasonably and in good faith, to negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement (including the New Argonaut Indemnity and the Non-Solicitation Agreement) on the terms and conditions set forth in this Agreement;
(d)    (i) use commercially reasonable efforts to procure that, at the time of distribution of New Argonaut Shares to the Argonaut Securityholders in accordance with the terms of the

Plan of Arrangement, New Argonaut and the New Argonaut Shares will satisfy the listing requirements of the TSX or the TSX Venture Exchange, as applicable, and (ii) apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX or the TSX Venture Exchange, as applicable, of the New Argonaut Shares that are distributed to the Argonaut Securityholders in accordance with the terms of the Plan of Arrangement.
The Parties agree that on the Effective Date, each of Argonaut and Alamos will deliver a covenant that for a period of six months after the Effective Date, Alamos shall provide New Argonaut and New Argonaut shall provide Alamos with such reasonable assistance with respect to the transition of operations with respect to New Argonaut Properties as New Argonaut or Alamos, as applicable may reasonably require (the “Co-operation Agreement”).
Following the Effective Date, none of Argonaut or Alamos nor any of their affiliates will use the name “Argonaut” or “Argonaut Gold” or any variation thereof or any similar name.
4.6    Post Effective Date Access
The Parties agree that on the Effective Date, New Argonaut will deliver a covenant to Alamos, which covenant shall be in form and substance satisfactory to the Parties, each acting reasonably, that from and after the Effective Date, upon reasonable notice and to the extent permitted by applicable Law, New Argonaut will give or cause to be given to the representatives, employees, counsel and accountants of Alamos reasonable access, during normal business hours, to the books and records which relate to the business carried on by Argonaut with respect to the New Argonaut Property conducted by Argonaut during the periods prior to the Effective Date, and will permit such persons to examine and, at Alamos’ cost, copy such books and records to the extent reasonably requested by Alamos in connection with the preparation of Tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes. However, New Argonaut shall not be obligated to take any action pursuant to this Section 4.6 that would (i) unreasonably disrupt the normal course of its business, (ii) violate any applicable Law, or (iii) cause New Argonaut to breach any agreement, instrument or contract in which New Argonaut or any of its affiliates is a party. New Argonaut and Alamos will cooperate with each other in the conduct of any Tax audit or similar proceedings involving or otherwise relating to any of the New Argonaut Property pertaining to any tax period prior to the Effective Date (or the income therefrom or assets thereof).
The Parties agree that on the Effective Date, each of Argonaut and Alamos will deliver a covenant to New Argonaut which covenant shall be in form and substance satisfactory to the Parties, each acting reasonably that from and after the Effective Date, upon reasonable notice and to the extent permitted by applicable Law, Alamos will give or cause to be given to the representatives, employees, counsel and accountants of New Argonaut reasonable access, during normal business hours, to the books and records which relate to the business carried on by Argonaut with respect to the New Argonaut Property conducted by Argonaut during the periods prior to the Effective Date, and will permit such persons to examine and, at New Argonaut’s cost, copy such books and records to the extent reasonably requested by New Argonaut in connection with the preparation of tax and financial reporting matters, audits, legal proceedings, governmental investigations and other business purposes. However, Alamos shall not be obligated to take any action pursuant to this Section 4.6 that would (i) unreasonably disrupt the normal course of its business, (ii) violate any applicable Law, or (iii) cause Alamos to breach any agreement, instrument or contract to which Alamos or any of its affiliates is a party. New Argonaut and Alamos will cooperate with each other in the conduct of any tax audit or similar proceedings involving or otherwise relating to any of the New Argonaut Property pertaining to any tax period prior to the Effective Date (or the income therefrom or assets thereof).
4.7    Adjustments Regarding Distributions
If on or after the date hereof, Alamos sets a record date for any dividend or other distribution on an Alamos Share that is prior to the Effective Time or Alamos pays any dividend or other distribution on an Alamos Share prior to the Effective Time, in each case other than quarterly or semi-annual cash dividends in respect of the Alamos Shares paid in the ordinary course of business of Alamos, then the Parties shall make such adjustments to the Alamos Exchange Ratio as they determine acting in good faith to be necessary to restore the original intention of the Parties in the circumstances.
4.8    Employment Matters

(a)    Argonaut (on behalf of itself and any applicable Argonaut Subsidiary) and Alamos agree that the transactions contemplated hereby shall be deemed to be a change of control (as defined in, as applicable, the Argonaut Incentive Plan, employment agreement with Argonaut or any of the Argonaut Subsidiaries or any corresponding award, agreement or any other Argonaut Benefit Plan (collectively, the “Entitlement Plans”)), with respect to the Non-Continuing Employees.
Argonaut (on behalf of itself and any applicable Argonaut Subsidiary) and Alamos also agree that all Non-Continuing Employees will be entitled to all payments, vesting, consideration and other benefits upon their termination from Argonaut or any of the Argonaut Subsidiaries, as applicable, in accordance with the “change of control” provisions contained in their applicable Entitlement Plans and shall also, to the extent not already provided for in any Entitlement Plan applicable to them, be entitled to a pro rata payment with respect to the applicable bonus pools established by Argonaut or any of the Argonaut Subsidiaries, as applicable, in the ordinary course of business and in which they are entitled to participate at the time of termination.
Argonaut (on behalf of itself and any applicable Argonaut Subsidiary) and Alamos also agree that any Person who is not a Non-Continuing Employee and who was employed by Argonaut or any of the Argonaut Subsidiaries immediately prior the Effective Time and who remains employed with Argonaut, an Argonaut Subsidiary, Alamos or New Argonaut from and after the Effective Time but is terminated or is constructively dismissed within 12 months after the Effective Date (other than termination for cause) shall be deemed to have been terminated without cause as a result of a change of control and shall be entitled to all payments, vesting, consideration and other benefits that they would have received (and did not receive) in accordance with the “change of control” provisions contained in their applicable Entitlement Plans and, to the extent not already provided for in any Entitlement Plan applicable to them, a pro rata payment with respect to any bonus pools established by Argonaut or any of the Argonaut Subsidiaries in the

ordinary course of business and in which they are entitled to participate at the time of such termination.
(b)    Argonaut acknowledges and agrees that it will make commercially reasonable efforts to obtain (and deliver a copy to Alamos), on or before the Effective Date, a written waiver from each Argonaut Executive who will become an employee of Alamos from and following the Effective Time, which waiver will, to the extent the Arrangement constitutes a “change of control”, evidence the waiver of any of the Argonaut Executive’s entitlements to payment or the provision of other entitlements under the Entitlement Plans on account of such “change of control”, so long as such Argonaut Executive becomes an employee of Alamos as of the Effective Time, and is not terminated by Alamos without cause during the 12-month period immediately following the Effective Date.
(c)    The Argonaut Board shall, prior to the Effective Time, determine to accelerate the vesting of Argonaut RSUs held by (A) Non-Continuing Employees who are not Argonaut Executives, and (B) employees of Argonaut that are becoming employees of New Argonaut that do not have change of control entitlements in their employment agreements, so that such RSUs shall vest immediately prior to the Effective Time. The Argonaut Board shall not determine to accelerate the vesting of any Argonaut RSUs or Argonaut PSUs held by (i) any Argonaut Executive, or (ii) any employee of an Argonaut Entity that is not a Non-Continuing Employee (other than those mentioned in (B) above). The Argonaut Board shall not accelerate or otherwise modify the terms of any Argonaut Security, other than as set forth in this subsection 4.8(c) without the prior written consent of Alamos.
4.9    TSX Delisting
Alamos and Argonaut shall use their commercially reasonable efforts to cause the Argonaut Shares to be de-listed from the TSX promptly following the Effective Time, with effect as soon as practicable following the acquisition by Alamos of the Argonaut Shares pursuant to the Arrangement.
4.10    Argonaut Private Placement

(a)    Subscription.
Alamos hereby irrevocably agrees to subscribe for and purchase 174,825,175 Argonaut Shares (the “Subscription Shares”) from Argonaut and Argonaut hereby agrees to sell and issue to Alamos the Subscription Shares at a subscription price of $0.286 per Subscription Share (for a total aggregate subscription price of $50,000,000 for the Subscription Shares (the “Subscription Price”)) on the terms and conditions set out in this Section 4.10 (the “Private Placement”). Completion of the Private Placement shall not be conditional upon the completion of the Arrangement.

(b)    Representations, Warranties, Covenants and Acknowledgements of Alamos.
In connection with the subscription for the Subscription Shares under this Section 4.10, Alamos represents and warrants to Argonaut on the date hereof and on the Subscription Closing Date and acknowledges that Argonaut is relying thereon that:
(i)    Alamos is an accredited investor as such term is defined in National Instrument 45-106 – Prospectus and Registration Exemptions (“NI 45-106”) by virtue of being a corporation that has net assets of at least $5,000,000 as shown in the most recently prepared financial statements;
(ii)    Alamos is subscribing for the Subscription Shares for its own account and not for the account or benefit of any other person, for investment purposes only, and not with a view to resell or otherwise distribute the Subscription Shares in violation of NI 45-106, and the subscription hereunder constitutes a legal and binding obligation of Alamos;
(iii)    neither Alamos nor any of its affiliates is the beneficial owner of, or exercises control or direction over, any Argonaut Shares or any other securities of Argonaut convertible into Argonaut Shares, in each case excluding the Subscription Shares to be purchased by Alamos;
(iv)    Alamos is not a U.S. Person (as defined in Regulation S under the 1933 Act), and is not purchasing the Subscription Shares on behalf of, or for the account or benefit of, a person in the United States or a U.S. Person;
(v)    the applicable representative of Alamos was outside the United States at the time it received the offer to purchase the Subscription Shares, and this Agreement was executed on behalf of Alamos outside the United States;
(vi)    Alamos will not offer, sell or otherwise dispose of the Subscription Shares in the United States or to a U.S. Person unless such offer, sale or disposition is made in accordance with the 1933 Act and the securities laws of all applicable states of the United States;
(vii)    Alamos acknowledges and consents to the placement of any legends required by the TSX or by applicable Law on the certificate evidencing the Subscription Shares issued to Alamos;
(viii)    Alamos is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has all requisite legal and corporate power and authority to execute and deliver this subscription for the purchase of the Subscription Shares, to subscribe for and purchase the Subscription Shares as contemplated herein and to carry out and perform all of its obligations under the terms hereof;

(ix)    Alamos has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the subscription for the Subscription Shares and if any person establishes a claim that any fee or other compensation is payable in connection with this subscription for the Subscription Shares, Alamos covenants to indemnify and hold harmless Argonaut with respect thereto and with respect to all costs reasonably incurred in the defence thereof;
(x)    the representations and warranties of Alamos in subsection 3.1(a) and subsection 3.1(c) of this Agreement are true and correct;
(xi)    the subscription by Alamos hereunder, the performance and compliance with the terms of this Section 4.10 and the completion of the transactions described in this Section 4.10 by Alamos will not result in any material breach of, or be in conflict with or constitute a material default under, or create a state of facts which, after notice or lapse of time, or both, would constitute a material default under any term or provision of the constating documents, by-laws or resolutions of Alamos, the securities Laws or any other laws applicable to Alamos, any agreement to which Alamos is a party, or any judgment, decree, order, statute, rule or regulation applicable to Alamos;
(xii)    if required by applicable securities Laws or reasonably requested by Argonaut, Alamos will execute, deliver and file or reasonably assist Argonaut in filing such reports, undertakings and other documents with respect to the issue and/or sale of the Subscription Shares as may be required by the Securities Authorities;
(xiii)    Alamos has not received or been provided with a prospectus or an offering memorandum, within the meaning of securities Laws, or any sales or advertising literature in connection with the subscription for the Subscription Shares;
(xiv)    the subscription for the Subscription Shares has not been made through or as a result of, and the distribution thereof is not being accompanied by, any advertisement, including without limitation, printed public media, radio, televisions or telecommunications, including electronic display, or as part of a general solicitation; and
(xv)    the funds representing the Subscription Price which will be advanced by Alamos to Argonaut hereunder, as applicable, will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and Alamos acknowledges that Argonaut may in the future be required by Law to disclose Alamos’ name and other information relating to this subscription and Alamos’ subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the knowledge of Alamos (a) none of the subscription funds to be provided by Alamos (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to Alamos, and (b) it shall promptly notify Argonaut if Alamos discovers that any of such representations ceases to be true, and to provide Argonaut with appropriate information in connection therewith.
The representations and warranties of Alamos under this Section 4.10 shall survive the Subscription Closing Date and the termination of this Agreement.
(c)    Representations and Warranties of Argonaut.
In connection with the subscription for the Subscription Shares under this Section 4.10, Argonaut represents and warrants to Alamos on the date hereof and on the Subscription Closing Date, and acknowledges that Alamos is relying upon such representations and warranties that:
(i)    the representations and warranties of Argonaut in Section 3.2 of this Agreement are true and correct;
(ii)    the Subscription Shares subscribed for herein will be duly and validly issued and outstanding common shares in the capital of Argonaut registered in the name of Alamos (or as it may direct in writing) on the Subscription Closing Date, and upon receipt of the aggregate Subscription Price by Argonaut, such Subscription Shares will be fully paid and non-assessable;
(iii)    the issue of the Subscription Shares by Argonaut hereunder does not and will not (i) contravene, conflict with or result in a violation of Argonaut’s articles or by-laws or the terms of any agreement or instrument to which Argonaut or any of the Argonaut Subsidiaries is a party or under any applicable Law, (ii) require, subject to the exercise of discretion by the TSX or any other Governmental Entity, the approval of the Argonaut Shareholders;
(iv)    none of Argonaut, its affiliates (as defined under the 1933 Act) or any person acting on its or their behalf has engaged, or will engage, in any “directed selling efforts” (as such term is defined in Regulation S under the 1933 Act) in connection with the offer and sale of the Subscription Shares; and
(v)    Argonaut, its affiliates and any person acting on its or their behalf have complied and will comply (as defined under the 1933 Act), with the requirements for an “offshore transaction” (as such term is defined in Regulation S under the 1933 Act) in connection with the offer and sale of the Subscription Shares.
The representations and warranties of Argonaut under this Section 4.10 shall survive the Subscription Closing Date and the termination of this Agreement.

(d)    Covenants of Argonaut.
In connection with the issuance of Subscription Shares hereunder, Argonaut covenants and agrees with Alamos that:
(i)    Argonaut shall use commercially reasonable efforts to obtain the approval from the TSX for the listing and trading of the Subscription Shares on such exchanges effective from the Subscription Closing Date as soon as practicable following the date hereof;
(ii)    on the Subscription Closing Date and before closing of the purchase of the Subscription Shares, Argonaut shall deliver:

(A)    an officers’ certificate of Argonaut confirming that:

I.    the representations and warranties of Argonaut set forth in this Section 4.10 hereof are true and accurate in all material respects;
II.    Argonaut shall have performed all obligations and covenants under this Section 4.10 in all material respects; and
(B)    a legal opinion from Argonaut’s counsel in the form acceptable to Alamos, acting reasonably, in respect of the issuance of the Subscription Shares.
(e)    Closing.
Subject to the approval of the TSX and subject to there being no prohibition under Law in Canada against the completion of the subscription and issuance of the Subscription Shares, the issuance of the Subscription Shares will be completed as soon as practicable after the approval of the TSX for the additional listing and trading of the Subscription Shares has been obtained by Argonaut (the “Subscription Closing Date”). The completion of the issuance and purchase of the Subscription Shares shall occur virtually, or at Argonaut’s office in Toronto, on the Subscription Closing Date.
(f)    Payment of Subscription Price.
Alamos shall cause to be wire transferred to the bank account of Argonaut in Canada, the Subscription Price for the Subscription Shares on the Subscription Closing Date against receipt by Alamos or Alamos’ counsel of a duly issued share certificate or DRS statement representing the Subscription Shares.
(g)    Use of Proceeds.
The net proceeds from the Private Placement shall be used by Argonaut for (i) the advancement of the Magino Gold project, and (ii) for general working capital of Argonaut. Argonaut will be permitted to allocate no more than $10,000,000 of the

Subscription Price, directly or indirectly, to the advancement and working capital for the New Argonaut Property.
(h)    Survival. The obligations under this Section 4.10 shall survive the termination of this Agreement.
4.11    Argonaut Debentures
Alamos acknowledges and agrees that the Arrangement will trigger the obligation of Argonaut (including any successor thereof) to offer to purchase all Argonaut Debentures then outstanding at the Offer Price (as defined in the Argonaut Debenture Indenture) in accordance with the terms of the Argonaut Debenture Indenture. All outstanding Argonaut Debentures that are not converted into Argonaut Shares in accordance with the terms of the Argonaut Debenture Indenture prior to the Effective Time shall continue to remain outstanding following the Effective Time, subject to, and in accordance with, the terms of the Argonaut Debenture Indenture. Alamos agrees that for the period from the Effective Date until maturity of the Argonaut Debentures (in accordance with its terms), Alamos and/or an affiliate of Alamos will assume all of the covenants and obligations of Argonaut under the Argonaut Debentures, and in accordance with the terms and conditions of the Argonaut Debenture Indenture, do all things necessary to provide for the application of the provisions set forth in such Argonaut Debenture Indenture with respect to the rights and interest of the holders thereof (including entering into any supplemental indenture as may be required pursuant to the Argonaut Debenture Indenture), such that upon conversion each US$1,000 principal amount of Argonaut Debentures will entitle the holder thereof to receive the number of Alamos Shares deliverable in accordance with the Argonaut Debenture Indenture, and the Argonaut Debentures will otherwise be valid and binding obligations of Alamos or an affiliate of Alamos entitling the holders thereof, as against Alamos or such affiliate of Alamos, to all the rights of such holders as set out in the Argonaut Debenture Indenture.
4.12    New Argonaut Private Placement
Within three Business Days following the Effective Date, Alamos shall subscribe for and purchase such number of New Argonaut Shares (the “New Argonaut Subscription Shares”) from New Argonaut as will result in Alamos holding 19.99% of all of the New Argonaut Shares issued and outstanding immediately following the closing of such private placement (the date of such closing, the “New Argonaut Subscription Closing Date”), for a total aggregate subscription price of US$10,000,000 (the “New Argonaut Subscription Price”) for the New Argonaut Subscription Shares. Alamos shall pay the New Argonaut Subscription Price for the New Argonaut Subscription Shares on the New Argonaut Subscription Closing Date against receipt by Alamos or Alamos’ counsel of a duly issued share certificate or DRS statement representing the New Argonaut Subscription Shares.
4.13    Alamos Surety Bond Guarantee
Alamos acknowledges the existence of the FCMI Surety Bonds and agrees that, on the Effective Date, it shall execute and deliver the Alamos Surety Bond Guarantee in connection with the requirements of the FCMI Surety Bonds, with such guarantee supporting (up to the maximum amount of the Alamos Surety Bond Guarantee) the continuation of any existing surety bonds and replacements thereof, as required from time to time by the relevant authorities in the State of Nevada. The Parties further agree that on the Effective Date, the Alamos FCMI NSR Agreement shall be executed and delivered by each of Alamos and FCMI as consideration for Alamos providing the Alamos Surety Bond Guarantee. The Alamos FCMI NSR Agreement shall provide, among other things, that, (i) New Argonaut shall have the right to terminate the Alamos FCMI NSR Agreement at any time, in its sole discretion, upon providing notice to Alamos that its obligations under the Alamos Surety Bond Guarantee have been discharged and an acceptable alternative form of security or collateral acceptable to the applicable surety bond providers has been secured; and (ii) on any change of control of New Argonaut resulting in a third party, directly or indirectly, acquiring in any manner, more than 50% of the assets of New Argonaut, on a consolidated basis, or more than 50% of the New Argonaut Shares, in each case, whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, issuer bid, exchange offer, sale of assets, joint venture earn-in right, liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto, where Alamos’ obligations under the Alamos Surety Bond Guarantee have been discharged.
4.14    Pre-Acquisition Reorganization

(a)    Argonaut agrees that, upon request by Alamos, Argonaut shall, and shall cause each Argonaut Subsidiary to, effect such reorganizations of Argonaut or the Argonaut Subsidiaries’ business, operations and assets or such other transactions, other than with respect to the New Argonaut Property, as Alamos may request, acting reasonably (each, a “Pre-Acquisition Reorganization”), co-operate with Alamos and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken, and not take any action that would prevent or materially impair the Pre-Acquisition Reorganization; provided, however, that Argonaut need not affect any Pre-Acquisition Reorganization which, in the opinion of Argonaut, acting reasonably:

(i)    would require the approval of Argonaut Securityholders (other than at the Argonaut Meeting),
(ii)    would reduce the consideration or change the form or proportion of consideration to be received by Argonaut Shareholders,
(iii)    would unreasonably interfere with the ongoing operations of Argonaut or any Argonaut Subsidiary prior to the Effective Time,
(iv)    would require any Argonaut Entity to contravene any applicable Laws or its respective constating documents or any contract or agreement in respect of which the necessary consents to any such contravention have not been obtained, and
(v)    would result in Taxes being imposed on any Argonaut Securityholders that is incrementally greater than the Taxes imposed on or other consequences to such persons in connection with the completion of the Arrangement in the absence of such Pre-Acquisition Reorganization.

Alamos agrees that it will be responsible for all reasonable costs and expenses associated with any Pre-Acquisition Reorganization to be carried out at its request and shall indemnify and save harmless the Argonaut Entities and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization). Furthermore, any such Pre-Acquisition Reorganization shall not become effective until following the satisfaction or waiver of all conditions precedent to the Arrangement, and in any case not earlier than immediately prior to the Effective Time. Alamos acknowledges and agrees that the Pre-Acquisition Reorganization shall be disregarded in determining whether a representation, warranty or covenant of Argonaut hereunder has been breached. Alamos shall provide written notice to Argonaut of any proposed Pre-Acquisition Reorganization at least twenty Business Days prior to the Effective Time. Upon receipt of such notice, Alamos and Argonaut shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including effecting any necessary amendments to the Plan of Arrangement, if any, to the extent permitted by the Plan of Arrangement or this Agreement. Except in the case where this Agreement is terminated by Alamos pursuant to subsection 7.2(b), if the Arrangement is not completed, Alamos shall forthwith reimburse Argonaut or at Argonaut’s direction, the Argonaut Subsidiaries, for all reasonable and documented fees and expenses (including reasonable professional fees and expenses and taxes) incurred by Argonaut and the Argonaut Subsidiaries in effecting a Pre-Acquisition Reorganization and shall be responsible for any reasonable and documented fees, expenses and costs (including reasonable professional fees and expenses and taxes) of Argonaut and the Argonaut Subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the Effective Date. The indemnification obligations contained in this Section 4.14 shall survive indefinitely notwithstanding the termination of this Agreement.
(b)    Without limiting the generality of the foregoing, Argonaut acknowledges that Alamos may wish to enter into transactions, as part of any Pre-Acquisition Reorganization, designed to facilitate the step-up of the tax basis in certain capital property of Argonaut or any the Argonaut Subsidiaries for purposes of the Tax Act (the “bump transactions”) and agrees to (i) co-operate with Alamos to facilitate the bump transactions and other related reorganizations or transactions which Alamos determines would be advisable as part of any Pre-Acquisition Reorganization to enhance the tax efficiency of the combined corporate group and (ii) use commercially reasonable efforts to provide any requested information and assistance on a timely basis and to assist in the obtaining of any such information, including without limitation the identity of beneficial owners of Shares, to facilitate a successful completion of the bump transactions or any such other reorganizations or transactions as is reasonably requested by Alamos.
ARTICLE 5
CONDITIONS
5.1    Mutual Conditions
The respective obligations of Alamos and Argonaut to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Completion Deadline or such other time as is specified below:
(a)    the Interim Order shall have been granted in form and substance satisfactory to Alamos and Argonaut, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alamos or Argonaut, each acting reasonably, on appeal or otherwise;
(b)    the Arrangement Resolution shall have been passed by the Argonaut Shareholders in accordance with the Interim Order and the applicable provisions of the OBCA;
(c)    the Final Order shall have been granted in form and substance satisfactory to Alamos and Argonaut, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Alamos and Argonaut, each acting reasonably, on appeal or otherwise. In addition, the Final Order shall include a statement to substantially the following effect:
“This Order will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Alamos and New Argonaut pursuant to the Plan of Arrangement.”;
(d)    holders of not greater than 5% of the outstanding Argonaut Shares shall have exercised Dissent Rights that have not been withdrawn as of the Effective Date;
(e)    there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Alamos or Argonaut;
(f)    the New Argonaut Contribution Agreement shall have been executed and delivered in escrow by the parties thereto;

(g)    the TSX and the NYSE shall have conditionally approved the listing thereon, subject to customary conditions including official notice of issuance, of the Alamos Shares to be issued pursuant to the Arrangement;
(h)    the TSX or the TSX Venture Exchange, as applicable, shall have conditionally approved the listing on the TSX or the TSX Venture Exchange, as applicable, of the New Argonaut Shares to be issued pursuant to the Arrangement;
(i)    (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including the Required Regulatory Approvals and any other Laws of any jurisdiction which Alamos and Argonaut reasonably determine to be applicable, and (B) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements shall have been obtained or received (and not have been rescinded) on terms that are reasonably satisfactory to Alamos and Argonaut, each acting reasonably;
(j)    the distribution of the Alamos Shares in Canada pursuant to the Arrangement is exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities Laws and, except with respect to Persons deemed to be “control persons” or the equivalent under applicable securities Laws, the Alamos Shares to be distributed in Canada pursuant to the Arrangement are not subject to any resale restrictions under applicable Canadian securities Laws;
(k)    the TSX shall have approved this Agreement and the Arrangement;
(l)    each of the directors and officers of the Argonaut Entities shall have executed resignations and mutual releases with Argonaut, in a form acceptable to each of Argonaut and Alamos, each acting reasonably;
(m)    this Agreement shall not have been terminated pursuant to Section 7.2 hereof; and
(n)    the Alamos FCMI NSR Agreement shall have been executed and delivered by the parties thereto.
The foregoing conditions are for the mutual benefit of Alamos and Argonaut and may be waived by mutual consent of Alamos and Argonaut in writing at any time.
5.2    Argonaut Conditions
The obligation of Argonaut to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:
(a)    the representations and warranties made by Alamos in this Agreement shall be true and correct in all respects without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse Effect on Alamos, or such failure resulted from any action taken by or omission of (i) Alamos to which Argonaut consented, or (ii) any Party as required or permitted under this Agreement; and Argonaut shall have received a certificate of Alamos addressed to Argonaut and dated the Effective Date, signed on behalf of Alamos by a senior executive officer of Alamos (on Alamos’ behalf and without personal liability), confirming the same as at the Effective Date;
(b)    from the date of this Agreement to the Effective Date, there shall not have occurred, and Alamos or any of the Alamos Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Alamos;
(c)    Alamos shall have complied in all material respects with its covenants herein and Argonaut shall have received a certificate of Alamos addressed to Argonaut and dated the Effective Date, signed on behalf of Alamos by a senior executive officer of Alamos (on Alamos’ behalf and without personal liability), confirming the same as at the Effective Date;
(d)    Alamos shall have completed, filed, submitted and/or registered, as applicable, all outstanding filings, submissions, registrations or other similar process required by any Governmental Entity; and
(e)    Alamos shall have executed and delivered the Alamos Surety Bond Guarantee.
The foregoing conditions are for the benefit of Argonaut and may be waived, in whole or in part, by Argonaut in writing at any time.
5.3    Alamos Conditions
The obligation of Alamos to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:
(a)    the representations and warranties made by Argonaut in this Agreement shall be true and correct in all respects without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Date, as though made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not result in a Material Adverse

Effect on Argonaut, or such failure resulted from any action taken by or omission of (i) Argonaut to which Alamos consented, or (ii) any Party as required or permitted under this Agreement; and Alamos shall have received a certificate of Argonaut addressed to Alamos and dated the Effective Date, signed on behalf of Argonaut by a senior executive officer of Argonaut (on Argonaut’s behalf and without personal liability), confirming the same as at the Effective Date;
(b)    from the date of this Agreement to the Effective Date, there shall not have occurred, and the Argonaut Entities shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Argonaut;
(c)    Argonaut shall have complied in all material respects with its covenants herein and Alamos shall have received a certificate of Argonaut addressed to Alamos and dated the Effective Date, signed on behalf of Argonaut by a senior executive officer of Argonaut (on Argonaut’s behalf and without personal liability), confirming the same as at the Effective Date;
(d)    Alamos shall have received a legal opinion, in form and substance satisfactory to Alamos, acting reasonably, of Argonaut’s legal counsel addressed to Alamos as to: (i) the legal status of the Argonaut Entities, (ii) the corporate power and authority of the Argonaut Entities to own and operate the Argonaut Property and the Argonaut Mineral Rights (other than with respect to the New Argonaut Property) and (iii) the Argonaut Entities’ title to the Argonaut Property and the Argonaut Mineral Rights (other than with respect to the New Argonaut Property); and
(e)    Argonaut shall have completed, filed, submitted and/or registered, as applicable, all outstanding filings, submissions, registrations or other similar process required by any Governmental Entity.
The foregoing conditions are for the benefit of Alamos and may be waived, in whole or in part, by Alamos in writing at any time.
5.4    Notice and Cure Provisions
Each Party hereto shall give prompt notice to the other of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:
(a)    cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;
(b)    result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or

(c)    result in the failure to satisfy any of the conditions precedent in favour of the other Party hereto contained in Section 5.1, Section 5.2 or Section 5.3 hereof, as the case may be.
Subject as herein provided, a Party hereto may elect not to complete the transactions contemplated hereby by virtue of the conditions contained in Section 5.1, Section 5.2 or Section 5.3 hereof not being satisfied or waived or exercise any termination right arising therefrom pursuant to Section 7.2 hereof; provided, however, that (i) promptly and in any event prior to the Completion Deadline, the Party hereto intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of fifteen (15) days from date of delivery of such notice. If such notice has been delivered prior to the date of the Argonaut Meeting, the Argonaut Meeting shall be adjourned or postponed until the expiry of such period.
5.5    Merger of Conditions
The conditions set out in Section 5.1, Section 5.2 and Section 5.3 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived upon the issuance of the Certificate of Arrangement.
ARTICLE 6
NON-SOLICITATION AND TERMINATION FEES

6.1    Argonaut Covenant Regarding Non-Solicitation

(a)    Argonaut shall not and shall cause the Argonaut Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Argonaut or the Argonaut Subsidiaries (collectively, for the purpose of Sections 6.1 and 6.2, the “Representatives”), or otherwise cause any Representative to:

(i)    make, solicit, initiate, facilitate, entertain, encourage, permit or promote (including by way of furnishing information, knowingly permitting any visit to facilities or properties of Argonaut or the Argonaut Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiries, proposals, expressions of interest or offers regarding, constituting or that may reasonably be expected to lead to an Argonaut Acquisition Proposal or potential Argonaut Acquisition Proposal;
(ii)    participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise cooperate with, respond to, assist or participate in, any effort or attempt to make any Argonaut Acquisition Proposal or potential Argonaut Acquisition Proposal;

(iii)    remain neutral with respect to, or agree to, approve or recommend, or propose publicly to remain neutral with respect to, agree to, approve or recommend any Argonaut Acquisition Proposal or potential Argonaut Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a Argonaut Acquisition Proposal until five Business Days (or one day prior to the Argonaut Meeting, if sooner) following the public commencement of such Argonaut Acquisition Proposal shall not be considered a violation of this subsection 6.1(a)(iii));
(iv)    make, or propose publicly to make, a Change in Recommendation (provided that Argonaut shall be permitted to make a Change in Recommendation if (i) such Change in Recommendation does not relate to, or is not in response to, a Argonaut Acquisition Proposal, (ii) a Material Adverse Effect has occurred with respect to Alamos and (iii) the Argonaut Board determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws);
(v)    accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Argonaut Acquisition Proposal or potential Argonaut Acquisition Proposal;
(vi)    make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the Argonaut Board to approve the transactions contemplated herein; or
(vii)    take any other action which would reasonably be expected to materially impede or prevent the consummation of the Arrangement;
provided, however, that, notwithstanding the preceding part of this subsection 6.1(a), but subject to the following provisions of Sections 6.1 and 6.2 of this Agreement, the Argonaut Board and, on the direction of the Argonaut Board, any Representative may, prior to the date of the Argonaut Meeting, consider or negotiate any unsolicited Argonaut Acquisition Proposal that is reasonably expected to constitute a Superior Proposal and the Argonaut Board may make a Change in Recommendation in respect of a Superior Proposal, or approve or recommend to the Argonaut Shareholders or enter into an agreement, understanding or arrangement in respect of a Superior Proposal in accordance with the provisions of Sections 6.1 and 6.2 but in each case only if: (I) the Argonaut Acquisition Proposal or Superior Proposal, as applicable, did not result from a breach of this Agreement by Argonaut and Argonaut is in compliance with its obligations under Sections 6.1 and 6.2 of this Agreement; (II) the Argonaut Board determines in good faith after consulting with outside counsel (which may include opinions or advice, written or otherwise) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws; and (III) prior to entering into substantive discussions or negotiations with or responding to any person regarding such Argonaut Acquisition Proposal, Argonaut notifies Alamos of the good faith determination of the

Argonaut Board that such Argonaut Acquisition Proposal is or may reasonably be expected to result in a Superior Proposal.
(b)    Argonaut shall, and shall cause the Representatives to, immediately terminate and cease any discussions or negotiations with any parties (other than Alamos and its Representatives) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Argonaut Acquisition Proposal. Argonaut shall, and shall cause the Representatives to: (i) discontinue or not allow access to any of Argonaut’s confidential information to any third party and (ii) immediately request the return or destruction of all information provided to any third party that has entered into a confidentiality agreement with Argonaut relating to a potential Argonaut Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured. Argonaut agrees not to, and shall cause the Representatives not to: (A) release any third party from any confidentiality obligations contained in any agreement relating to a potential Argonaut Acquisition Proposal to which such third party is a party; or (B) waive any provision of, or release or terminate, any non-solicitation or standstill agreement or provision or purpose or use agreement or provision contained in any confidentiality, non-disclosure, standstill or other agreements without the prior written consent of Alamos (which may be withheld or delayed in Alamos’ sole and absolute discretion). Argonaut also agrees not to amend, modify or waive any such confidentiality, non-solicitation or standstill agreement or provision and undertakes to use commercially reasonable efforts to enforce such agreements and provisions.
(c)    Argonaut shall notify Alamos, at first orally and then, as soon as possible thereafter, in writing, promptly and, in any event, within twenty four (24) hours of the receipt by it or a Representative, of any Argonaut Acquisition Proposal, or any amendment thereto, or any request for non-public information relating to Argonaut in connection with any potential Argonaut Acquisition Proposal or for access to the properties, books or records of Argonaut by any Person (other than in the ordinary course of business and unrelated to any potential Argonaut Acquisition Proposal). Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any Argonaut Acquisition Proposal, inquiry, offer or request. Argonaut shall also promptly provide Alamos with (i) a copy of any written notice or other written communication from any Person informing Argonaut or a Representative that such Person is considering making, or has made, an Argonaut Acquisition Proposal, (ii) a copy of any Argonaut Acquisition Proposal (or any amendment thereof) received by Argonaut or a Representative and (iii) such other details of any such Argonaut Acquisition Proposal that Alamos may reasonably request. Argonaut shall keep Alamos informed of the status of any Argonaut Acquisition Proposal and keep Alamos fully informed as to the material details of all discussions or negotiations.
(d)    If Argonaut is in compliance with its obligations under subsections 6.1(a) to (c) and if Argonaut receives a request for material non-public information from a Person who is considering making or has made a written Argonaut Acquisition Proposal (the existence and content of which have been disclosed to Alamos), and the Argonaut Board determines that such proposal would, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal or does constitute a Superior Proposal, subject to and as contemplated under this Section 6.1, then, and only in such case, the Argonaut Board may provide such Person with access to information regarding Argonaut; provided, however, that (i) Argonaut shall have entered into a confidentiality and standstill agreement with such Person containing confidentiality, purpose, use, non-solicitation and standstill provisions that are no less restrictive than those generally contained in confidentiality agreements entered into for purposes of entering into a transaction of this nature (however, such confidentiality and standstill agreement may permit such Person to make a Argonaut Acquisition Proposal in compliance with the terms of this Agreement); (ii) Alamos is provided with a complete list or copies of any and all information provided to such Person on a timely basis (unless such information was previously provided to Alamos); and (iii) Alamos is provided with prompt and similar access to such information (unless such information was previously provided to Alamos).
(e)    Argonaut shall ensure that the Representatives are aware of the provisions of this Section 6.1, and Argonaut shall be responsible for any breach of this Section 6.1 by the Representatives.
6.2    Notice of Superior Proposal Determination

(a)    Argonaut and the Argonaut Board shall not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement contemplated by subsection 6.1(d) hereof), unless:

(i)    the Argonaut Meeting has not occurred;
(ii)    the Person making the Superior Proposal is not restricted from making such Superior Proposal pursuant to an existing confidentiality, non-disclosure, standstill or other similar restriction;
(iii)    Argonaut has complied with its obligations under Section 6.1 and the other provisions of this Article 6;
(iv)    such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Argonaut completes the Arrangement or any similar other transaction with Alamos or any of its affiliates agreed prior to any termination of this Agreement;
(v)    Argonaut has provided Alamos with written notice promptly following the Argonaut Board’s determination, that (x) the Argonaut Acquisition Proposal constitutes a Superior Proposal and (y) the Argonaut Board intends to accept, approve, recommend or enter into any agreement with respect to such Superior Proposal and a period (the “Response Period”) of five Business Days has elapsed from the date that is the later of: (x) the date on which Alamos receives such written notice; and (y) the date Alamos receives from Argonaut a copy of the Argonaut Acquisition Proposal (together with a copy of such agreement and any ancillary agreements) which the Argonaut Board has determined is a Superior Proposal; and
(vi)    this Agreement is terminated pursuant to subsection 7.2(h).
(b)    During the Response Period, Alamos shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement. During the Response Period, Argonaut shall negotiate with Alamos in good faith and in a manner consistent with the fiduciary duties of the Argonaut Board. The Argonaut Board shall review any proposal by Alamos to amend the terms of this Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Argonaut Board, whether the proposed amendment by Alamos upon acceptance by Argonaut would result in the Argonaut Acquisition Proposal not being a Superior Proposal. If the Argonaut Board so determines, Argonaut shall enter into an amended agreement with Alamos reflecting the amended proposal of Alamos and will promptly reaffirm its recommendation of the Arrangement, as amended.
(c)    Argonaut acknowledges and agrees that each successive modification of any Argonaut Acquisition Proposal shall constitute a new Argonaut Acquisition Proposal for the purposes of this Section 6.2 and Alamos shall be afforded a new Response Period and the rights afforded in this Section 6.2 shall apply in respect of each such Argonaut Acquisition Proposal.
(d)    The Argonaut Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (i) the Argonaut Board determines any Argonaut Acquisition Proposal is not a Superior Proposal; or (ii) the Argonaut Board determines that a proposed amendment to the terms of the Arrangement would result in the Argonaut Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Alamos has so amended the terms of the Arrangement. Alamos and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Argonaut, acting reasonably.
(e)    If the Argonaut Circular has been sent to Argonaut Shareholders prior to the expiry of the Response Period and, during such period, Alamos requests in writing that the Argonaut Meeting proceed, Argonaut shall continue to take all reasonable steps necessary to hold the Argonaut Meeting and to cause the Arrangement to be voted on at the Argonaut Meeting.
(f)    If a Response Period would not terminate before the date fixed for the Argonaut Meeting, Argonaut shall adjourn or postpone the Argonaut Meeting to a date that is at least five Business Days and not more than 10 Business Days after the expiration of the applicable Response Period.

6.3    Argonaut Termination Payment Event
In the event that:
(a)    this Agreement is terminated by Alamos pursuant to subsection 7.2(b) as a result of Argonaut’s failure to satisfy the condition precedent in favour of Alamos contained in subsection 5.3(a);
(b)    this Agreement is terminated by either Alamos or Argonaut pursuant to subsection 7.2(f) or 7.2(g) hereof and an Argonaut Acquisition Proposal shall have been made to Argonaut and made known to Argonaut Shareholders generally or shall have been made directly to Argonaut Shareholders generally or any Person shall have publicly announced an intention to make an Argonaut Acquisition Proposal in respect of Argonaut (a “Pending Acquisition Proposal”) and such Pending Acquisition Proposal or announced intention shall have been made and not have been publicly withdrawn prior to the Argonaut Meeting and, thereafter, the Argonaut Shareholders do not approve the Arrangement Resolution at the Argonaut Meeting, and Argonaut completes an Argonaut Acquisition Proposal with the Person who made the Pending Acquisition Proposal within twelve (12) months following the termination of this Agreement; or
(c)    this Agreement is terminated by Argonaut pursuant to subsection 7.2(h);
then (i) Argonaut shall pay to Alamos in the circumstance set forth in subsection 6.3(a), at the time of the termination of this Agreement an amount in cash equal to $10,000,000 (the “Adjusted Argonaut Termination Payment”), and (ii) in the circumstances set forth in subsection 6.3(b) or subsection 6.3(c), within one day following the completion of such Argonaut Acquisition Proposal, an amount in cash equal to $20,000,000 (the “Argonaut Termination Payment”), in immediately available funds. Argonaut shall not be obligated to make more than one payment pursuant to this Section 6.3. Argonaut hereby acknowledges that the Adjusted Argonaut Termination Payment or the Argonaut Termination Payment, as applicable, is a payment of liquidated damages which are a genuine pre-estimate of the damages which Alamos will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Argonaut hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Adjusted Argonaut Termination Payment or the Argonaut Termination Payment, as applicable, by Argonaut, Alamos shall have no further claim against Argonaut in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Alamos from seeking injunctive relief to restrain any breach or threatened breach by Alamos of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.
6.4    Alamos Termination Payment Event
In the event that this Agreement is terminated by Argonaut pursuant to subsection 7.2(c) hereof, Alamos shall pay to Argonaut, in consideration for the disposition of Argonaut’s rights under this Agreement, at the time of the termination of this Agreement, an amount in cash equal to the reasonable and documented out-of-pocket costs and expenses incurred by Argonaut with respect to the Arrangement as at the time of termination of this Agreement up to an aggregate maximum amount of $750,000 exclusive of taxes and disbursements (the “Alamos Termination Payment”), in immediately available funds. Alamos shall not be obligated to make more than one payment pursuant to this Section 6.4. Other than payment of the Alamos Termination Payment by Alamos, Argonaut shall have no Claim against Alamos in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Argonaut from seeking injunctive relief to restrain any breach or threatened breach by Alamos of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.
6.5    Compliance with Disclosure Obligations
Nothing contained in Section 6.1 and 6.2 shall prohibit Argonaut from responding through a directors’ circular or otherwise as required by applicable securities Laws to an unsolicited Argonaut Acquisition Proposal that the Argonaut Board determines is not a Superior Proposal.
ARTICLE 7
AMENDMENT AND TERMINATION
7.1    Amendment
This Agreement may, at any time and from time to time, be amended by mutual written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Argonaut Shareholders and any such amendment may, without limitation:
(a)    change the time for the performance of any of the obligations or acts of either of the Parties;
(b)    waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)    waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and
(d)    waive compliance with or modify any condition herein contained;
provided, however, that notwithstanding the foregoing, following the Argonaut Meeting, except as provided in Section 4.7, the Alamos Exchange Ratio, Argonaut Arrangement Share Exchange Ratio and the New Argonaut Exchange Ratio shall not be amended without the approval of the Argonaut Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order (with the consent of both Alamos and Argonaut, each acting reasonably), but in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Sections 5.1, 5.2, 5.3, 6.3, 6.4 and Article 7 hereof shall remain unaffected.

7.2    Termination
This Agreement may be terminated at any time prior to the Effective Date:
(a)    by the mutual written consent of Alamos and Argonaut, duly authorized by the board of directors of each;
(b)    subject to Section 5.4, by Alamos if Alamos is not in material breach of its obligations under this Agreement and Argonaut breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.1, 5.2 or 5.3;
(c)    subject to Section 5.4, by Argonaut if Argonaut is not in material breach of its obligations under this Agreement and Alamos breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.1, 5.2 or 5.3;
(d)    by Alamos if a Argonaut Acquisition Proposal has been made or proposed and the Argonaut Board: (i) shall have made a Change in Recommendation, or (ii) except as permitted under subsection 6.1(a)(iii), shall have failed, after being requested by Alamos in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five Business Days or one day prior to the Argonaut Meeting if sooner) after receipt of such written request from Alamos, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with subsection 6.1(d) hereof) in respect of any Argonaut Acquisition Proposal;
(e)    by Alamos if Argonaut shall have failed to hold the Argonaut Meeting by June 21, 2024 (or such later date as may be consented to in writing by Alamos), unless such failure results from an adjournment or postponement of such meeting due to Argonaut’s obligation to adjourn or postpone the meeting in the circumstances described in subsection 4.1(c), Section 5.4 or subsection 6.2(f);
(f)    by either Alamos or Argonaut if the Argonaut Meeting shall have been held and completed and the Arrangement Resolution shall not have been approved by the Argonaut Shareholders;
(g)    by either Alamos or Argonaut if the Arrangement shall not have been completed by the Completion Deadline; provided, however, that the failure of the Arrangement to be so completed is not the result of the breach of a representation, warranty or covenant by the Party seeking to terminate this Agreement; and
(h)    by Argonaut if Argonaut proposes to enter into any agreement, arrangement or understanding in respect of a Superior Proposal in compliance with Sections 6.1 and 6.2 hereof, provided that Argonaut has paid the Argonaut Termination Payment to Alamos;

provided that any termination by a Party hereto in accordance with paragraphs (b) to (h) above shall be made by such Party delivering written notice thereof to the other Party hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right, and in all cases such termination shall be subject to the provisions of subsections 6.3 and 6.4 hereof, as applicable.
7.3    Effect of Termination
In the event of termination of this Agreement by either Alamos or Argonaut as provided in Section 7.2, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of Alamos or Argonaut or their respective officers or directors under the Transaction Documents, except that:
(a)    the provisions of Section 6.3, Section 6.4, Section 8.1, Section 8.2, Section 8.3, Section 8.4, Section 8.5, Section 8.7, Section 8.10 and this Section 7.3 shall remain in full force and effect and shall survive any such termination; and
(b)    each of Alamos and Argonaut shall be released and relieved from any and all Liability arising from breach of any of their representations, warranties, covenants, or agreements as set forth in the Transaction Documents save and except as provided in Section 6.3 or Section 6.4 hereof, as the case may be.
ARTICLE 8
GENERAL
8.1    Notices
Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by facsimile or by electronic mail to the following address or numbers or to such other address or number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile or by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the Parties hereto shall be as follows:
(a)    if to Argonaut:
Argonaut Gold Inc.
200 Bay Street, Suite 1302
Royal Bank Plaza, South Tower
Toronto, ON
M5J 2J3
Attention:     Richard Young, Chief Executive Officer
E-mail:        [redacted – personal information]
with a copy (which shall not constitute notice) to:
Bennett Jones LLP
3400 One First Canadian Place
P.O. Box 130
Toronto, Ontario
M5X 1A4

Attention:     Sander Grieve
E-mail:        GrieveS@bennettjones.com
(b)    if to Alamos:
Alamos Gold Inc.
181 Bay St., Suite 3910
Toronto, ON
M5J 2T3
Attention:    General Counsel
E-mail:        [redacted – personal information]
with a copy (which shall not constitute notice) to:
Torys LLP
79 Wellington St. West
Suite 3000, P.O. Box 270, TD Centre
Toronto, ON
M5K 1N2
Attention:    Kevin Morris; Braden Jebson
E-mail:        kmorris@torys.com; bjebson@torys.com

8.2    Remedies
The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party and that such breach may cause the non-breaching Party hereto irreparable harm. Accordingly, the Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Alamos (if Argonaut is the breaching party) or Argonaut (if Alamos is the breaching party) will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof, including Section 6.1 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.
8.3    Expenses
Other than as set out in Sections 6.3 and 6.4, the Parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the Argonaut Meeting and the preparation and mailing of the Argonaut Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.3 shall survive the termination of this Agreement.
8.4    Time of the Essence
Time shall be of the essence in this Agreement.
8.5    Entire Agreement
This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof, including without limitation the letter of intent between the Parties dated December 8, 2023. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.
8.6    Further Assurances
Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement, all in accordance with the terms and conditions hereof.

8.7    Governing Law
This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.
8.8    Execution in Counterparts
This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail or facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.
8.9    Waiver
No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.
8.10    No Personal Liability
(a)    No director or officer of Alamos shall have any personal Liability whatsoever (other than in the case of fraud or willful misconduct) to Argonaut under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Alamos.
(b)    No director or officer of Argonaut shall have any personal Liability whatsoever (other than in the case of fraud or willful misconduct) to Alamos under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Argonaut.
8.11    Enurement and Assignment
This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.
<Remainder of Page Intentionally Left Blank>

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

ALAMOS GOLD INC.
By:	/s/ Greg Fisher
Name: Greg Fisher Title: Chief Financial Officer

ARGONAUT GOLD INC.
By:	/s/ Richard Young
Name: Richard Young Title: Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT
See attached.

PLAN OF ARRANGEMENT
respecting
ARGONAUT GOLD INC.
made pursuant to
Section 182 of the Business Corporations Act (Ontario)
ARTICLE 1
INTERPRETATION
1.1    Definitions
In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:
“3(a)(10) Securities” means, one or more of, as applicable, the Argonaut Class A Shares, the New Argonaut Shares, the Alamos Shares, the Argonaut Class A Options, the New Argonaut Options and the Alamos Replacement Options, in each case issuable to Argonaut Securityholders pursuant to the Arrangement;
“Alamos” means Alamos Gold Inc., a company existing under the OBCA;
“Alamos Exchange Ratio” means 0.0185;
“Alamos Replacement Option” shall have the meaning ascribed thereto in Section 2.3(k);
“Alamos Shares” means the Class A common shares in the capital of Alamos, as currently constituted;
“Argonaut” means Argonaut Gold Inc., a company existing under the OBCA;
“Argonaut Circular” means the notice of the Argonaut Meeting to be sent to Argonaut Shareholders and the management information circular to be prepared in connection with the Argonaut Meeting, together with any amendments thereto or supplements thereof, and any other information circular or proxy statement which may be prepared in connection with the Argonaut Meeting;
“Argonaut Class A Option” shall have the meaning ascribed thereto in Section 2.3(h)(i);
“Argonaut Class A Shares” means the Class A common shares in the capital of Argonaut to be created in accordance with this Plan of Arrangement, which shall have attached thereto the right to vote at all meetings of Argonaut Shareholders, the right to dividends as and when declared by the Argonaut Board and the right to participate in the remaining assets of Argonaut upon a winding-up of Argonaut, all as more specifically set out in a Schedule to be appended to this Plan of Arrangement prior to the mailing of the Argonaut Circular to Argonaut Shareholders in connection with the Argonaut Meeting;
“Argonaut Contributed Assets” shall have the meaning ascribed thereto in the New Argonaut Contribution Agreement;
“Argonaut DSUs” means deferred share units granted under, or governed by, the Argonaut Incentive Plan;
“Argonaut Incentive Plan” means the amended and restated share incentive plan of Argonaut, most recently approved by the Argonaut Shareholders on May 5, 2023;
“Argonaut Meeting” means the special meeting, including any adjournments or postponements thereof, of the Argonaut Shareholders to be held to consider, among other things, and, if deemed advisable, to approve, the Arrangement Resolution;
“Argonaut Option” means a stock option issued pursuant to, or governed by, the Argonaut Incentive Plan, each of which entitles the holder to purchase one (1) Argonaut Share;
“Argonaut Portion” means the quotient obtained when (i) the Fair Market Value of an Argonaut Class A Share, is divided by (ii) the Fair Market Value of an Argonaut Share;
“Argonaut PSUs” means performance share units granted under, or governed by, the Argonaut Incentive Plan;
“Argonaut RSUs” means restricted share units granted under, or governed by, the Argonaut Incentive Plan;
“Argonaut Securities” means, collectively, the Argonaut Shares, Argonaut Options, Argonaut DSUs, Argonaut PSUs and Argonaut RSUs;
“Argonaut Securityholders” means, at any particular time, the holders of Argonaut Securities at such time;
“Argonaut Shareholders” means, at any particular time, the holders of Argonaut Shares at such time;
“Argonaut Shares” means the common shares in the capital of Argonaut, as constituted immediately prior to the Effective Time;
“Arrangement” means the arrangement under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made (i) in accordance with the Arrangement Agreement or Article 5; (ii) at the direction of the Court either in the Interim Order or the Final Order (with the consent of both of Alamos and Argonaut, each acting reasonably); or (iii) with the consent of both Alamos and Argonaut, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated as of March 27, 2024 between Alamos and Argonaut, together with the schedules attached thereto, as amended, amended and restated or supplemented from time to time in accordance therewith prior to the Effective Date, providing for, among other things, the Arrangement;
“Arrangement Resolution” means the special resolution of the Argonaut Shareholders approving this Plan of Arrangement substantially in the form attached as a Schedule to the Arrangement Agreement;
“Articles of Arrangement” means the articles of arrangement of Argonaut in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall be in form and substance satisfactory to Alamos and Argonaut, each acting reasonably;
“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or New York City, New York;
“CBCA” means the Canada Business Corporations Act, as amended;
“Certificate of Arrangement” means the certificate of arrangement giving effect to the Arrangement, issued pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;
“Consideration” means the consideration which holders of Argonaut Shares (including, for greater certainty, Argonaut Shares issued to holders of Argonaut DSUs, Argonaut PSUs and Argonaut RSUs pursuant to Section 2.3), but excluding any Argonaut Shares held by Dissenting Shareholders that are transferred to Argonaut pursuant to Section 2.3(a), are ultimately entitled to receive pursuant to this Plan of Arrangement;
“Court” means the Ontario Superior Court of Justice (Commercial List);
“Depositary” means any trust company, bank or other financial institution agreed to in writing by Alamos and Argonaut for the purpose of, among other things, exchanging certificates representing Argonaut Shares for the Consideration in connection with the Arrangement;
“Designated Merger Survivor” means the Merger Subsidiary that is designated by Argonaut in writing prior to the Merger Effective Time as being the entity that will survive the merger contemplated by Section 2.2(a);
“Director” means the Director appointed pursuant to section 278 of the OBCA;
“Dissent Notice” shall have the meaning ascribed thereto in Section 3.1;
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Article 3;

“Dissenting Shareholder” means a registered holder of Argonaut Shares who has validly exercised Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as of the Effective Time, but only in respect of the Argonaut Shares in respect of which Dissent Rights are validly exercised by such holder;
“DRS Advice” means a Direct Registration System (DRS) advice;
“Effective Date” means the date upon which the Arrangement becomes effective, as established by the date shown on the Certificate of Arrangement;
“Effective Time” means 3:01 a.m. (Toronto time) on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date;
“Fair Market Value” with reference to:
(a)    an Alamos Share, means the closing price of the Alamos Shares on the TSX on the last trading day immediately prior to the Effective Date;
(b)    an Argonaut Share, means the closing price of the Argonaut Shares on the TSX on the last trading day immediately prior to the Effective Date;
(c)    an Argonaut Class A Share, means the amount obtained when (i) the Fair Market Value of an Alamos Share, is multiplied by (ii) the Alamos Exchange Ratio; and
(d)    a New Argonaut Share, means the quotient obtained when (i) the amount by which (A) the Fair Market Value of an Argonaut Share, exceeds (B) the Fair Market Value of an Argonaut Class A Share, is divided by (ii) the New Argonaut Exchange Ratio;
“Final Order” means the final order made after application to the Court, and after being informed of the intention to rely upon the exemption from registration pursuant to the Section 3(a)(10) Exemption in connection with the issuance of 3(a)(10) Securities in the United States, to approve the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date (with the consent of both Alamos and Argonaut, each acting reasonably) or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of both Alamos and Argonaut, each acting reasonably) on appeal;
“Fractional New Argonaut Share” means a portion of a New Argonaut Share equal to the New Argonaut Exchange Ratio;
“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including, but not limited to, the Toronto Stock Exchange, the New York Stock Exchange or the TSX Venture Exchange;
“Interim Order” means the interim order made after application to the Court, containing declarations and directions in respect of the notice to be given in respect of, and the conduct of, the Argonaut Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of both Alamos and Argonaut, each acting reasonably);
“In-the-Money Amount” means in respect of an option at any time, the amount, if any, by which the aggregate Fair Market Value, at that time, of the shares subject to the option exceeds the aggregate exercise price under the option;
“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;
“Letter of Transmittal” means the Letter of Transmittal for use by Argonaut Shareholders, in the form accompanying the Argonaut Circular;
“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;
“Merger Effective Time” means the time at which the merger of the Merger Subsidiaries contemplated by Section 2.2(a) becomes effective;
“Merger Subsidiaries” means, collectively, the following wholly-owned subsidiaries of Argonaut: Alio Gold Inc., Castle Gold Corporation, Pediment Gold Corp. and San Anton Resource Corporation, and “Merger Subsidiary” means any one of them;
“New Argonaut” means the Designated Merger Survivor, to be renamed Argonaut Gold Inc. or such other name determined by Argonaut prior to the Effective Time;
“New Argonaut Consideration Shares” shall have the meaning ascribed thereto in the New Argonaut Contribution Agreement;
“New Argonaut Contribution Agreement” shall have the meaning ascribed thereto in the Arrangement Agreement;

“New Argonaut Exchange Ratio” means one-tenth (0.1) of a New Argonaut Share for each Argonaut Share;
“New Argonaut Option” shall have the meaning ascribed thereto in Section 2.3(h)(ii);
“New Argonaut Option Plan” means the stock option plan of New Argonaut providing for the issuance of New Argonaut Options, in form and substance satisfactory to Argonaut, New Argonaut and Alamos, acting reasonably, and in compliance with all applicable Laws, which shall be considered and approved by the Argonaut Shareholders at the Argonaut Meeting;
“New Argonaut Portion” means the amount by which (i) one, exceeds (ii) the Argonaut Portion;
“New Argonaut Shares” means the common shares in the capital of New Argonaut;
“OBCA” means the Business Corporations Act (Ontario);
“paid-up capital” shall have the meaning ascribed thereto in subsection 89(1) of the Tax Act;
“Party” means Alamos or Argonaut, as applicable herein;
“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement” means this plan of arrangement proposed under section 182 of the OBCA, and any amendments or variations thereto made: (i) in accordance with the Arrangement Agreement or Article 5; (ii) at the direction of the Court either in the Interim Order or the Final Order (with the consent of both of Alamos and Argonaut, each acting reasonably); or (iii) with the consent of both Alamos and Argonaut, each acting reasonably;
“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time; and
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.
Any capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Arrangement Agreement.
1.2    Sections and Headings
The division of this Plan of Arrangement into sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of this Plan of

Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to a Section or a Schedule refers to the specified section of, or schedule to, this Plan of Arrangement.
1.3    Number and Gender
In this Plan of Arrangement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.
1.4    Date for any Action
If the date on which any action is required to be taken hereunder by any Party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.
1.5    Time
Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in any letter of transmittal contemplated herein are local time (Toronto, Ontario) unless otherwise stipulated herein or therein.
1.6    Statutory Reference
Any reference in this Plan of Arrangement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
1.7    Currency
Unless otherwise stated, all references in this Plan of Arrangement to amounts of money are expressed in lawful money of Canada.
ARTICLE 2
ARRANGEMENT
2.1    Binding Effect
This Plan of Arrangement is made pursuant to the provisions of the Arrangement Agreement and constitutes an arrangement as referred to in section 182 of the OBCA. The Arrangement will become effective at, and be binding at and after, the Effective Time on: (i) Alamos; (ii) Argonaut; (iii) New Argonaut; (iv) all holders of Argonaut Securities; (v) all holders of any security into which the Argonaut Securities may be exercised, exchanged or otherwise converted, whether directly or indirectly, pursuant to Section 2.3, including Alamos Replacement Options and New Argonaut Options; and (vii) the Depositary.

2.2    Preliminary Steps Prior to the Arrangement
Prior to the Effective Time, Argonaut shall have taken all necessary steps to cause, and shall have caused:
(a)    the Merger Subsidiaries to be merged by way of a plan of arrangement under the CBCA to form New Argonaut, pursuant to which the Merger Subsidiaries shall merge with the same effect as if they were amalgamated under the CBCA except that (i) the separate legal existence of the Designated Merger Survivor will not cease and the Designated Merger Survivor will survive the merger, and (ii) the separate legal existence of each of the Merger Subsidiaries other than the Designated Merger Survivor will cease without being liquidated or wound-up; and
(b)    the number of issued and outstanding New Argonaut Shares immediately prior to the Effective Time, together with the number of New Argonaut Consideration Shares to be issued by New Argonaut to Argonaut pursuant to the New Argonaut Contribution Agreement, to be equal to the aggregate number of New Argonaut Shares to be issued to the holders of Argonaut Shares pursuant to Section 2.3(i).
2.3    Arrangement
Commencing at the Effective Time, the following steps or transactions shall, unless specifically provided otherwise in this Section 2.3, occur and shall be deemed to occur in the following order as set out below without any further authorization, act or formality, in each case at one-minute intervals starting at the Effective Time:
(a)    each Argonaut Share held by a Dissenting Shareholder shall be, and shall be deemed to be, transferred (free and clear of all Liens) by the holder thereof, without any further act or formality on its part, to Argonaut for cancellation, and in consideration therefor such Dissenting Shareholder shall have a debt-claim to be paid the aggregate fair value of such Argonaut Shares as determined pursuant to Section 3.1, and, in respect of the Argonaut Shares so transferred:

(i)    each such Dissenting Shareholder shall cease to be the holder of such Argonaut Shares and to have any rights as Argonaut Shareholders other than the right to be paid the fair value for such Argonaut Shares as set out in Section 3.1;
(ii)    the name of each such Dissenting Shareholder shall be removed as an Argonaut Shareholder from the registers of Argonaut Shareholders maintained by or on behalf of Argonaut;
(iii)    each such Dissenting Shareholder shall have been deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Argonaut Shares to Argonaut;

(iv)    such Argonaut Shares so transferred to Argonaut shall thereupon be cancelled by Argonaut and the registers of Argonaut Shareholders maintained by or on behalf of Argonaut shall be revised accordingly; and
(v)    the stated capital account maintained by Argonaut in respect of the Argonaut Shares shall be reduced by an amount equal to the product obtained when (i) the amount of the stated capital account in respect of the Argonaut Shares immediate prior to the Effective Time, is multiplied by (ii) a fraction, the numerator of which is the number of Argonaut Shares transferred and cancelled pursuant to this Section 2.3(a) and the denominator of which is the number of Argonaut Shares outstanding immediately prior to the Effective Time;
(b)    the transactions contemplated by the New Argonaut Contribution Agreement shall become effective, and pursuant thereto Argonaut shall transfer, assign and convey to New Argonaut the Argonaut Contributed Assets and New Argonaut shall accept and assume the New Argonaut Liabilities and issue to Argonaut the New Argonaut Consideration Shares, and Argonaut shall be entered into the register of New Argonaut Shares maintained by or on behalf of New Argonaut as the registered owner of such New Argonaut Consideration Shares;
(c)    each outstanding Argonaut RSU that has vested prior to the Effective Time shall be redeemed and cancelled, and in consideration Argonaut shall allot and issue from treasury to the holders of such redeemed Argonaut RSUs such number of fully-paid Argonaut Shares as are due to such holders under the terms of the Argonaut Incentive Plan (less any amounts withheld in accordance with this Plan of Arrangement);
(d)    each holder of an Argonaut DSU shall resign from, and shall be deemed to have immediately resigned from, the Argonaut Board and the board of directors of any affiliate of Argonaut;
(e)    following the resignation of the holders of Argonaut DSUs in accordance with Section 2.3(d), all of the issued and outstanding Argonaut DSUs shall immediately vest, and upon such vesting shall immediately be redeemed and cancelled, and in consideration Argonaut shall allot and issue from treasury to each holder of Argonaut DSUs such number of fully-paid Argonaut Shares as are due to such holder under the terms of the Argonaut Incentive Plan (less any amounts withheld in accordance with this Plan of Arrangement);
(f)    the authorized share capital of Argonaut shall be amended by the creation of an unlimited number of Argonaut Class A Shares, of which an unlimited number of shares may be issued, and the articles of Argonaut shall be deemed to be amended accordingly;
(g)    the New Argonaut Option Plan shall come into force;

(h)    each holder of an issued and outstanding Argonaut Option shall simultaneously:
(i)    dispose of, and be deemed to have disposed of, the Argonaut Portion of such Argonaut Option to Argonaut (free and clear of all Liens), and as the sole consideration therefor Argonaut will grant to such holder an option to purchase one (1) Argonaut Class A Share (an “Argonaut Class A Option”), which Argonaut Class A Option will (A) have an exercise price equal to the product obtained when the exercise price payable to acquire an Argonaut Share under such Argonaut Option is multiplied by the Argonaut Portion (provided that the aggregate exercise price payable on any particular exercise of Argonaut Class A Options shall be rounded up to the nearest whole cent), and (B) otherwise shall have the same terms and conditions, including with respect to expiry and manner of exercising, as such Argonaut Option (except that the term to expiry of any Argonaut Class A Option shall not be affected by a holder thereof ceasing to be an employee, consultant, officer or director of Argonaut), and any document evidencing such Argonaut Option shall thereafter evidence and be deemed to evidence such Argonaut Class A Option; and

(ii)    dispose of, and be deemed to have disposed of, the New Argonaut Portion of such Argonaut Option to New Argonaut (free and clear of all Liens), and as the sole consideration therefor New Argonaut will grant to such holder an option, pursuant to the New Argonaut Option Plan, to purchase a Fractional New Argonaut Share (a “New Argonaut Option”), which New Argonaut Option will (A) have an exercise price for such Fractional New Argonaut Share equal to the product obtained when the exercise payable to acquire an Argonaut Share under such Argonaut Option is multiplied by the New Argonaut Portion (provided that the aggregate exercise price payable on any particular exercise of Argonaut Class A Options shall be rounded up to the nearest whole cent), (B) have the same expiry date as the expiry date of such Argonaut Option, and (C) otherwise be subject to the terms and conditions, including with respect to manner of exercising, set out in the New Argonaut Option Plan (except that the term to expiry of any Argonaut Class A Option shall not be affected by a holder thereof ceasing to be an employee, consultant, officer or director of New Argonaut).
It is intended that subsection 7(1.4) of the Tax Act apply to the disposition and exchange of Argonaut Options pursuant to this Section 2.3(h). Accordingly, and notwithstanding clauses (i) and (ii) above, the exercise price of an Argonaut Class A Option or a New Argonaut Option, as the case may be, shall be adjusted as necessary to ensure that the aggregate In-the-Money Amount of the Argonaut Class A Option and New Argonaut Option immediately after the exchange does not exceed the In-the-Money Amount of the Argonaut Option immediately before the exchange;

(i)    Argonaut shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, pursuant to which each outstanding Argonaut Share (including, for the avoidance of doubt, any Argonaut Shares issued to holders of Argonaut RSUs, Argonaut PSUs and Argonaut DSUs pursuant to Section 2.3, but excluding any Argonaut Shares that are cancelled pursuant to Section 2.3(a)) shall be, and shall be deemed to be, transferred to Argonaut (free and clear of any Liens) in exchange for one (1) Argonaut Class A Share and a Fractional New Argonaut Share, and such Argonaut Shares shall thereupon be cancelled, and:
(i)    the holders of such Argonaut Shares shall cease to be the holders thereof and to have any rights or privileges as holders of such Argonaut Shares;

(ii)    such holders’ names shall be removed from the register of the Argonaut Shares maintained by or on behalf of Argonaut;

(iii)    each Argonaut Shareholder shall be deemed to be the holder of the Argonaut Class A Shares and New Argonaut Shares (in each case, free and clear of any Liens) received in exchange for their Argonaut Shares and shall be entered in the register of Argonaut or New Argonaut, as the case may be, as the registered holder thereof; and

(iv)    the stated capital account maintained by Argonaut in respect of the Argonaut Shares shall be reduced to nil, and there shall be added to the stated capital account maintained by Argonaut in respect of the Argonaut Class A Shares, the amount by which (A) the paid-up capital in respect of the Argonaut Shares immediately prior to the exchange in this Section 2.3(i) exceeds the Fair Market Value of the New Argonaut Shares distributed by Argonaut to the Argonaut Shareholders on such exchange;
(j)    each outstanding Argonaut Class A Share (other than Argonaut Class A Shares held by Alamos or any affiliate thereof) shall, without further act or formality by or on behalf of a holder of Argonaut Class A Shares, be irrevocably assigned and transferred by the holder thereof to Alamos (free and clear of all Liens) in exchange for 0.0185 of an Alamos Share for each Argonaut Class A Share held, and:

(i)    the holders of such Argonaut Class A Shares shall cease to be the holders thereof and to have any rights as holders of such Argonaut Class A Shares other than the right to receive 0.0185 of an Alamos Share per Argonaut Class A Share in accordance with this Plan of Arrangement;
(ii)    such holders’ name shall be removed from the register of the Argonaut Class A Shares maintained by or on behalf of Argonaut;
(iii)    Alamos shall be deemed to be the transferee and the legal and beneficial holder of such Argonaut Class A Shares (free and clear of all Liens) and shall be entered as the registered holder of such Argonaut Class A Shares in the register of the Argonaut Class A Shares maintained by or on behalf of Argonaut; and
(iv)    each former holder of such exchanged Argonaut Class A Shares shall be entered in the register of the Alamos Shares maintained by or on behalf of Alamos as the registered holder of the Alamos Shares which such holder is entitled to receive pursuant to this Section 2.3(j);
(k)    each holder of an Argonaut Class A Option shall dispose of, and be deemed to have disposed of, such Argonaut Class A Option to Alamos (free and clear of all Liens), and as the sole consideration therefor Alamos will grant to such holder an option (each, an “Alamos Replacement Option”) to purchase from Alamos 0.0185 of an Alamos Share (provided that if the foregoing would result in the issuance of a fraction of an Alamos Share on any particular exercise of Alamos Replacement Options in the aggregate, then the number of Alamos Shares otherwise issuable shall be rounded down to the nearest whole number of Alamos Shares). Such Alamos Replacement Option shall provide for an exercise price per whole Alamos Share (rounded up to the nearest whole cent) equal to the quotient obtained when (i) the exercise price that would otherwise be payable to acquire an Argonaut Class A Share pursuant to the Argonaut Class A Option it replaces, is divided by (ii) the Alamos Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Alamos Replacement Options shall be rounded up to the nearest whole cent). All terms and conditions of an Alamos Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Argonaut Class A Option for which it was exchanged (except that the term to expiry of any Alamos Replacement Option shall not be affected by a holder of Alamos Replacement Options not becoming, or ceasing to be, an employee, consultant, officer or director of Argonaut or Alamos, as the case may be), and any document evidencing an Argonaut Class A Option shall thereafter evidence and be deemed to evidence such Alamos Replacement Option. It is intended that subsection 7(1.4) of the Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, the exercise price of an Alamos Replacement Option shall be adjusted as necessary to ensure that the In-the-Money Amount of the Alamos Replacement Option immediately after the exchange does not exceed the In-the-Money Amount of the Argonaut Class A Option immediately before the exchange;
(l)    each outstanding Argonaut RSU that has not vested prior to the Effective Time shall (i) be adjusted, and be deemed to have been adjusted, pursuant to the Argonaut Incentive Plan, so that on or after the Vesting Date (as defined in the Argonaut Incentive Plan) of such Argonaut RSU the holder of such Argonaut RSU shall be entitled to receive – in lieu of Argonaut Shares, cash, securities or other property or a combination thereof equal in value to an Argonaut Share – a fraction of an Alamos Share, cash, securities or other property or a combination thereof equal in value to the quotient obtained when the Fair Market Value of an Argonaut Share is divided by the Fair Market Value of an Alamos Share, (ii) remain outstanding on the same terms as it had immediately prior to the Effective Time, apart from the adjustment referred to in (i) of this Section 2.3(l), and (iii) continue to be subject to and governed by the Argonaut Incentive Plan; and
(m)    except in relation to holders of unvested Argonaut RSUs, the Argonaut Incentive Plan will terminate and none of (i) the former holders of Argonaut Options, Argonaut Class A Options, Argonaut PSUs or Argonaut DSUs, (ii) the former holders of Argonaut RSUs that have vested prior to the Effective Time, (iii) the Parties or (iv) any of the respective successors or assigns of any of the foregoing shall have any rights, liabilities or obligations in respect of the Argonaut Incentive Plan.
Each of the events listed in this Section 2.3 will be, without affecting the timing set out herein, mutually conditional, such that no event may occur without all steps occurring, and those events will affect the integrated transaction which constitutes the Arrangement.
2.4    U.S. Securities Laws
Notwithstanding any provision herein to the contrary, each of the parties to the Arrangement agree that the Arrangement will be carried out with the intention that 3(a)(10) Securities to be issued in the United States in connection with the Arrangement shall be exempt pursuant to the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereunder and applicable state securities laws.
2.5    Effect of Transfer of New Argonaut Property and Assumption of New Argonaut Liabilities
Upon completion of the merger contemplated in Section 2.2(a) and the associated formation of New Argonaut and the transfer, assignment and conveyance of the Argonaut Contributed Assets by Argonaut to New Argonaut and the assumption by New Argonaut of the New Argonaut Liabilities pursuant to Section 2.3(b), Argonaut will, except as otherwise provided in the New Argonaut Contribution Agreement, the Arrangement Agreement or any document or agreement referred to therein, be released from all debts, liabilities, commitments and obligations of any nature or kind whatsoever (whether matured or unmatured, accrued, fixed, contingent or otherwise) in respect of the New Argonaut Property and the New Argonaut Liabilities.
2.6    Transfers Free and Clear
Any exchange or transfer of securities pursuant to this Plan of Arrangement shall free and clear of any Liens or other claims of third parties of any kind.

2.7    Fully-Paid Shares
All Argonaut Shares, Argonaut Class A Shares, New Argonaut Shares and Alamos Shares issued pursuant to this Plan of Arrangement shall be fully paid and non-assessable and each of Argonaut, New Argonaut and Alamos, as applicable, shall be deemed to have received the full consideration therefor and all non-cash consideration shall have a value that is not less in value than the fair equivalent of the money that Argonaut, New Argonaut and Alamos, as applicable, would have received had such shares been issued for money.
2.8    Articles of Arrangement
Notwithstanding anything to the contrary in the Arrangement Agreement, this Plan of Arrangement or the OBCA, (i) the articles of arrangement in respect of the Arrangement filed by Argonaut, which articles of arrangement shall be in form and substance satisfactory to Alamos and Argonaut, each acting reasonably, shall be deemed to be the Articles of Arrangement of Argonaut for all purposes, including for purposes of the Arrangement Agreement, this Plan of Arrangement, the Arrangement and the OBCA, and (ii) Alamos shall not be required to file any articles of arrangement to give effect to the Arrangement.
ARTICLE 3
RIGHTS OF DISSENT

3.1    Rights of Dissent for Argonaut Shareholders
Argonaut Shareholders may exercise rights of dissent with respect to the Argonaut Shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 in connection with the Arrangement Resolution; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA (a “Dissent Notice”) must be received by Argonaut not later than 5:00 p.m. (Toronto time) on the Business Day immediately preceding the Argonaut Meeting. Argonaut Shareholders who duly and properly exercise such rights of dissent and who:
(a)    are ultimately entitled to be paid fair value for their Argonaut Shares (i) shall be deemed to have transferred the Argonaut Shares with respect to which such Argonaut Shareholders exercised rights of dissent to Argonaut in accordance with Section 2.3(a), and (ii) shall be entitled to be paid by Argonaut such fair value and will not be entitled to any other payment or consideration to which such Argonaut Shareholders would have been entitled under the Arrangement had such Argonaut Shareholders not exercised dissent rights in respect of Argonaut Shares; or
(b)    are ultimately not entitled, for any reason, to be paid fair value for their Argonaut Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Argonaut Shares, but in no case shall Argonaut or any other Person be required to recognize such Argonaut Shareholders as holders of Argonaut Shares after the Effective Time, and the names of such Argonaut Shareholders shall be removed from the register of holders of Argonaut Shares at the Effective Time.
ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1    Letter of Transmittal
The Depositary shall forward to each former registered Argonaut Shareholder, at the address of such former Argonaut Shareholder as it appears on the former register for the Argonaut Shares, a Letter of Transmittal and instructions for obtaining delivery of the certificates, DRS Advices or other evidence of ownership representing the Alamos Shares and the New Argonaut Shares that will be transferred to such former Argonaut Shareholder pursuant to the Arrangement.
4.2    Delivery of Alamos Shares and New Argonaut Shares to Depositary
Following the receipt of the Final Order and prior to the Effective Date, Alamos and New Argonaut shall deliver or arrange to be delivered to the Depositary certificates (or electronic deposit) representing the Alamos Shares and the New Argonaut Shares to be issued to former Argonaut Shareholders in accordance with the provisions of Section 2.3, which shares shall be held by the Depositary as agent and nominee for such former Argonaut Shareholders for distribution to such former Argonaut Shareholders in accordance with the provisions of this Article 4.
4.3    Argonaut Share Certificates or DRS Advices
Argonaut shall not issue share certificates or DRS Advices representing the Argonaut Class A Shares in replacement for outstanding share certificates or DRS Advices representing the Argonaut Shares, and each certificate or DRS Advice representing the outstanding Argonaut Shares shall (i) following the exchange of Argonaut Shares pursuant to Section 2.3(i) and the exchange of Argonaut Class A Shares pursuant to Section 2.3(j), represent a right to receive the number of New Argonaut Shares and Alamos Shares that the holder of the Argonaut Shares represented by such share certificate or DRS Advice is entitled to receive pursuant to Section 2.3.
4.4    Payment of Consideration

(a)    Upon surrender to the Depositary for cancellation of a certificate or DRS Advice that immediately prior to the Effective Time represented one or more outstanding Argonaut Shares (other than Argonaut Shares in respect of which the holder validly exercised Dissent Rights) that were exchanged pursuant to Section 2.3, together with such other documents and instruments as would have been required to effect the transfer of the Argonaut Shares formerly represented by such certificate or DRS Advice under the OBCA and the articles of Argonaut and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate or DRS Advice shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, (i) a certificate or DRS Advice representing that number (rounded down or up to the nearest whole number in accordance with Section 4.6) of Alamos Shares that the holder is entitled to receive pursuant to Section 2.3, (ii) a certificate or DRS Advice representing that number (rounded down or up to the nearest whole number in accordance with Section 4.6) of New Argonaut Shares that the holder is entitled to receive pursuant to Section 2.3, and (iii) any dividends or distributions, if any, with respect to such Alamos Shares and New Argonaut Shares pursuant to Section 4.5).
(b)    After the Effective Time and until surrendered as contemplated by this Section 4.4, each certificate or DRS Advice which immediately prior to the Effective Time represented Argonaut Shares that were exchanged pursuant to Section 2.3 (other than Argonaut Shares in respect of which the holder validly exercised Dissent Rights) shall be deemed at all times after the completion of the Arrangement steps in Section 2.3 to represent only the right to receive upon such surrender (i) the certificates or DRS Advices representing Alamos Shares and New Argonaut Shares as contemplated by this Section 4.4, and (ii) any dividends or distributions with a record date after the Effective Time theretofore paid or payable with respect to such Alamos Shares and New Argonaut Shares as contemplated by Section 4.5.
(c)    In the event of a transfer of ownership of Argonaut Shares that is not registered in the transfer records of Argonaut, certificates or DRS Advices representing the proper number of Alamos Shares and New Argonaut Shares may be issued to the transferee if the certificate or DRS Advice representing such Argonaut Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.
(d)    No holder of Argonaut Shares, Argonaut Class A Shares, Argonaut Options, Argonaut DSUs, Argonaut PSUs or Argonaut RSUs shall be entitled to receive any consideration with respect to such Argonaut Shares, Argonaut Class A Shares, Argonaut Options, Argonaut DSUs, Argonaut PSUs or Argonaut RSUs, other than any consideration to which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.4 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.
4.5    Distributions with Respect to Unsurrendered Certificates or DRS Advices
No dividends or other distributions declared or made after the Effective Time with respect to Alamos Shares or New Argonaut Shares with a record date after the Effective

Time shall be paid to the holder of any unsurrendered certificate or DRS Advice which, immediately prior to the Effective Time, represented outstanding Argonaut Shares, unless and until the holder of record of such certificate or DRS Advice shall surrender such certificate or DRS Advice in accordance with Section 4.1. Subject to applicable Law, at the time of such surrender of any such certificate or DRS Advice, there shall be paid to the holder of record of the certificates or DRS Advices representing Argonaut Shares, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Alamos Shares and New Argonaut Shares that the holder of such Argonaut Shares is ultimately entitled to receive in accordance with Section 2.3, and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Alamos Share and New Argonaut Shares.
4.6    No Fractional Shares
No certificates or scrip or DRS Advices representing fractional Alamos Shares or fractional New Argonaut Shares shall be issued upon the surrender for exchange of certificates or DRS Advices pursuant to Section 4.4, and no dividend, stock split or other change in the capital structure of Alamos or New Argonaut, as applicable, shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a securityholder of Alamos or New Argonaut, as applicable. The aggregate number of Alamos Shares and aggregate number of New Argonaut Shares, as applicable, to be issued to any Person pursuant to this Plan of Arrangement shall, in each case, be rounded to the nearest whole number of Alamos Shares or New Argonaut Shares, as applicable. For greater certainty, (i) where such fractional interest is greater than or equal to 0.5, the number of Alamos Shares or New Argonaut Shares, as applicable, to be issued will be rounded up to the nearest whole number and, (ii) where such fractional interest is less than 0.5, the number of Alamos Shares or New Argonaut Shares, as applicable, will be rounded down to the nearest whole number. In calculating such fractional interests, all Alamos Shares or New Argonaut Shares, as applicable, registered in the name of, or beneficially held by, a holder of Alamos Shares or New Argonaut Shares, as applicable, or their respective nominee, shall be aggregated.
4.7    Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Argonaut Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates or DRS Advices representing the Alamos Shares and New Argonaut Shares (and any dividends or distributions with respect thereto pursuant to Section 4.5) to which the holder thereof is entitled to pursuant to Section 2.3, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates or DRS Advices representing Alamos Shares or New Argonaut Shares, as applicable, are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to the Depositary and to Alamos or New Argonaut, as applicable, in such sum as Alamos or New Argonaut, as applicable, may direct or otherwise indemnify Alamos, New Argonaut and the Depositary in a manner satisfactory to Alamos, New Argonaut and the Depositary against any claim that may be made against them with respect to the certificate alleged to have been lost, stolen or destroyed.
4.8    Extinction of Rights
Any certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Argonaut Shares and not deposited with all other instruments required by Section 4.4 on or prior to the sixth (6th) anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature as a securityholder of Alamos or New Argonaut. On such date, the Alamos Shares and New Argonaut Shares to which the former holder of the certificate or DRS Advice referred to in the preceding sentence was ultimately entitled, shall be deemed to have been surrendered (i) in the case of Alamos Shares, to Alamos, and (ii) in the case of New Argonaut Shares, to New Argonaut, in each case together with all entitlements to dividends, distributions and interest thereon held for such former registered holder. None of Alamos, Argonaut, New Argonaut or the Depositary shall be liable to any Person in respect of any Alamos Shares or New Argonaut Shares (or dividends, distributions and interest in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
4.9    Withholding Rights
Any Person making a payment pursuant to or in accordance with this Plan of Arrangement (a “Payor”) shall be entitled to deduct or withhold from any amount otherwise payable to any other Person (a “Recipient”) as contemplated under this Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1) or the Arrangement Agreement such amounts as the Payor determines, acting reasonably, is required, or reasonably believes is required, or is permitted to be deducted or withheld with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign Law, in each case as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the Recipient in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity. The Parties, New Argonaut and the Depositary are hereby authorized to withhold and sell, or otherwise require a Recipient to irrevocably direct the sale through a broker and irrevocably direct the broker to pay the proceeds of such sale of, such portion of any share or other security otherwise issuable to the Recipient as is necessary to provide sufficient funds to the Payor to enable it to comply with such deduction or withholding requirement and the Payor shall notify the Recipient and remit the applicable portion of the net proceeds of such sale to the appropriate taxing authority. None of the Parties, New Argonaut or the Depositary shall be liable for any loss arising out of any such sale. Notwithstanding the foregoing, the Parties, New Argonaut and the Depositary shall not withhold securities where the Recipient has made arrangements to timely satisfy any such amounts required or permitted to be deducted or withheld, in advance, to the satisfaction of the Payor.
4.10    Calculations
All amounts of consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01) or to the nearest hundredth of one percent (0.01%), as applicable. All calculations and determinations by Alamos, Argonaut, New Argonaut or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.
ARTICLE 5
AMENDMENTS

5.1    Amendments to Plan of Arrangement

(a)    Alamos and Argonaut may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Alamos and Argonaut in writing, (iii) filed with the Court and, if made following the Argonaut Meeting, approved by the Court and (iv) communicated to Argonaut Shareholders if and as required by the Court.
(b)    Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Alamos or Argonaut at any time prior to the Argonaut Meeting (provided that the other Party shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Argonaut Shareholders voting at the Argonaut Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)    Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Argonaut Meeting shall be effective only if (i) it is consented to in writing by each of Alamos and Argonaut (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by Argonaut Shareholders voting in the manner directed by the Court.
(d)    Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Alamos, provided that it concerns a matter which, in the reasonable opinion of Alamos, is of an administrative nature required to better give effect to the implementation of this

Plan of Arrangement and is not adverse to the economic interest of any former holder of Argonaut Securities, or their successors or assigns.
(e)    This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.
ARTICLE 6
FURTHER ASSURANCES

6.1    Further Assurances
Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.
6.2    Paramountcy
From and after the Effective Time:
(a)    this Plan of Arrangement shall take precedence and priority over any and all rights related to Argonaut Securities (including pursuant to investor rights agreements);
(b)    the rights and obligations of the holders of Argonaut Securities, and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and
(c)    all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any away relating to Argonaut Securities shall be deemed to have been settled, compromised, released and determined without any liability except as set forth herein.
6.3    Termination
This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement. Upon the termination of this Plan of Arrangement pursuant to the Arrangement Agreement, no Party shall have any liability or further obligation to any other Party hereunder other than as set out in the Arrangement Agreement.

SCHEDULE B
FORM OF ARRANGEMENT RESOLUTION
BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:
1.    The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario) (the “OBCA”) involving Argonaut Gold Inc. (the “Company”), as more particularly described and set forth in the management information circular of the Company accompanying the notice of this meeting, as the Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.
2.    The plan of arrangement (the “Plan of Arrangement”) involving the Company, the full text of which is set out as Schedule A to the Arrangement Agreement made as of March 27, 2024 between Alamos Gold Inc. and the Company (the “Arrangement Agreement”), as the Plan of Arrangement may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.
3.    The Arrangement Agreement, and all the transactions contemplated therein, the actions of the directors of the Company in approving the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments thereto in accordance with its terms are hereby ratified and approved.
4.    Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List) (the “Court”), the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.
5.    Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to make application to the Court for an order approving the Arrangement and to execute, under the corporate seal of the Company or otherwise, and to deliver to the Director under the OBCA for filing articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.
6.    Any one director or officer of the Company be and is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
FORM OF LOCK-UP AGREEMENT
See attached.

VOTING AND SUPPORT AGREEMENT
March _____, 2024
Dear Securityholder of Argonaut Gold Inc.,
Re: Acquisition of Argonaut Gold Inc. by Alamos Gold Inc. pursuant to a plan of arrangement
Alamos Gold Inc. (“Alamos”) and Argonaut Gold Inc. (“Argonaut”) are entering into an arrangement agreement on the date hereof, as may be amended from time to time (the “Arrangement Agreement”), providing for, among other things, (i) the acquisition by Alamos of all of the issued and outstanding Argonaut Shares, and (ii) the sale of part of the business of Argonaut to New Argonaut and the distribution of a portion of the proceeds from such sale (being New Argonaut Shares) to all the former holders of Argonaut Shares, by way of a plan of arrangement under Section 182 of the Business Corporations Act (Ontario) (the “OBCA”). Capitalized terms used in this voting and support agreement (this “Agreement”) but not otherwise defined herein shall have the respective meanings ascribed thereto in the Arrangement Agreement.
For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the undersigned securityholder (the “Securityholder” and, together with Alamos, the “Parties” and each individually, a “Party”), the Securityholder agrees as follows:
1.    OWNERSHIP OF SHARES, OPTIONS, AND UNITS
Alamos understands that the Securityholder is the beneficial owner, directly or indirectly, of, or has direction or control over, (i) the number of Argonaut Shares, if any, (ii) the number of options exercisable for Argonaut Shares (the “Options”), if any, (iii) the number of deferred share units of Argonaut (the “DSUs”), if any, (iv) the number of performance share units of Argonaut (the “PSUs”), if any, and (v) the number of restricted share units of Argonaut (the “RSUs”), if any, set forth in the Acceptance by Securityholder (the “Acceptance”) at the end of this Agreement.
2.    THE ARRANGEMENT
Alamos and Argonaut expect to undertake a transaction on the terms and conditions set out in the Arrangement Agreement (the “Proposed Transaction”) pursuant to which, among other things:
(a)    Alamos shall acquire all of the Argonaut Shares by way of a plan of arrangement under Section 182 of the OBCA, in exchange for (i) Alamos Shares, and (ii) New Argonaut Shares, in each case based on the Exchange Ratio;
(b)    Subject to receipt of applicable stock exchange approvals, if any, following the Effective Time, any Argonaut Options, DSUs, PSUs and RSUs that are not exercised or terminated prior to the Effective Time shall be arranged pursuant to the Plan of Arrangement such that (i) the Argonaut Options shall be exchanged for Replacement Options, and (ii) the DSUs, PSUs and RSUs shall be exchanged for Replacement Incentive Units, in each case in accordance with the terms and conditions of the Arrangement Agreement and the Plan of Arrangement; and
(c)    Argonaut shall become a direct wholly-owned subsidiary of Alamos.
3.    COVENANTS OF THE SECURITYHOLDER
The Securityholder covenants and agrees that, until the earlier of: (i) the closing of the Proposed Transaction; and (ii) the date this Agreement is terminated in accordance with its terms, the Securityholder shall:
(a)    attend (either in person, electronically, as applicable, or by proxy) any Argonaut Meeting (including any adjournments and postponements thereof) and, at any such Argonaut Meeting, vote or cause to be voted all of: (i) the Argonaut Shares; (ii) any Argonaut Shares acquired by or issued to the Securityholder on or following the date hereof (including any Argonaut Shares issued upon the exercise of Options, DSUs, PSUs or RSUs); (iii) the Options; (iv) the DSUs; (v) the PSUs; (vi) the RSUs and (vii) any Options, DSUs, PSUs or RSUs acquired by or issued to the Securityholder on or following the date hereof, that are beneficially owned by, or over which control or direction is exercised by, the Securityholder and which are entitled to be voted at the Argonaut Meeting (the “Subject Securities”) in favour of the Proposed Transaction and all matters related thereto;
(b)    vote or cause to be voted (in person, electronically, as applicable, or by proxy) at any meeting of the securityholders of Argonaut any Subject Securities against, or not tender or cause to be tendered any Subject Securities to:

(i)    any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, or liquidation or take-over bid or similar transaction involving Argonaut or the Argonaut Shares other than the Proposed Transaction and any transaction related thereto;
(ii)    a sale or transfer of a material amount of assets of Argonaut, or the issuance of any securities of Argonaut (other than pursuant to the exercise of Options, DSUs, PSUs or RSUs in the ordinary course or other than contemplated by the Proposed Transaction);
(iii)    any action that is reasonably likely to impede, interfere with, delay, postpone, hinder, prevent or adversely affect in any material respect the Proposed Transaction including, without limitation, any Argonaut Acquisition Proposal other than a Superior Proposal; or

(iv)    any action or agreement that would result in a breach of any representation, warranty, covenant or other obligation of Argonaut in the Arrangement Agreement.
(c)    upon the request or direction of Alamos, execute or cause to be executed a proxy in respect of any resolution referred to in Section 3(b), and have all of the Subject Securities counted or not counted (as directed by Alamos) as part of a quorum in connection with any meeting of securityholders of Argonaut relating to matters set forth in Section 3(b);
(d)    for greater certainty, in connection with any matter referred to in Section 3(b), consult with Alamos prior to exercising or causing to be exercised any voting rights attached to the Subject Securities and exercise or procure the exercise of such voting rights as Alamos shall instruct in accordance with the terms hereof, including the delivery to Alamos, upon its request or direction, of a proxy in respect of any such meeting or resolution;
(e)    not, without the prior written consent of Alamos, sell, transfer, assign, pledge, encumber or otherwise dispose of, or enter into any agreement or understanding relating to the sale, transfer, assignment, pledge, encumbrance or other disposition of, the Subject Securities or any interest therein (other than as contemplated herein), provided, however, that nothing contained herein shall prohibit the Securityholder from exercising or causing to be exercised any Options, DSUs, PSUs or RSUs for Argonaut Shares (it being understood and agreed that such securities will be voted in accordance with Section 3(a));
(f)    not, except as required pursuant to this Agreement, grant or agree to grant or cause to be granted any proxy or other right to vote the Subject Securities or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of the Subject Securities to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting or tendering thereof or revoke or cause to be revoked any proxy granted pursuant to this Agreement;
(g)    not exercise or cause to be exercised any rights of dissent or appraisal in respect of any resolution approving the Proposed Transaction or any aspect thereof or matter related thereto, and not exercise or cause to be exercised any other securityholder rights or remedies available at common law or pursuant to applicable corporate or securities law or other legislation and not take any action that is reasonably likely to in any manner impede, interfere with, delay, postpone, hinder, prevent or challenge the Proposed Transaction;
(h)    not, subject to Section 7, except as may be expressly permitted by the Arrangement Agreement or by Alamos in writing, directly or indirectly:

(i)    solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an Argonaut Acquisition Proposal or potential Argonaut Acquisition Proposal;
(ii)    enter into, engage, continue or participate, directly or indirectly, in any negotiations or discussions regarding, or provide any non-public information with respect to Argonaut or any of its subsidiaries, or offer or provide access to the business, properties, assets, books or records of Argonaut or any of its subsidiaries or otherwise cooperate in any way with, any Argonaut Acquisition Proposal or potential Argonaut Acquisition Proposal;
(iii)    requisition or join in a requisition of any meeting of the securityholders of Argonaut for the purpose of considering any resolution; or
(iv)    solicit or arrange (or provide assistance to any other person to arrange) for the solicitation of proxies relating to, or purchases of or offers to sell, Argonaut Shares or securities convertible into or exchangeable or exercisable for, or representing, Argonaut Shares or act in concert or jointly with any other person for the purpose of acquiring any Argonaut Shares or securities convertible into or exchangeable or exercisable for, or representing, Argonaut Shares for the purpose of influencing the voting of Argonaut Shares or affecting the control of Argonaut, other than, in the case of proxy solicitation, in support of the Proposed Transaction; and
(i)    promptly notify Alamos upon any of the Securityholder’s representations or warranties contained in this Agreement becoming untrue or incorrect in any material respect prior to the termination of this Agreement.
3.2    The Securityholder acknowledges and agrees that its Options, DSUs, PSUs and RSUs, to the extent not exercised or settled, shall be treated in accordance with the Arrangement and the Securityholder shall take all applicable steps required to give effect to such treatment.
4.    DEPOSIT OF PROXY
The Securityholder hereby covenants and agrees in favour of Alamos that (i) no later than 10 days prior to the date of the Argonaut Meeting, the Securityholder shall duly complete or cause to be duly completed forms of proxy or voting instruction forms, as applicable, in respect of all of the Subject Securities to be validly delivered to Argonaut (or as otherwise directed on such forms) to cause the Subject Securities to be voted in Argonaut of the Proposed Transaction, and (ii) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless prior written consent from Alamos has been obtained or this Agreement is terminated pursuant to Section 8.1.
5.    REPRESENTATIONS AND WARRANTIES OF THE SECURITYHOLDER
The Securityholder hereby represents and warrants to Alamos as follows and acknowledges that Alamos is relying on such representations and warranties in connection with entering into this Agreement and the Proposed Transaction:
(a)    the Securityholder is the sole beneficial owner of, or the sole person exercising control or direction over, the Argonaut Shares, Options, DSUs, PSUs and RSUs, with valid and marketable title thereto, free and clear of all claims, liens, charges, encumbrances and security interests other than those arising by operation of statute and no person has any agreement, option, or any right or privilege capable of becoming an agreement or option, for the purchase, acquisition or transfer of the Argonaut Shares, Options, DSUs, PSUs and RSUs from the Securityholder or any interest therein or right thereto, except pursuant to the Proposed Transaction;
(b)    (i) the only securities of Argonaut beneficially owned, directly or indirectly, or over which control or direction is exercised by the Securityholder are those listed in the Acceptance at the end of this Agreement, and (ii) the Securityholder has no other agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, securities of Argonaut or any right or privilege capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or transfer to the Securityholder of additional securities of Argonaut or any interest therein;
(c)    the Securityholder has the sole right to dispose of or transfer (or cause to be disposed of or transferred) all of its Argonaut Shares and Options, DSUs, PSUs and RSUs (subject to the express terms of the Argonaut Incentive Plan and of any document evidencing the grant of the Options, DSUs, PSUs and RSUs) now held, and will have the right to dispose of or transfer (or cause to be disposed of or transferred) all Argonaut Shares and Options, DSUs, PSUs and RSUs (subject to the express terms of the Argonaut Incentive Plan and of any document evidencing the grant of the Options, DSUs, PSUs and RSUs) hereafter acquired by it;
(d)    the Securityholder has the sole right to vote (or cause to be voted) all of the Subject Securities now held and will have the sole right to vote (or cause to be voted) all Subject Securities hereafter acquired by the Securityholder;
(e)    this Agreement has been duly executed and delivered and is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms, and the performance by the Securityholder of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which the Securityholder will be a party and by which the Securityholder will be bound at the time of such consummation, or (ii) any applicable Laws; and
(f)    the Securityholder has received a substantially final draft of the Arrangement Agreement dated March, 2024, and has read and fully understands such draft of the Arrangement Agreement and the transactions contemplated thereby. The Securityholder acknowledges and agrees that the Securityholder has had the opportunity to seek independent legal advice with respect to this Agreement, the Arrangement Agreement and the transactions contemplated hereby and thereby, and that any failure on the Securityholder’s part to seek independent legal advice shall not affect (and the Securityholder shall not assert that it affects) the validity, enforceability or effect of this Agreement or the Arrangement Agreement.
6.    REPRESENTATIONS AND WARRANTIES OF ALAMOS
Alamos hereby represents and warrants to the Securityholder that (a) the execution and delivery of this Agreement by Alamos and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Alamos, (b) this Agreement is a valid and binding agreement, enforceable against Alamos in accordance with its terms, and (c) the performance by Alamos of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Alamos will be a party and by which Alamos will be bound at the time of such consummation or performance, as the case may be, or (ii) any applicable Laws, and Alamos acknowledges that the Securityholder is relying on such representations and warranties in connection with entering into this Agreement.
7.    SECURITYHOLDER CAPACITY
Alamos hereby acknowledges that the Securityholder is entering into this Agreement only in its capacity as the beneficial owner of the Subject Securities and that, if applicable, nothing in this Agreement shall in any way restrict, limit or prohibit the Securityholder from taking any action in their capacity as director or officer of Argonaut that is necessary for him or her to comply with their fiduciary duties as a director or officer of Argonaut under applicable Law or that is permitted by the Arrangement Agreement and any such action by the Securityholder shall not constitute a violation of this Agreement.
8.    TERMINATION

8.1    The obligations of the Securityholder and Alamos under this Agreement shall automatically terminate upon the closing of the Proposed Transaction. The obligations of the Securityholder and Alamos under this Agreement:

(a)    may also be terminated at any time by mutual consent in writing of Alamos and the Securityholder; or

(b)    unless extended by mutual agreement of the Parties, shall also be terminated automatically upon the Arrangement Agreement being terminated in accordance with its terms.
8.2    Except as otherwise stated herein, if this Agreement is terminated as provided in Section 8.1, this Agreement shall forthwith become void and of no further force or effect and there shall be no liability on the part of any Party to the other except that the provisions of Section 10, 11, 14, 15, 16, 17, and 18 will survive any termination hereof pursuant to Section 8.1, provided that the foregoing shall not relieve any Party from any liability for any breach of this Agreement arising prior to such termination.
9.    AMENDMENT
Except as expressly set forth herein, this Agreement shall not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by each of the Parties.
10.    ENTIRE AGREEMENT
This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement.
11.    ASSIGNMENT
No Party may assign any of their rights or obligations under this Agreement without the prior written consent of the other Party.
12.    SUCCESSORS; NO THIRD PARTY BENEFICIARIES
This Agreement shall be binding upon, enure to the benefit of and be enforceable by, the Parties and their respective executors, administrators, successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties or their respective executors, administrators, successors or permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
13.    TIME OF THE ESSENCE
Time is of the essence of this Agreement.
14.    UNENFORCEABLE TERMS
If any provision of this Agreement or the application thereof to any Party or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to any other Party or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by Law.

15.    APPLICABLE LAW

(a)    This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein without regard to any conflicts of law provisions, and each of the Parties irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.
(b)    The Parties waive the application of any rule of Law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the Party that (or counsel of which) prepared the executed agreement or any earlier draft of the same.
16.    NOTICE
Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered:
(a)    in the case of the Securityholder, to the address appearing on the Acceptance at the end of this Agreement; and
(b)    in the case of Alamos:
Alamos Gold Inc.
181 Bay St., Suite 3910
Toronto, ON M5J 2T3
Attention:    Nils F. Engelstad
Phone:        [redacted - personal information]
Email:        [redacted - personal information]
(c)    with a copy (which shall not constitute notice) to:
Torys LLP
79 Wellington St. West
Suite 3000, P.O. Box 270, TD Centre
Toronto, ON M5K 1N2
Attention:    Kevin Morris; Braden Jebson
Phone:        (416) 865-7380
Email:        kmorris@torys.com; bjebson@torys.com
or to such other address as the Party to which such notice or other communication is to be given has last notified the Party giving the same in the manner provided in this Section 16. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by e-mail transmission at the address for service provided herein during normal business hours on a Business Day, or otherwise on the next Business Day.
17.    ENFORCEMENT
The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties are entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of Ontario having jurisdiction, this being in addition to any other remedy to which such Party is entitled at law or in equity.
18.    EXPENSES
The Parties agree to pay their own respective expenses incurred in connection with this Agreement.
19.    FURTHER ASSURANCES
Each of the Securityholder and Alamos will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other Party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.
20.    DISCLOSURE

20.1    The Parties consent to the disclosure of the substance of this Agreement in any press release required by applicable Laws or any circular relating to the Argonaut Meeting and to the filing of this Agreement as may be required pursuant to applicable Laws.
20.2    A copy of this Agreement may be provided to the directors of Argonaut.
21.    COUNTERPART EXECUTION
This Agreement may be signed by any electronic means and in counterparts, which, together, are deemed to constitute one valid and binding agreement and delivery of such counterparts may be effected by any electronic means.
[Remainder of page intentionally left blank]

ALAMOS GOLD INC.
By:
Name: Nils F. Engelstad Title: Senior Vice President, General Counsel

Acceptance by Securityholder
The foregoing is hereby accepted as of and with effect from the        day of ____________, 2024 and the undersigned hereby confirms that the undersigned beneficially owns, directly or indirectly, or has control or direction over the Argonaut Shares, Options, DSUs, PSUs and RSUs indicated below:
     Argonaut Shares
     Options
     DSUs
     PSUs
     RSUs

Signature of Witness	Signature of Securityholder or, if not an individual, authorized signatory of the Securityholder

Name of Witness (Please print)	Name of Securityholder (Please print)

Address:

E-mail:

SCHEDULE D
NEW ARGONAUT PROPERTY
[redacted – commercially sensitive information]

SCHEDULE E
HIRED EMPLOYEES
[redacted – commercially sensitive information]